UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 6, 2020

Sunrun Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-37511	26-2841711
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

225 Bush Street, Suite 1400

San Francisco, California 94104

(Address of principal executive offices, including zip code)

(415) 580-6900

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common Stock, par value $0.0001 per share	RUN	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger

On July 6, 2020, Sunrun Inc., a Delaware corporation (“Sunrun”), Viking Merger Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of Sunrun (“Merger Sub”), and Vivint Solar, Inc., a Delaware corporation (“Vivint Solar”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions set forth in the Merger Agreement, Merger Sub will merge with and into Vivint Solar (the “Merger”), with Vivint Solar continuing as the surviving corporation of the Merger as a direct wholly owned subsidiary of Sunrun (the “Surviving Corporation”).

Subject to the terms and conditions set forth in the Merger Agreement, each share of Vivint Solar common stock, par value $0.01 per share (“Vivint Solar Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than the shares of Vivint Solar Common Stock owned by Sunrun, Merger Sub, any other wholly owned subsidiary of Sunrun or Vivint Solar immediately prior the Effective Time, including Vivint Solar Common Stock held in treasury by Vivint Solar, and in each case not held on behalf of third parties) will be converted automatically into the right to receive 0.55 shares (the “Exchange Ratio”) of Sunrun common stock, par value $0.0001 per share (“Sunrun Common Stock”), and, if applicable, an amount in cash, without interest, rounded down to the nearest cent, in lieu of any fractional share interest in Sunrun Common Stock to which such holder otherwise would have been entitled. The shares of Sunrun Common Stock to be issued in connection with the Merger will be listed on The NASDAQ Stock Market LLC (“NASDAQ”). The Merger is intended to qualify as a reorganization for U.S. federal income tax purposes.

At the Effective Time, Vivint Solar’s equity awards granted under Vivint Solar’s equity compensation plans outstanding as of the Effective Time will, except as set forth below, be converted into a corresponding award with respect to Sunrun Common Stock, with the number of shares underlying such award (and, in the case of stock options, the applicable exercise price) adjusted based on the Exchange Ratio. Certain options to purchase shares of Vivint Solar Common Stock and restricted stock units outstanding as of the Effective Time and held by non-employee directors or current and former employees of Vivint Solar who will not be employed by Sunrun following the closing of the Merger (the “Closing”) will be cancelled and such holders will have the right to receive an amount in cash calculated based on the Exchange Ratio. Each award of “LTIP Credits” pursuant to a Vivint Solar long term incentive pool plan (an “LTIP Award”) that is outstanding as of immediately prior to the Effective Time will be canceled and terminated, and as soon as practicable following the Effective Time and Sunrun’s filing of a Form S-8 registration statement registering the remaining share reserves of the Vivint Solar, Inc. 2014 Equity Incentive Plan, each holder of a cancelled LTIP Award will be granted a restricted stock unit award that can be settled in shares of Sunrun Common Stock (a “Replacement RSU Award”), with the number of shares underlying such award (and the applicable exercise price) calculated as if certain performance hurdles were achieved. The Replacement RSU Award will vest in three equal installments, subject to the grantee’s continued provision of services to Sunrun or the Surviving Corporation, through each of 30 days, nine months and 18 months following the Closing Date.

The Merger Agreement provides that Sunrun will increase the number of directors that comprise the Sunrun board of directors at the Effective Time by two directors and fill such vacancies with (1) one director serving on the board of directors of Vivint Solar designated by Vivint Solar (which director shall be designated as a Class III director of Sunrun) and (2) David Bywater, Vivint Solar’s Chief Executive Officer (who shall be designated as a Class I director of Sunrun).

The completion of the Merger is subject to customary conditions, including: (1) the adoption of the Merger Agreement by Vivint Solar stockholders and the approval of the issuance of shares of Sunrun Common Stock in connection with the Merger by Sunrun stockholders; (2) the expiration or termination of the applicable waiting period (or any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (3) the absence of any order or law that has the effect of enjoining or otherwise making illegal the consummation of the Merger; (4) the approval for listing of the shares of Sunrun Common Stock that will be issuable pursuant to the Merger Agreement on NASDAQ and the effectiveness of a registration statement with respect to such Sunrun Common Stock; (5) subject to certain exceptions, the accuracy of the representations and warranties of the other party and performance by each party in all material respects of its obligations under the Merger Agreement; (6) the absence of a material adverse effect; and (7) receipt by each of Sunrun and Vivint Solar of an opinion of its respective outside counsel or another nationally recognized law firm (including outside counsel to the other party) to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.

The Merger Agreement includes customary representations, warranties and covenants of Sunrun and Vivint Solar and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between execution of the Merger Agreement and the Effective Time, (2) its obligation to call a meeting of its stockholders to adopt the Merger Agreement (in the case of Vivint Solar) or approve the issuance of shares of Sunrun Common Stock in connection with the Merger (in the case of Sunrun) and (3) its non-solicitation obligations in connection with alternative acquisition proposals (however, under certain circumstances, a party may change its recommendation to its stockholders in response to a superior proposal or an intervening event if such party’s board of directors determines in good faith that the failure to take such action would be inconsistent with the directors’ fiduciary duties under Delaware law).

The Merger Agreement provides for certain termination rights for both parties and provides that, in connection with a termination of the Merger Agreement under certain specified circumstances, Vivint Solar will be required to pay Sunrun a termination fee of $54 million or Sunrun will be required to pay Vivint Solar a termination fee of $45 million or $107 million.

A copy of the Merger Agreement is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. The representations, warranties and covenants set forth in the Merger Agreement have been made only for the purposes of the Merger Agreement and solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, as well as by information contained in each party’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. In addition, such representations and warranties (1) will not survive completion of the Merger and cannot be the basis for any claims under the Merger Agreement by the other party after termination of the Merger Agreement, except as a result of actual fraud or a willful breach and (2) were made only as of the dates specified in the Merger Agreement. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement and not to provide investors with any other factual information regarding the parties or their respective businesses.

Support Agreements

Simultaneously with the execution of the Merger Agreement, Sunrun and 313 Acquisition LLC, an affiliate of The Blackstone Group Inc. (“313 Acquisition”), have entered into a support agreement (the “Vivint Solar Support Agreement”), pursuant to which 313 Acquisition agreed, among other things, to vote its shares of Vivint Solar Common Stock in favor of the adoption of the Merger Agreement and against any alternative proposal. 313 Acquisition also agreed not to transfer any shares of Vivint Solar Common Stock, subject to certain exceptions including for certain permitted transfers from and after the date of Vivint Solar’s stockholder meeting, or any adjournment or postponement thereof, in each case, at which a vote in favor of the Merger is obtained. The foregoing description of the Vivint Solar Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Vivint Solar Support Agreement, which is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Also simultaneously with the execution of the Merger Agreement, Tiger Global Investments, L.P. and Tiger Global Long Opportunities Master Fund, L.P. (collectively, “Tiger Global”) and Vivint Solar have entered into a support agreement (the “Sunrun Support Agreement”), pursuant to which Tiger Global agreed, among other things, to vote its shares of Sunrun Common Stock in favor of the approval of the issuance of shares of Sunrun Common Stock pursuant to the Merger Agreement and against any alternative proposal. Tiger Global also agreed not to transfer any shares of Sunrun Common Stock currently held by it until the conclusion of Sunrun’s duly convened stockholder meeting, or at any adjournment or postponement thereof, in each case, at which a vote on the issuance of Sunrun Common Stock in connection with the Merger is taken. The foregoing description of the Sunrun Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Sunrun Support Agreement, which is attached as Exhibit 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Registration Rights Agreement

Simultaneously with the execution of the Merger Agreement and to be effective as of the Effective Time, Sunrun, 313 Acquisition, Blackstone VNT Co-Invest L.P., Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI-ESC L.P., Blackstone Family Investment Partnership VI L.P., Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P. and Todd R. Pedersen (collectively, the “Holders” and each, a “Holder”) have entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Holders agreed, among other things, that if Sunrun registers its securities for public sale or sale pursuant to the exercise of any demand rights, Sunrun will, at the request of a Holder, include such shares of Sunrun Common Stock held by such Holder in the registration. The Holders have also agreed to lockup 50% of the shares of Sunrun Common Stock obtained as a result of the Merger for 60 days following Closing and the remaining 50% for 120 days following Closing, subject to certain exceptions. The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Registration Rights Agreement, which is attached as Exhibit 10.3 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws.

Effective July 6, 2020, the Board of Directors of Sunrun adopted resolutions to amend Sunrun’s Amended and Restated Bylaws to provide that unless Sunrun consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. The foregoing description of Sunrun’s amendment to the Amended and Restated Bylaws does not purport to be complete and is qualified in its entirety by reference to the text of the Amendment to the Amended and Restated Bylaws, which is attached as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)    Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of July 6, 2020, by and among Sunrun Inc., Viking Merger Sub, Inc. and Vivint Solar, Inc.*

3.1	Amendment to Amended and Restated Bylaws

10.1	Support Agreement, dated as of July 6, 2020, by and between Sunrun Inc. and 313 Acquisition LLC

10.2	Support Agreement, dated as of July 6, 2020, by and among Vivint Solar, Inc., Tiger Global Investments, L.P. and Tiger Global Long Opportunities Master Fund, L.P.

10.3	Registration Rights Agreement, dated as of July 6, 2020, by and among Sunrun Inc., 313 Acquisition LLC, Blackstone VNT Co-Invest L.P., Blackstone Capital Partners VI L.P., Blackstone Family Investment Partnership VI-ESC L.P., Blackstone Family Investment Partnership VI L.P., Summit Partners Growth Equity Fund VIII-A, L.P., Summit Partners Growth Equity Fund VIII-B, L.P., Summit Investors I, LLC, Summit Investors I (UK), L.P. and Todd R. Pedersen

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

The Schedules and exhibits have been omitted from this filing pursuant to Item 601(b)(2) of Regulation S K. A copy of any omitted schedule or exhibit will be furnished to the Securities and Exchange Commission upon request.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, statements based upon or relating to Sunrun’s and Vivint Solar’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements generally relate to future events or future financial or operating performance. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “will be,” “will likely result” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements may include, but are not limited to, statements concerning the expected benefits of the transaction; cost synergies and opportunities resulting from the transaction; Sunrun’s leadership position in the industry; the availability of rebates, tax credits and other financial incentives including solar renewable energy certificates, or SRECs, and federal and state incentives; regulations and policies related to net metering and interconnection limits or caps and decreases to federal solar tax credits; determinations by the Internal Revenue Service of the fair market value of Sunrun’s and Vivint Solar’s solar energy systems; changes in regulations, tariffs and other trade barriers and tax policy; the retail price of utility-generated electricity or electricity from other energy sources; federal, state and local regulations and policies governing the electric utility industry and developments or changes with respect to such regulations and policies; the ability of Sunrun and Vivint Solar to manage their supply chains (including the availability and price of solar panels and other system components and raw materials) and distribution channels and the impact of natural disasters and other events beyond their control; the ability of Sunrun and Vivint Solar and their industry to manage recent and future growth, product offering mix, and costs (including, but not limited to, equipment costs) effectively, including attracting, training and retaining sales personnel and solar energy system installers; Sunrun’s and Vivint Solar’s strategic partnerships and expected benefits of such partnerships; the sufficiency of Sunrun’s and Vivint Solar’s cash, investment fund commitments and available borrowings to meet anticipated cash needs; the need and ability of Sunrun and Vivint Solar to raise capital, refinance existing debt and finance their respective obligations and solar energy systems from new and existing investors; the potential impact of interest rates on Sunrun’s and Vivint Solar’s interest expense; the course and outcome of litigation and investigations and the ability of Sunrun and Vivint Solar to consummate the transactions contemplated by the definitive transaction agreement in a timely manner or at all. These statements are not guarantees of future performance; they reflect Sunrun’s and Vivint Solar’s current views with respect to future events and are based on assumptions and estimates and subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from expectations or results projected or implied by forward-looking statements. These risks include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive transaction agreement or the failure to satisfy the closing conditions; the possibility that the consummation of the proposed transactions is delayed or does not occur, including the failure of the parties’ stockholders to approve the proposed transactions; uncertainty regarding the timing of the receipt of required regulatory approvals for the merger and the possibility that the parties may be required to accept conditions that could reduce or eliminate the anticipated benefits of the merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all; the outcome of any legal proceedings that have been or may be instituted against the parties or others following announcement of the transactions contemplated by the definitive transaction agreement; challenges, disruptions and costs of closing, integrating and achieving anticipated synergies, or that such synergies will take longer to realize than expected; risks that the merger and other transactions contemplated by the definitive transaction agreement disrupt current plans and operations that may harm the parties’ businesses; the amount of any costs, fees, expenses, impairments and charges related to the merger; uncertainty as to the effects of the announcement or pendency of the merger on the market price of the parties’ respective common stock and/or on their respective financial performance; uncertainty as to the long-term value of Sunrun’s and Vivint Solar’s common stock; the ability of Sunrun and Vivint Solar to raise capital from third parties to grow their business; any rise in interest rates which would increase the cost of capital; the ability to meet covenants in investment funds and debt facilities; the potential inaccuracy of the assumptions employed in calculating operating metrics; the failure of the energy industry to develop to the size or at the rate Sunrun and Vivint Solar expect; and the inability of Sunrun and Vivint Solar to finance their solar service offerings to customers on an economically viable basis. These risks and uncertainties may be amplified by the ongoing COVID-19 pandemic, which has caused significant economic uncertainty and negative impacts on capital and credit markets. The extent to which the COVID-19 pandemic impacts Sunrun’s and Vivint Solar’s businesses, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, many of which are unpredictable, including, but not limited to, the duration and spread of the pandemic, its severity, the actions to contain the pandemic or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

Any financial projections in this filing are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Sunrun’s and Vivint Solar’s control. While all projections are necessarily speculative, Sunrun and Vivint Solar believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this filing should not be regarded as an indication that Sunrun and Vivint Solar, or their representatives, considered or consider the projections to be a reliable prediction of future events.

Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors included in Sunrun’s and Vivint Solar’s most recent reports on Form 10-K, Form 10-Q, Form 8-K and other documents on file with the United States Securities and Exchange Commission (“SEC”). These forward-looking statements represent estimates and assumptions only as of the date made. Unless required by federal securities laws, Sunrun and Vivint Solar assume no obligation to update any of these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated, to reflect circumstances or events that occur after the statements are made. Given these uncertainties, investors should not place undue reliance on these forward-looking statements. Investors should read this document with the understanding that Sunrun’s and Vivint Solar’s actual future results may be materially different from what Sunrun and Vivint Solar expect. Sunrun and Vivint Solar qualify all of their forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed merger, Sunrun intends to file with the SEC a registration statement on Form S-4, which will include a document that serves as a prospectus of Sunrun and a joint proxy statement of Sunrun and Vivint Solar (the “joint proxy statement/prospectus”). After the registration statement has been declared effective by the SEC, the joint proxy statement/prospectus will be delivered to stockholders of Sunrun and Vivint Solar. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF SUNRUN AND VIVINT SOLAR ARE URGED TO READ THE

JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the joint proxy statement/prospectus (when available) and other documents filed by Sunrun and Vivint Solar with the SEC, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Sunrun will be made available free of charge on Sunrun’s website at http://investors.sunrun.com/ under the heading “Filings & Financials” and then under the subheading “SEC Filings.” Copies of documents filed with the SEC by Vivint Solar will be made available free of charge on Vivint Solar’s website at http://investors.vivintsolar.com/ under the link “Financial Information” and then under the heading “SEC Filings.”

Participants in the Solicitation

Sunrun and Vivint Solar and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Sunrun common stock and Vivint Solar common stock in respect of the proposed transaction. Information about Sunrun’s directors and executive officers is set forth in Sunrun’s Form 10-K for the year ended December 31, 2019 and the proxy statement for Sunrun’s 2020 Annual Meeting of Stockholders, which were filed with the SEC on February 27, 2020 and April 17, 2020, respectively. Information about Vivint Solar’s directors and executive officers is set forth in Vivint Solar’s Form 10-K for the year ended December 31, 2019 and the proxy statement for Vivint Solar’s 2020 Annual Meeting of Stockholders, which were filed with the SEC on March 10, 2020 and April 24, 2020, respectively. Stockholders may obtain additional information regarding the interests of such participants by reading the registration statement and the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNRUN INC.

By:	/s/ Jeanna Steele
Jeanna Steele General Counsel

Date: July 10, 2020

Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

Among

VIVINT SOLAR, INC.,

SUNRUN INC.

and

VIKING MERGER SUB, INC.

Dated as of July 6, 2020

-i-

-ii-

EXHIBITS:

Exhibit A	Certificate of Incorporation of the Surviving Corporation
Exhibit B	Bylaws of the Surviving Corporation

-iii-

INDEX OF DEFINED TERMS

Acceptable Confidentiality Agreement	69
Action	16
Actual Fraud	69
Affiliate	69
Agreement	1
Anti-Corruption Laws	13
Antitrust Law	52
Applicable Date	13
Bankruptcy and Equity Exception	11
Benefit Continuation Period	55
Book-Entry Company Shares	6
Business Day	70
Cancelled Company Shares	3
Cash Equity Fund	70
Cash Equity Investor	70
Cash Equity Transaction Documents	70
Certificate of Merger	2
Certificates	6
Closing	2
Closing Date	2
Closing VWAP	70
Code	17
Company	1
Company Acquisition Proposal	44
Company Bylaws	9
Company Capitalization Date	10
Company Certificate of Incorporation	9
Company Change of Recommendation	48
Company Common Stock	10
Company Debt Facility	70
Company Disclosure Letter	9
Company Employees	16
Company Equity Award	70
Company ERISA Affiliate	17
Company Financial Advisor	24
Company Intellectual Property	70
Company Intervening Event	70
Company Joint Venture	70
Company LTIP Award	70
Company LTIP Plans	70
Company Material Adverse Effect	71
Company Material Contract	15
Company Notice	49
Company Notice Period	49
Company Option	3
Company Permitted Liens	19
Company Plans	17
Company Preferred Stock	10
Company Privacy Requirements	23
Company Project	72

Company Project Financing	72
Company PSU	4
Company Recommendation	11
Company Related Parties	66
Company Requisite Vote	11
Company RSU	4
Company SEC Reports	13
Company Securities	11
Company Share	3
Company Stock Plans	72
Company Stockholder	1
Company Stockholder Support Agreement	1
Company Stockholders Meeting	48
Company Superior Proposal	44
Company Termination Payment	72
Confidentiality Agreement	54
Contagion Event	72
Continuing Employees	55
Contract	14
control	72
Converted Option	3
Converted PSU	4
Converted RSU	4
COVID-19 Response	72
Customer Agreement	72
DGCL	1
DOJ	51
Effective Time	2
End Date	63
Environmental Attributes	72
Environmental Laws	24
Environmental Permits	23
ERISA	16
Exchange Act	12
Exchange Agent	6
Exchange Fund	6
Exchange Ratio	72
FTC	51
GAAP	72
Governmental Entity	12
Hazardous Materials	24
HSR Act	12
Indemnified Parties	56
Intellectual Property Rights	73
Intended Tax Treatment	1
IRS	17
Joint Proxy Statement	47
Joint Venture	73
Knowledge	73
Law	73

-iv-

Leased Real Property	73
Leases	73
Licenses	12
Liens	18
Material Leased Real Property	19
Merger	1
Merger Sub	1
Non-Employees	4
Parent	1
Parent Acquisition Proposal	46
Parent Bylaws	26
Parent Capitalization Date	26
Parent Cash Equity Fund	73
Parent Certificate of Incorporation	26
Parent Change of Recommendation	50
Parent Common Stock	26
Parent Credit Facility	73
Parent Customer Agreement	73
Parent Disclosure Letter	25
Parent Employees	31
Parent Environmental Permits	35
Parent Equity Award	74
Parent ESPP	73
Parent Financial Advisor	45
Parent Group	50
Parent Intervening Event	74
Parent Joint Venture	74
Parent Leased Real Property	74
Parent Leases	74
Parent Material Adverse Effect	74
Parent Notice	50
Parent Notice Period	50
Parent Option	75
Parent Permitted Liens	75
Parent Plans	31
Parent Preferred Stock	26
Parent Privacy Requirements	34
Parent Project	75
Parent Recommendation	28
Parent Related Parties	67
Parent Requisite Vote	27
Parent RSU	75
Parent SEC Reports	29
Parent Securities	27
Parent Stock Plans	75
Parent Stockholder Support Agreement	1
Parent Stockholders Meeting	49

Parent Superior Proposal	47
Parent Tax Equity Fund	76
Parent Termination Payment	76
Parties	1
Party	1
Per Share Cash Equivalent	76
Per Share Merger Consideration	3
Person	76
Personal Data	23
Premium Cap	57
Privacy Laws	23
Registration Statement	47
Regulatory Termination Payment	76
Related Party Agreements	15
Remedy	52
Renewable Energy Incentive	76
Representatives	42
SEC	13
Section 1603 Grant	76
Securities Act	13
Stockholder Support Agreements	1
subsidiaries	76
subsidiary	76
Surviving Corporation	2
Takeover Statutes	24
Tax Equity Fund	76
Tax Equity Investor	77
Tax Equity Transaction Documents	77
Tax Officer’s Certificates	58
Tax Return	22
Taxes	22
Third Party	77
Transaction Documents	77
Transaction Litigation	57
WARN Act	18
Willful Breach	77

-v-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of July 6, 2020 (this “Agreement”), is entered into by and among Vivint Solar, Inc., a Delaware corporation (the “Company”), Sunrun Inc., a Delaware corporation (“Parent”), and Viking Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub” and, together with the Company and Parent, the “Parties” and each, a “Party”).

RECITALS

WHEREAS, the respective Boards of Directors of Parent and Merger Sub have approved and declared advisable this Agreement and the merger of Merger Sub with and into the Company (the “Merger”) with the Company surviving the Merger on the terms and subject to the conditions set forth in this Agreement and have authorized the execution and delivery hereof, and the Board of Directors of Merger Sub has (i) determined that it is in the best interests of Merger Sub and its sole stockholder to enter into this Agreement, (ii) approved this Agreement and the transactions contemplated by this Agreement in accordance with the DGCL and (iii) adopted a resolution recommending that Parent, as the sole stockholder of Merger Sub, adopt and approve this Agreement and the Merger;

WHEREAS, the Board of Directors of the Company has (i) determined that it is in the best interests of the Company and the stockholders of the Company, and declared it advisable, to enter into this Agreement with Parent and Merger Sub providing for the Merger in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), (ii) approved this Agreement and the transactions contemplated hereby in accordance with the DGCL and (iii) adopted a resolution recommending this Agreement be adopted by the stockholders of the Company;

WHEREAS, for U.S. federal income tax purposes, it is intended that (i) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and the rules and regulations promulgated thereunder (the “Intended Tax Treatment”), and (ii) this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g);

WHEREAS, as a material inducement to, and as a condition to, the Company entering into this Agreement, concurrently with the execution of this Agreement, Tiger Global Investments, L.P. and Tiger Global Long Opportunities Master Fund, L.P. have entered into that certain Support Agreement, dated as of the date hereof, with the Company (the “Parent Stockholder Support Agreement”);

WHEREAS, as a material inducement to, and as a condition to, Parent entering into this Agreement, concurrently with the execution of this Agreement, 313 Acquisition LLC (the “Company Stockholder”) has entered into that certain Support Agreement, dated as of the date hereof, with Parent (the “Company Stockholder Support Agreement” and, together with the Parent Stockholder Support Agreement, the “Stockholder Support Agreements”);

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Parties agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and a wholly owned subsidiary of Parent, and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger, except as set forth in Article II. Without limiting the generality of the foregoing and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Company as the Surviving Corporation and all claims, obligations, debts, liabilities and duties of the Company and Merger Sub shall become the claims, obligations, debts, liabilities and duties of the Company as the Surviving Corporation. The Merger shall have the effects set forth in this Agreement and specified in the DGCL.

SECTION 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York, at 9:00 a.m., New York City time, on the fifth Business Day following the day on which the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) have been satisfied or waived in accordance with this Agreement or at such other time and place as the Company and Parent may agree in writing. The date on which the Closing occurs is referred to herein as the “Closing Date”.

SECTION 1.3 Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company and Parent will cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”), to be executed, acknowledged and filed with the Secretary of State of the State of Delaware in accordance with Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the Company and Parent in writing and specified in the Certificate of Merger in accordance with the DGCL (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

SECTION 1.4 Certificate of Incorporation; Bylaws.

(a) At the Effective Time and by virtue of the Merger, the certificate of incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read as set forth in Exhibit A and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended or restated as provided therein and by applicable Law, in each case consistent with the obligations set forth in Section 6.11.

(b) At the Effective Time, and without any further action on the part of the Company and Merger Sub, the bylaws of the Company shall be amended and restated in their entirety to read as set forth in Exhibit B and, as so amended and restated, shall be the bylaws of the Surviving Corporation until thereafter amended or restated as provided therein, by the certificate of incorporation of the Surviving Corporation and by applicable Law, in each case consistent with the obligations set forth in Section 6.11.

SECTION 1.5 Directors and Officers.

(a) The Parties shall take all actions reasonably necessary to cause the directors of Merger Sub at the Effective Time to be the directors of the Surviving Corporation immediately following the Effective Time, until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation and applicable Law.

(b) The officers of the Company at the Effective Time shall be the officers of the Surviving Corporation immediately following the Effective Time until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

ARTICLE II

EFFECT OF THE MERGER ON THE CAPITAL STOCK

OF THE CONSTITUENT CORPORATIONS

SECTION 2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any of the following securities:

(a) Merger Consideration. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (each such share, a “Company Share”) (other than Company Shares owned by Parent, Merger Sub, any other wholly owned subsidiary of Parent or the Company immediately prior the Effective Time, including Company Shares held in treasury by the Company, and in each case not held on behalf of third parties (collectively, the “Cancelled Company Shares”)) shall be converted automatically into and shall thereafter represent the right to receive a number of shares of Parent Common Stock equal to the Exchange Ratio (the “Per Share Merger Consideration”). At the Effective Time, all of the Company Shares that have been converted into a right to receive the Per Share Merger Consideration as provided in this Section 2.1(a) shall no longer be outstanding, shall be cancelled and extinguished automatically and shall cease to exist, and each former holder of Company Shares that were outstanding immediately prior to the Effective Time will cease to have any rights with respect to such Company Shares, except for the right to receive the Per Share Merger Consideration in accordance with this Article II.

(b) Cancellation of Cancelled Company Shares. Each Cancelled Company Share shall cease to be outstanding, be cancelled without any conversion thereof or payment of any consideration therefor and shall cease to exist.

(c) Merger Sub. Each share of Common Stock, par value $0.01 per share, of Merger Sub, issued and outstanding immediately prior to the Effective Time, shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

SECTION 2.2 Treatment of Company Equity Awards.

(a) Treatment of Company Options. Immediately prior to the Effective Time, each outstanding option to purchase shares of Company Common Stock (a “Company Option”) under the Company Stock Plans shall, automatically and without any required action on the part of the holder thereof, be converted into an option to purchase shares of Parent Common Stock (each, a “Converted Option”), unless otherwise provided in (i) an agreement with the Company to which the holder of such Company Option is a party or (ii) Schedule 2.2(a) of the Company Disclosure Letter. For each Converted Option, (i) the number of shares of Parent Common Stock subject to each such Converted Option shall be equal to the product (with the result rounded down to the nearest whole share) of (A) the total number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by (B) the Exchange Ratio and (ii) the exercise price per share of Parent Common Stock shall be equal to the quotient (with the result rounded up to the nearest whole cent) of (A) the exercise price per share of Company Common Stock of such Company Option immediately prior to the Effective Time divided by (B) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable pursuant to the Converted Options shall be determined in a manner consistent with the requirements of Section 409A of the Code; provided, further, that in the case of any Company Option to which Section 422 of the Code applies, the exercise price and the number of shares of Parent Common Stock purchasable pursuant to such option shall be determined in accordance with the foregoing, subject to such adjustments as are necessary in order to satisfy the requirements of Section 424(a) of the Code. Except as expressly provided in the foregoing sentence, each such Converted Option shall be subject to the same terms and conditions as applied to the corresponding Company Option immediately prior to the Effective Time. Notwithstanding the foregoing, each Company Option that is outstanding immediately prior to the Effective Time and held by a non-employee director of the Company or current or former employee who will not be employed by Parent or one of its Affiliates following the Closing (such directors and employees, collectively the “Non-Employees”) shall be canceled as of the Effective Time, and converted into the right to receive (without interest), at or promptly after the Effective Time, an amount in cash equal to (x) the total number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by (y) the excess, if any, of the Per Share Cash Equivalent over the exercise price per share of Company Common Stock under such Company Option, less applicable Taxes required to be withheld with respect to such payment (after giving effect to Section 2.3(e) hereof). For the avoidance of doubt, any Company Option held by a Non-Employee which has an exercise price per share of Company Common Stock that is greater than or equal to the Per Share Cash Equivalent shall be cancelled at the Effective Time for no consideration or payment.

(b) Treatment of Company RSUs. Immediately prior to the Effective Time, each outstanding restricted stock unit (a “Company RSU”) under the Company Stock Plans shall, automatically and without any required action on the part of the holder thereof, cease to represent a restricted stock unit denominated in shares of Company Common Stock and shall be converted into a restricted stock unit denominated in shares of Parent Common Stock (each, a “Converted RSU”), unless otherwise provided in (i) an agreement with the Company to which the holder of such Company RSU is a party or (ii) Schedule 2.2(b) of the Company Disclosure Letter. The number of shares of Parent Common Stock subject to each such Converted RSU shall be equal to the product (with the result rounded down to the nearest whole share) of (i) the number of shares of Company Common Stock subject to each such Company RSU as of immediately prior to the Effective Time multiplied by (ii) the Exchange Ratio. Except as expressly provided in the foregoing sentence, each Converted RSU shall remain subject to the same terms and conditions as applied to the corresponding Company RSU as of immediately prior to the Effective Time. Notwithstanding the foregoing, each Company RSU that is outstanding immediately prior to the Effective Time and held by a non-employee director of the Company shall be canceled as of the Effective Time, and converted into the right to receive (without interest), at or promptly after the Effective Time, an amount in cash equal to (x) the total number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time multiplied by (y) the Per Share Cash Equivalent, less applicable Taxes required to be withheld with respect to such payment (after giving effect to Section 2.3(e) hereof).

(c) Treatment of Company PSUs. Immediately prior to the Effective Time, each outstanding performance-based restricted stock unit (a “Company PSU”) under the Company Stock Plans shall, automatically and without any required action on the part of the holder thereof, cease to represent a performance-based restricted stock unit denominated in shares of Company Common Stock and shall be converted into a performance-based restricted stock unit denominated in shares of Parent Common Stock (each, a “Converted PSU”), unless otherwise provided in (i) an agreement with the Company to which the holder of such Company PSU is a party or (ii) Schedule 2.2(c) of the Company Disclosure Letter. The number of shares of Parent Common Stock subject to each such Converted PSU shall be equal to the product (with the result rounded down to the nearest whole share) of (i) the number of shares of Company Common Stock subject to each such Company PSU as of immediately prior to the Effective Time based on target performance levels multiplied by (ii) the Exchange Ratio. Except as expressly provided in the foregoing sentence, each Converted PSU shall remain subject to the same terms and conditions as applied to the corresponding Company PSU as of immediately prior to the Effective Time.

(d) Treatment of Company LTIP Awards. Immediately prior to the Effective Time, each Company LTIP Award that is outstanding as of immediately prior to the Effective Time shall, without any further action on the part of Parent or the Company, be cancelled and terminated. As soon as practicable following the Effective Time and Parent’s filing of a Form S-8 registration statement registering the remaining share reserves of the Vivint Solar, Inc. 2014 Equity Incentive Plan, each holder of a cancelled Company LTIP Award shall be granted a Replacement RSU Award with the following terms: (i) the number of shares of Parent Common Stock subject to the Replacement RSU Award shall have a grant date fair market value equal to the value of each holder’s LTIP Share, calculated as if the Closing Date were a Determination Date upon which the First Performance Hurdle and the Second Performance Hurdle were attained, with such number of shares of Parent Common Stock rounded down to the nearest whole share; (ii) the Replacement RSU Award shall vest, and the shares of Parent Common Stock will be issued, in three equal installments, subject to the grantee’s continued provision of services to Parent or the Surviving Corporation through each of 30 days, nine months and 18 months following the Closing Date; and (iii) the Replacement RSU Awards shall be subject to the same restrictive covenants as the Company LTIP Awards (other than adjustments necessary to reflect that Replacement RSU Awards will be granted under the Vivint Solar, Inc. 2014 Equity Incentive Plan, rather than the Company LTIP Plans). Capitalized terms in this Section 2.2(d) not otherwise defined in this Agreement shall have the meaning set forth in the applicable Company LTIP Plan.

(e) Company Corporate Actions. At or prior to the Effective Time, the Company, the Board of Directors of the Company and the Compensation Committee of the Board of Directors of the Company, as applicable, shall adopt any resolutions and take all other actions necessary to effectuate the provisions of this Section 2.2.

(f) Payment for Company Equity Awards. At or prior to the Effective Time, Parent will transfer, by wire transfer of immediately available funds, the amounts owed to the holders of Company Options and Company RSUs that will be settled in cash in accordance with Sections 2.2(a) and 2.2(b) above.

(g) Parent Corporate Actions. Parent shall take all corporate actions that are necessary for the treatment of the Company Options, Company RSUs, Company PSUs and Company LTIP Awards pursuant to this Section 2.2, including the reservation, issuance and listing of Parent Common Stock as necessary to effect the transactions contemplated by this Section 2.2. At the Effective Time, Parent shall assume the Vivint Solar, Inc. 2014 Equity Incentive Plan and entitled to grant stock awards, to the extent permissible under applicable Law, using the remaining share reserves of the Vivint Solar, Inc. 2014 Equity Incentive Plan as of the Effective Time (including any shares subsequently returned to such share reserves as a result of the termination and forfeiture of Company Options, Company RSUs, Company PSUs, Company LTIP Awards and Replacement RSU Awards), except that: (i) shares covered by such awards shall be shares of Parent Common Stock; (ii) all references in the Vivint Solar, Inc. 2014 Equity Incentive Plan to a number of shares of Company Common Stock shall be deemed amended to refer instead to a number of shares of Parent Common Stock determined by multiplying the number of referenced shares of Company Common Stock by the Exchange Ratio, and rounding the resulting number down to the nearest whole number of shares of Parent Common Stock; (iii) the compensation committee of Parent’s board of directors shall succeed to the authority and responsibility of the Company’s board of directors or any committee thereof with respect to the administration of the Vivint Solar, Inc. 2014 Equity Incentive Plan; and (iv) the Vivint Solar, Inc. 2014 Equity Incentive Plan shall be subject to administrative procedures consistent with those in effect under Parent’s equity compensation plan. As soon as practicable following the Effective Time, Parent shall file with the SEC a registration statement on Form S-8 (or any successor or other appropriate form) with respect to the shares of Parent Common Stock underlying such Converted Options, Converted RSUs, Converted PSUs and remaining share reserves of the Vivint Solar, Inc. 2014 Equity Incentive Plan as of the Effective Time, and shall use reasonable best efforts to maintain the effectiveness of such registration statement for so long as such registration of shares of Parent Common Stock issuable thereunder continues to be required.

SECTION 2.3 Surrender of Company Shares.

(a) Exchange Agent. Prior to the Effective Time, Parent or Merger Sub shall enter into an agreement in form and substance reasonably acceptable to the Company with an exchange agent selected by Parent and reasonably acceptable to the Company, to act as agent for the stockholders of the Company in connection with the Merger (the “Exchange Agent”) to receive the aggregate Per Share Merger Consideration to which the stockholders of the Company shall become entitled pursuant to Section 2.1(a). Immediately prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, (1) certificates or evidence of shares in book-entry form representing the aggregate Per Share Merger Consideration and (2) cash in an amount equal to at least the aggregate amount of cash payable in lieu of fractional shares of Parent Common Stock pursuant to Section 2.5 to provide all shares of Parent Common Stock and funds necessary for the Exchange Agent to pay the aggregate Per Share Merger Consideration in exchange for all of the Company Shares outstanding immediately prior to the Effective Time (other than the Cancelled Company Shares) (such shares and cash being hereinafter referred to as the “Exchange Fund”) in trust for the benefit of the holders of the Company Shares that will be converted into the right to receive the Per Share Merger Consideration pursuant to Section 2.1(a). The Exchange Agent shall invest the cash deposited in the Exchange Fund as reasonably directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt payment of the amount of cash to be paid pursuant to Section 2.5, Parent shall promptly replace or restore, or cause to be replaced or restored, the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make such cash payments. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 2.1(a) shall be promptly returned to Parent or the Surviving Corporation, as requested by Parent. The funds deposited with the Exchange Agent pursuant to this Section 2.3(a) shall not be used for any purpose other than as contemplated by this Section 2.3(a).

(b) Exchange Procedures.

(i) Transmittal Materials. Promptly after the Effective Time (and in any event within three Business Days thereafter), the Surviving Corporation shall cause the Exchange Agent to mail or otherwise provide to each former holder of record of Company Shares represented by a certificate or certificates immediately prior to the Effective Time, if any (“Certificates”), and each former holder of record of Company Shares held in book-entry form (“Book-Entry Company Shares”) (other than holders of Cancelled Company Shares) (A) transmittal materials, including a letter of transmittal in customary form as agreed by the Parties, specifying that delivery shall be effected, and risk of loss and title to the Certificates will pass, only upon delivery of the Certificates to the Exchange Agent or, with respect to Book-Entry Company Shares, only upon delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Company Shares (or such other evidence, if any, of the transfer as the Exchange Agent may reasonably request), such transmittal materials to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of the Certificates or Book-Entry Company Shares, as applicable, in exchange for the Per Share Merger Consideration.

(ii) Certificates. Upon surrender of Certificates for cancellation to the Exchange Agent, each holder of record of one or more Company Shares represented by Certificates, if any, shall be entitled to receive, and Parent shall cause the Exchange Agent to deliver as promptly as reasonably practicable after the Effective Time, a number of shares of Parent Common Stock equal to the product obtained by multiplying (A) the number of

Company Shares represented by such Certificates by (B) the Per Share Merger Consideration, and the Certificates so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates.

(iii) Book-Entry Company Shares. Notwithstanding anything to the contrary contained in this Agreement, any holder of Book-Entry Company Shares will not be required to deliver a Certificate to receive the Per Share Merger Consideration. In lieu thereof, each holder of record of one or more Book-Entry Company Shares (other than Cancelled Company Shares) shall upon receipt by the Exchange Agent of an “agent’s message” in customary form (it being understood that the holders of Book-Entry Company Shares shall be deemed to have surrendered such Company Shares upon receipt by the Exchange Agent of such “agent’s message” or such other evidence, if any, as the Exchange Agent may reasonably request) be entitled to receive, and Parent shall cause the Exchange Agent to deliver as promptly as reasonably practicable after the Effective Time, a number of shares of Parent Common Stock equal to the product obtained by multiplying (A) the number of Book-Entry Company Shares by (B) the Per Share Merger Consideration, and the Book-Entry Company Shares so surrendered shall immediately be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Book-Entry Company Shares.

(iv) Unrecorded Transfers; Other Payments. In the event of a transfer of ownership of Company Shares that is not registered in the transfer records of the Company or if payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates or Book-Entry Company Shares, as applicable, is registered, a number of shares of Parent Common Stock to be exchanged upon due surrender of the Certificates or Book-Entry Company Shares, as applicable, may be issued to such transferee or other Person if the Certificates or Book-Entry Company Shares, as applicable, formerly representing such Company Shares is properly presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer or other similar Taxes have been paid or are not applicable.

(v) Until surrendered as contemplated by this Section 2.3(b), each Certificate and Book-Entry Company Share (other than in respect of any Cancelled Company Shares) shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender (together, if applicable, with a letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably be required pursuant to such instructions (as applicable)) the applicable Per Share Merger Consideration as contemplated by this Article II. The Surviving Corporation shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of Company Shares for the Per Share Merger Consideration.

(c) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the former holders of Company Shares for 12 months after the Effective Time shall be delivered to the Surviving Corporation upon demand. Any holder of Company Shares represented by Certificates or Book-Entry Company Shares (other than Cancelled Company Shares) who has not theretofore complied with this Article II shall thereafter be entitled to look to the Surviving Corporation for delivery of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 2.3(e)) upon delivery of evidence of Certificates or Book-Entry Company Shares acceptable to the Surviving Corporation, without any interest thereon in accordance with the provisions set forth in Section 2.3(b), and the Surviving Corporation shall remain liable for (subject to applicable abandoned property, escheat or other similar Laws) payment of such holder’s claim for the Per Share Merger Consideration payable upon due surrender of its Certificates or Book-Entry Company Shares. Notwithstanding anything to the contrary herein, none of the Surviving Corporation, Parent, the Company, the Exchange Agent or any other Person shall be liable to any former holder of Company Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. Any amounts remaining unclaimed by such holders immediately prior to such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation, free and clear of all claims of interest of any Person previously entitled thereto.

(d) Transfers. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no transfers on the stock transfer books of the Surviving Corporation of the Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any evidence of a Certificate or Book-Entry Company Share is presented, and acceptable, to the Surviving Corporation, Parent or the Exchange Agent for transfer, subject to compliance with the procedures set forth in this Article II, it shall be cancelled and exchanged for the Per Share Merger Consideration (without interest). The Per Share Merger Consideration delivered upon surrender of Certificates or receipt by the Exchange Agent of an “agent’s message”, if applicable, in the case of Book-Entry Company Shares in accordance with the terms of this Article II, shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares formerly represented by such Certificates or Book-Entry Company Shares, as applicable.

(e) Withholding Rights. Each of the Exchange Agent, Parent, the Surviving Corporation and their Affiliates shall be entitled to (i) deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law, and (ii) be provided any necessary Tax forms, including IRS Form W-9 or appropriate series of IRS Form W-8, as applicable, or any similar information necessary to determine whether any amounts are required to be deducted or withheld, from any person to whom such payment is required to be made. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (i) shall be remitted by the applicable withholding agent to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

SECTION 2.4 Adjustments. Notwithstanding anything to the contrary herein, in the event that the number of Company Shares or shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for Company Shares or shares of Parent Common Stock issued and outstanding after the date hereof and prior to the Effective Time shall have been changed into a different number of Company Shares or shares of Parent Common Stock or securities or a different class as a result of a reclassification, stock split (including a reverse stock split), combination, stock dividend or distribution, recapitalization, subdivision, merger, issuer tender or exchange offer, or other similar transaction, then the Per Share Merger Consideration shall be equitably adjusted to provide to Parent and the holders of Company Shares, Company Options, Company RSUs and Company PSUs the same economic effect as contemplated by this Agreement prior to such event; provided that nothing in this Section 2.4 shall be construed to permit the Company, any subsidiary of the Company or any other Person to take any action that is otherwise prohibited by the terms of this Agreement.

SECTION 2.5 Cash in Lieu of Fractional Shares. Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the conversion of Company Common Stock pursuant to Section 2.1(a), and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a holder of Parent Common Stock. In lieu of the issuance of any such fractional share, Parent shall pay to each former holder of Company Common Stock who otherwise would be entitled to receive such fractional share an amount in cash, without interest, rounded down to the nearest cent, equal to the product of (i) the amount of the fractional share interest in a share of Parent Common Stock to which such holder otherwise would have been entitled but for this Section 2.5) multiplied by (ii) an amount equal to the Closing VWAP.

SECTION 2.6 Further Assurances. If, at any time after the Effective Time, any further action is determined by Parent or the Surviving Corporation to be necessary or desirable to carry out the purposes of this Agreement or to vest Parent or the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company with respect to the Merger, the officers and managers of Parent shall be fully authorized (in the name of Merger Sub, the Company, the Surviving Corporation and otherwise) to take such action.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Parent and Merger Sub that, except (i) as disclosed in the Company SEC Reports filed with, or furnished to, the SEC on or after January 1, 2018 and prior to the date of this Agreement (excluding any disclosures set forth in the Company SEC Reports under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are cautionary, predictive or forward-looking in nature), provided that no such disclosure shall be deemed to modify or qualify the representations and warranties set forth in Section 3.4 or Section 3.22 or (ii) as set forth on the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company concurrently with entering into this Agreement (the “Company Disclosure Letter”), it being acknowledged and agreed that, other than in the case of Section 3.4 or Section 3.22, disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face:

SECTION 3.1 Organization and Qualification; Subsidiaries; Company Joint Ventures.

(a) The Company is a legal entity duly organized, validly existing and in good standing under Delaware law and, has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except in each case where the failure to be so organized or existing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would not reasonably be expected to prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement. Each of the subsidiaries of the Company is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except in each case where the failure to be so organized, existing or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would not reasonably be expected to prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement. Each of the Company and its subsidiaries is qualified, licensed or admitted to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, licensing or admission, except in each case where the failure to be so qualified, licensed or admitted or, to the extent such concept is applicable, in good standing, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or would not reasonably be expected to prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement.

(b) Schedule 3.1(b) of the Company Disclosure Letter sets forth (x) each subsidiary of the Company and the owners of each such subsidiary, (y) a list of all the Company Joint Ventures, including the name of such entity and its owners, and (z) the jurisdiction of organization of each such subsidiary and Company Joint Venture. Except for interests in the subsidiaries of the Company and the Company Joint Ventures, neither the Company nor any of its subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any Person. Schedule 9.5(e) and Schedule 9.5(ggg) of the Company Disclosure Letter, taken together, set forth a true, complete and accurate list of the Company’s tax equity funds and cash equity funds.

SECTION 3.2 Certificate of Incorporation and Bylaws. The Company has furnished or otherwise made available to Parent, prior to the date hereof, a correct and complete copy of the certificate of incorporation, as amended to date (the “Company Certificate of Incorporation”), and the amended and restated bylaws, as amended to date (the “Company Bylaws”), of the Company as currently in effect. The Company Certificate of Incorporation and the Company Bylaws are in full force and effect.

SECTION 3.3 Capitalization. The authorized capital stock of the Company consists of (i) 1,000,000,000 shares of common stock, par value $0.01 per share (the “Company Common Stock”), and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”).

(a) As of the close of business on July 2, 2020 (the “Company Capitalization Date”):

(i) no shares of Company Preferred Stock were issued or outstanding;

(ii) 125,410,593 shares of Company Common Stock were issued and outstanding and 0 shares of Company Common Stock were held by the Company in its treasury;

(iii) there were (A) 5,069,488 shares of Company Common Stock underlying outstanding Company Options, (B) 5,044,287 shares of Company Common Stock underlying outstanding Company RSUs, (C) 920,802 shares of Company Common Stock underlying outstanding Company PSUs (calculated based on the maximum number of Company Shares issuable pursuant to such Company PSUs) and (D) 2,705,889 shares of Company Common Stock underlying outstanding Company LTIP Awards (calculated based on the maximum number of Company Shares issuable pursuant to such Company LTIP Awards, and which is included in the number of shares of Company Common Stock available and reserved for issuance under the Company Stock Plans), in each such case as granted or provided for under the applicable Company Stock Plan, along with the applicable award agreements with respect to which any Company Equity Awards have been issued thereunder, and pursuant to which any Company Equity Awards are outstanding; and

(iv) 16,284,338 shares of Company Common Stock were available and reserved for issuance (but not issued) under the Company Stock Plans.

(b) The Company has made available to Parent, as of the Company Capitalization Date, a complete and correct (other than any inaccuracies that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect) list as of the Company Capitalization Date of (i) all outstanding Company Options, including, for each award, the name of the holder, the Company Stock Plan under which the award was granted, the number of shares subject to the award, the exercise price per share, the grant date, and the expiration date; (ii) all outstanding Company RSUs, including, for each award, the name of the holder, the Company Stock Plan under which the award was granted, the number of shares subject to each award, and the grant date; and (iii) all outstanding Company PSUs, including, for each award, the name of the holder, the Company Stock Plan under which the award was granted, the maximum number of shares subject to the award and the grant date. The Company Stock Plans and Company LTIP Plans are the only plans or programs that the Company or any of its subsidiaries maintains under which stock options, restricted stock, restricted stock units, stock appreciation rights or other compensatory equity and equity-based awards are outstanding, and no awards other than Company Options, Company RSUs, Company PSUs and Company LTIP Awards have been granted under the Company Stock Plans, Company LTIP Plans or otherwise.

(c) From the close of business on the Company Capitalization Date until the date of this Agreement, no Company Equity Awards have been granted and no Company Shares have been issued, except for shares of Company Common Stock issued pursuant to the exercise of Company Options, the vesting and settlement of Company RSUs or the vesting of Company PSUs, in each case, in accordance with the terms of the applicable Company Stock Plan. Except as set forth in Section 3.3(a) or on Schedule 3.3(a) of the Company Disclosure Letter, as of the date of this Agreement, (i) there are not outstanding or authorized any (A) shares of capital stock or other voting securities of the Company, (B) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, (C) options, warrants, calls or other rights to acquire from the Company, or obligations of the Company to issue or sell, any capital stock, voting securities or securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any capital stock or voting securities of the Company or (D) restricted shares, stock appreciation rights, performance units, contingent value rights, phantom stock or similar securities or rights issued or granted by the Company or any of its subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other equity interests in the Company (collectively, “Company Securities”) and (ii) there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any Company Securities. All outstanding Company Shares, and all Company Shares reserved for issuance as noted in Section 3.3(a), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of pre-emptive rights. Each of the outstanding shares of capital stock, membership interests, partnership interests, voting securities, or other ownership interests of (I) each Company Joint Venture that are held by the Company or any subsidiary of the Company and (II) each of the Company’s subsidiaries, in each case, is duly authorized, validly issued, fully paid and non-assessable and, except as set forth on Schedule 3.3(c) of the Company Disclosure Letter, all such shares are owned by the Company or a subsidiary of the Company and, with respect to such shares owned by the Company or a subsidiary of the Company, are owned free and clear of all Liens, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever, except (x) for transfer restrictions of general applicability arising under securities laws or (y) as set forth in the Tax Equity Transaction Documents. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter. There are no voting trusts, proxies or other commitments, understandings, restrictions or arrangements to which the Company or any of its subsidiaries is a party in favor of any Person other than the Company or a subsidiary wholly-owned, directly or indirectly, by the Company with respect to the voting of or the right to participate in dividends or other earnings on any capital stock, membership interests, partnership interests, voting securities, or other ownership interests of the Company, any subsidiary of the Company or any Company Joint Venture.

SECTION 3.4 Authority. Assuming the accuracy of the representation set forth in Section 4.21, the Company has all requisite corporate power and authority, and has taken all corporate action necessary, in order to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Merger and the other transactions contemplated hereby, subject only to the affirmative vote (in person or by proxy) of the holders of a majority of all of the outstanding shares of Company Common Stock in favor of the adoption of this Agreement (the “Company Requisite Vote”) and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Merger Sub and the accuracy of the representation set forth in Section 4.21, constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the effects of applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting creditors’ rights generally, general equitable principles (whether considered in a proceeding in equity or at law) (the “Bankruptcy and Equity Exception”). The Board of Directors of the Company, at a duly called and held meeting, has unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, (iii) subject to the terms of this Agreement, resolving to recommend that the stockholders of the Company vote in favor of the adoption of this Agreement and the Merger (the “Company Recommendation”), (iv) directing that this Agreement be submitted to the stockholders of the Company at the Company Stockholders Meeting for their adoption and approval and (v) adopting and approving a resolution having the effect of approving the Merger and the other transactions contemplated this Agreement under Article X of the Company Certificate of Incorporation, which resolutions, as of the date of this Agreement, have not been subsequently withdrawn or modified in any manner adverse to Parent.

SECTION 3.5 No Conflict; Required Filings and Consents.

(a) Except as set forth on Schedule 3.5(a) of the Company Disclosure Letter, and assuming the accuracy of the representation set forth in Section 4.21, the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby do not and will not (i) breach, violate or conflict with the Company Certificate of Incorporation or Company Bylaws or the certificates of incorporation, bylaws or other comparable organizational documents of the subsidiaries of the Company, (ii) assuming that all consents, approvals and authorizations contemplated by subsection (b) below have been obtained, all filings described in such clauses have been made and the Company Requisite Vote has been obtained, conflict with, breach or violate any Law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or any of the Company Joint Ventures or by which each of them or any of their respective properties or assets are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation or amendment of, or acceleration or early amortization of any indebtedness under, or result in the creation of a Lien (except in all cases for Company Permitted Liens) on any of the material assets of the Company pursuant to, any Contract to which the Company, or any Affiliate thereof, is a party or by which the Company or any of its Affiliates or its or their respective properties or assets are bound (including any Contract to which an Affiliate of the Company is a party), except, in the case of clause (ii) and clause (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and which would not reasonably be expected to prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement.

(b) Subject to the accuracy of Parent’s and Merger Sub’s representations set forth in Section 4.5(b), the execution, delivery and performance of this Agreement by the Company and the consummation of the Merger and the other transactions contemplated hereby by the Company do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental, quasi-governmental or regulatory (including stock exchange) authority, agency, court, commission or other governmental body, whether foreign or domestic, of any country, nation, republic, federation or similar entity or any state, county, parish or municipality, jurisdiction or other political subdivision thereof (each, a “Governmental Entity”), except for (i) such filings as may be required under the applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder (including the filing of the Registration Statement), and state securities, takeover and “blue sky” laws, (ii) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) such filings and approvals as may be required under the applicable requirements of the New York Stock Exchange and NASDAQ, (iv) the filing and recordation with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to (A) prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement or (B) have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.6 Compliance.

(a) The Company, its subsidiaries and the Company Joint Ventures are not in violation of any Law applicable to the Company, any of its subsidiaries or the Company Joint Ventures, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Company, its subsidiaries and the Company Joint Ventures have all permits, licenses, certificates, authorizations, exemptions, orders, consents, approvals and franchises from Governmental Entities (“Licenses”) required to conduct their respective businesses and own, lease and operate their respective assets and properties as being conducted as of the date hereof and as of the Effective Time, except for any such Licenses the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, for the preceding five years, none of the Company or any of its subsidiaries or any of the Company Joint Ventures or, to the Knowledge of the Company, any agent, employee or other Person acting on behalf of any of the Company or its subsidiaries or any of the Company Joint Ventures, (i) is or has been in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977, the UK Bribery Act 2010 or any other similar applicable Law that prohibits corruption or bribery (collectively, “Anti-Corruption Laws”) or (ii) has directly or indirectly made, offered, agreed, requested or taken any other act in furtherance of an offer, promise or authorization of any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of any of the Anti-Corruption Laws. The Company has instituted and maintains policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws.

SECTION 3.7 SEC Filings; Financial Statements; Undisclosed Liabilities.

(a) The Company has filed or furnished all forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished on or prior to the date hereof by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2019 (the “Applicable Date”) through the date hereof (all such forms, reports, statements, certificates and other documents filed since the Applicable Date, including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the “Company SEC Reports”). As of their respective SEC filing dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Company SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the Company SEC Reports so filed contained, when filed, any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Company SEC Reports has been amended or superseded by a later Company SEC Report filed prior to the date of this Agreement. Since the Applicable Date, the Company has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange. As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Reports.

(b) The audited consolidated financial statements of the Company (including all notes thereto) included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries at the respective dates thereof (taking into account the notes thereto) and the consolidated statements of operations, cash flows and stockholders’ equity for the periods indicated. The unaudited consolidated financial statements of the Company and its subsidiaries (including any related notes thereto) for all interim periods included in the Company’s quarterly reports on Form 10-Q filed with the SEC since January 1, 2020 and included in the Company SEC Reports have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except for the absence of footnote disclosures and normal period-end adjustments as permitted by GAAP) and fairly present in all material respects the consolidated financial position of the Company and its subsidiaries as of the respective dates thereof (taking into account the notes thereto) and the consolidated statements of operations and cash flows for the periods indicated (subject to normal period-end adjustments as permitted by GAAP).

(c) The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.

(d) Except (i) as disclosed, reflected, accrued or reserved against in the financial statements (including all notes thereto) of the Company contained in the Company’s quarterly report on Form 10-Q for the period ended March 31, 2020; (ii) for liabilities or obligations incurred in the ordinary course of business since March 31, 2020; (iii) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement, and (iv) for liabilities or obligations permitted by this Agreement or incurred pursuant to the transactions contemplated by this Agreement, neither the Company nor any of its subsidiaries has any liabilities or obligations of a nature required by GAAP to be reflected in a consolidated balance sheet or disclosed in the notes thereto, other than those which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

SECTION 3.8 Contracts.

(a) Except (i) for this Agreement, (ii) for the Contracts filed as exhibits to the Company SEC Reports, (iii) for the Company Plans, (iv) the Cash Equity Transaction Documents, Tax Equity Transaction Documents and Company Debt Facilities and (v) as set forth in Schedule 3.8(a) of the Company Disclosure Letter, as of the date hereof, none of the Company nor any of its subsidiaries nor any of the Company Joint Ventures is party to or bound by and none of their respective assets or properties is subject to any legally binding agreement, note, bond, mortgage, indenture, contract, subcontract, agreement, lease, license, sublicense or other similar instrument (each, a “Contract”) that:

(i) is a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act but has not been filed as an exhibit to the Company SEC Reports;

(ii) (x) contains covenants binding upon the Company, any of its subsidiaries or any of the Company Joint Ventures that materially restrict the ability of the Company, any of its subsidiaries or any of the Company Joint Ventures (or, after the Effective Time, Parent or its subsidiaries) to engage in any business or with any Person or in any geographic area that, in each case, are material to the Company, its subsidiaries and the Company Joint Ventures, taken as a whole, other than restrictions that are part of the terms and conditions of any “requirements” or similar agreement under which the Company, any of its subsidiaries or any of the Company Joint Ventures has agreed to procure goods or services exclusively from any Person, or (y) is a Contract pursuant to which the Company, any of its subsidiaries or any Company Joint Venture has agreed to conduct business on an exclusive basis with any third party and such Contract materially limits the Company’s operations and is not terminable for convenience without penalty;

(iii) contains “most favored nation” terms or other similar preferential status, in each case, that require the Company, any of its subsidiaries or any Company Joint Venture to offer more favorable pricing to a counterparty pursuant to such terms or status;

(iv) contains a grant by (x) the Company or any of its subsidiaries to any person any license or covenant not to sue that is material to the Company or its subsidiaries in or to any Intellectual Property Rights, other than pursuant to contracts granting non-exclusive rights in the ordinary course of business, or (y) a third party to the Company or any of its subsidiaries of any license or covenant not to sue in or to any Intellectual Property Rights that are material to the Company and its subsidiaries, taken as a whole, other than non-exclusive licenses (A) of generally commercially available technology or (B) entered into by the Company and its subsidiaries in the ordinary course of business;

(v) other than with respect to any partnership that is wholly owned by the Company, any of its subsidiaries or any of the Company Joint Ventures, is a joint venture, partnership or other similar agreement or arrangement relating to the formation, creation, operation, management or control of any partnership or joint venture, in each case, that is material to the Company, its subsidiaries and the Company Joint Ventures, taken as a whole;

(vi) is an indenture, credit agreement, loan agreement, pledge, security agreement, guarantee, bond or similar Contract that (A) has an aggregate principal amount, or provides for an aggregate obligation, in excess of $1,000,000, (I) evidencing indebtedness for borrowed money of the Company or any of its subsidiaries to any third party, (II) guaranteeing any such indebtedness of a third party, or (III) obligating the Company or its subsidiaries to make any capital commitment in excess of $1,000,000 or (B) has the economic effect of any of the items set forth in subclause (A) above;

(vii) prohibits the payment of dividends or distributions in respect of the capital stock of the Company, any of its subsidiaries or any of the Company Joint Ventures, prohibits the pledging of the capital stock of the Company, any subsidiary of the Company or any Company Joint Venture, or prohibits the issuance of guarantees by any subsidiary of the Company;

(viii) has resulted in payments by the Company or any of its subsidiaries of more than $10,000,000 in the aggregate for the prior fiscal year or would reasonably be expected to involve payments by the Company or any of its subsidiaries of more than $10,000,000 in the aggregate in the fiscal year ending December 31, 2020 (other than Contracts subject to clause (iii) above or Leases);

(ix) has resulted in payments to the Company or any of its subsidiaries of more than $10,000,000 in the aggregate for the prior fiscal year or would reasonably be expected to involve payments to the Company or any of its subsidiaries of more than $10,000,000 in the aggregate in the fiscal year ending December 31, 2020;

(x) with respect to any acquisition, divestiture or material licensing arrangement that contains representations, warranties, covenants, indemnities or other obligations (including continuing “earn-out” or other contingent payment obligations), in each case, that would reasonably be expected to result in the receipt or making of payments in excess of $1,000,000;

(xi) is between the Company, any of its subsidiaries or any Company Joint Venture, on the one hand, and any director or officer (or any Person controlled by, or any immediate family member of, such individual) of any of the foregoing or any Person beneficially owning 5% or more of the outstanding Company Shares, on the other hand (“Related Party Agreements”), including any Contract pursuant to which the Company, any of its subsidiaries or any Company Joint Venture has an obligation to indemnify such Person, except for any Company Plan and any Contracts entered into on arm’s length terms in the ordinary course of business;

(xii) contains minimum quantity purchase conditions that are binding on the Company or any of its subsidiaries or the counterparty thereto; or

(xiii) is between the Company or any of its subsidiaries, on the one hand, and Vivint Smart Home, Inc. or any of its subsidiaries, on the other hand.

Each Contract required to be set forth in Schedule 3.8(a) of the Company Disclosure Letter or filed as an exhibit to the Company SEC Reports as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (in each case, excluding any Company Plan) is referred to herein as a “Company Material Contract”.

(b) As of the date of this Agreement, neither the Company nor any subsidiary of the Company or Company Joint Venture is a party to any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed. Except for Contracts filed as exhibits to the Company SEC Reports, the Company has provided to Parent prior to the date of this Agreement a true and complete copy of each Company Material Contract as in effect on the date of this Agreement. Each of the Company Material Contracts is valid and binding on the Company, each of its subsidiaries, and each of the Company Joint Ventures party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Company Material Contract expires or terminates in accordance with its terms, and (ii) for such failures to be valid and binding or to be in full force and effect that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as the date hereof (x) neither the Company nor, to the Knowledge of the Company, any of its subsidiaries nor any of the Company Joint Ventures has received written notice from any other party to a Company Material Contract that such other party intends to terminate, not renew, or renegotiate in any material respects the terms of any such Company Material Contract (except in accordance with the terms thereof) and (y) there is no breach or default under any Company Material Contract by the Company, any of its subsidiaries, or any of the Company Joint Ventures and no event has occurred that with or without the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its subsidiaries or otherwise give rise thereunder to any right of termination, cancellation, amendment or acceleration or early amortization of any indebtedness by any counterparty thereto. Prior to the date of this Agreement, the Company has made available to Parent true and complete copies of any standard or form of Customer Agreement currently in effect.

(c) As of the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of the Company, no Person having a material business relationship with the Company has requested in writing to cease or materially change its relationship with the Company.

SECTION 3.9 Absence of Certain Changes or Events. Except for the transactions contemplated by this Agreement or any COVID-19 Responses, (a) since March 31, 2020 through the date of this Agreement, the Company and its subsidiaries have not taken any action that, if taken after the date hereof, would require the consent of Parent pursuant to the terms of Sections 5.1(c)(ii), (vi), (viii), (x), (xiii), (xv), (xvi), (xix), (xx), (xxi) and (xxii) (but only as Section 5.1(c)(xxii) relates to the other subsections of Section 5.1(c) enumerated in this Section 3.9(a)) hereof and (b) since December 31, 2019 through the date of this Agreement, (i) the business of the Company and its subsidiaries has been conducted in the ordinary course consistent with past practices and (ii) there has not occurred a Company Material Adverse Effect.

SECTION 3.10 Absence of Litigation. As of the date of this Agreement, there are no suits, claims, actions, proceedings, investigations, arbitrations or audits (each, an “Action”) or inquiries pending or, to the Knowledge of the Company, threatened against the Company, any of its subsidiaries or any Company Joint Venture, other than any such Action or inquiry that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, neither the Company nor any of its subsidiaries nor any Company Joint Venture or any of their respective material properties or assets is or are subject to any order, writ, judgment, injunction, decree or award except for those that would not reasonably be expected (A) to have, individually or in the aggregate, a Company Material Adverse Effect or (B) to prevent or materially delay the consummation by the Company of the transactions contemplated by this Agreement.

SECTION 3.11 Employee Benefit Plans.

(a) Schedule 3.11(a) of the Company Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material “employee benefit plan” (within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), and each other material employee benefit plan, policy, program or arrangement providing compensation or benefits to any current or former officer, employee or other service provider of the Company or any of its subsidiaries (collectively, the “Company Employees”), including any material remuneration, bonus, employment, severance, fringe benefits, change in control, retention, incentive equity or equity-based compensation, cash incentive, long-term incentive, or deferred compensation arrangements, in each case, contributed to, sponsored or maintained by the Company or any of its subsidiaries including any material remuneration, bonus, employment, severance, fringe benefits, change in control, incentive equity or equity-based compensation, cash incentive, long-term incentive, or deferred compensation arrangements, in each case, contributed to, sponsored or maintained by the Company or any of its subsidiaries, or any Person that could be treated as a single employer with the Company or any of its subsidiaries pursuant to 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code (a “Company ERISA Affiliate”) or pursuant to which the Company or any of its subsidiaries or any Company ERISA Affiliate has or would reasonably be expected to have any present or future actual or contingent liabilities or obligations (such plans, programs, policies, agreements and arrangements, without respect to materiality, collectively “Company Plans”).

(b) With respect to each Company Plan set forth on Schedule 3.11(a) of the Company Disclosure Letter, the Company has made available to Parent a true and complete copy thereof to the extent in writing and, to the extent applicable, (i) any related trust agreement or other funding instrument, (ii) the most recent determination letter, if any, received from the Internal Revenue Service (the “IRS”), (iii) the most recent summary plan description for each Company Plan for which such summary plan description is required, and (iv) for the most recent fiscal year (A) the Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the Company Plans have been established, maintained, and administered in all material respects in compliance with their terms and all applicable requirements of Law, including the Internal Revenue Code of 1986, as amended (the “Code”).

(d) With respect to each Company Plan, as of the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of the Company, threatened.

(e) Each Company Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code is so qualified and has received a current determination letter from the IRS that such Company Plan is so qualified, and to the Knowledge of the Company nothing has occurred since the date of such determination that could reasonably be expected to materially and adversely affect the qualification of such Company Plan.

(f) With respect to each Company Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all contributions (including all employer contributions and employee salary reduction contributions), distributions, reimbursements and premium payments that are due by the Company or any of its subsidiaries have been timely made and all contributions, distributions, reimbursements and premium payments for any period ending on or before the Closing Date that are not yet due by the Company or any of its subsidiaries have been made or properly accrued.

(g) No Company Plan provides for post-employment or retiree health benefits, except to the extent required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code, or similar Laws.

(h) No Company Plan is a plan that is subject to Section 302 of Title IV of ERISA or Section 412 of the Code.

(i) Neither the Company nor any of its subsidiaries has any actual or potential obligation to reimburse or otherwise “gross-up” any person for interest or additional Tax set forth under Sections 409A(a)(1)(B) or 4999 of the Code.

(j) Except as set forth in Schedule 3.11(j) of the Company Disclosure Letter, no Company Plan exists that as a result of the consummation of the transactions contemplated by this Agreement would (either alone or upon the occurrence of any additional or subsequent events) (i) accelerate the time of payment, vesting, or funding, or increase the amount of compensation or benefit due to any Company Employee under any Company Plan, except as expressly provided in this Agreement, (ii) result in any forgiveness of indebtedness or obligation to fund compensation or benefits with respect to any Company Employee or (iii) result in any payments or benefits which would not reasonably be expected to be deductible under Section 280G of the Code.

(k) Except as, individually and in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect, all Company Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with all applicable requirements, (B) that are intended to qualify for special tax treatment meet all requirements for such treatment and (C) that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

SECTION 3.12 Labor and Employment Matters.

(a) Except as set forth in Schedule 3.12 of the Company Disclosure Letter, neither the Company nor any subsidiary is a party to any collective bargaining agreement with any labor organization or other representative of any Company Employees, nor is any such agreement being negotiated by the Company as of the date hereof. As of the date hereof, there are no material strikes, work stoppages, slowdowns, lockouts or similar material labor disputes pending or, to the Knowledge of the Company, threatened against the Company or any of its subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there are no (i) unfair labor practice complaints pending or, to the Knowledge of the Company, threatened against the Company or any subsidiary before the National Labor Relations Board or any other labor relations tribunal or authority or (ii) to the Knowledge of the Company, union organizing efforts regarding any Company Employees. As of the date of this Agreement, there are no pending or, to the Knowledge of the Company, threatened actions, complaints or proceedings relating to employees or employment practices, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and its subsidiaries are in material compliance with the Worker Readjustment and Notification Act and all applicable state and local Laws regarding redundancies, reductions in force, mass layoffs and plant closings (collectively, the “WARN Act”), including all notification requirements set forth in such Laws. Within the preceding two years, the Company has not implemented any “plant closing,” “mass layoff,” or other action that required notification pursuant to the WARN Act without complying with such notification requirements.

SECTION 3.13 Insurance. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) since January 1, 2019, each of the Company and its subsidiaries have been continuously insured with financially responsible insurers or has self-insured, (b) all insurance policies of the Company and its subsidiaries which are material to the Company and its subsidiaries taken as a whole are in full force and effect and provide insurance in such amounts and against such risks as is sufficient to comply with applicable Law and as is customary in all material respects in the industries in which the Company and its subsidiaries operate, (c) all premiums due with respect to such material insurance policies have been paid in accordance with the terms thereof and (d) as of the date of this Agreement, neither the Company nor any of its subsidiaries has received any notice of any pending or threatened cancellation, termination or premium increase with respect to any insurance policy of the Company and its subsidiaries other than as is customary in connection with renewals of existing insurance policies.

SECTION 3.14 Properties.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a subsidiary of the Company owns and has good and valid title to, or has a good and valid leasehold, easement, right of way, license or other interest in, or otherwise has a valid right of possession, use or access to, all items of personal property reflected on the most recent balance sheet included in the financial statements of the Company or acquired after the date of such balance sheet and prior to the date hereof, in each case free and clear of all liens, encumbrances, mortgages, pledges, security interests, charges, rights of first refusal, transfer restrictions, claims and defects, and imperfections of title (“Liens”) (except in all cases for (A) Liens permissible under any applicable loan agreements and indentures, (B) statutory liens securing payments not yet delinquent, (C) imperfections or irregularities of title, Liens, easements, rights of way, covenants, conditions or other similar matters or restrictions or exclusions that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties as currently conducted in any material respect, (D) imperfections or irregularities of title, Liens, easements, rights of way, covenants, conditions or other similar matters or restrictions or exclusions which are matters of public record or which would be shown by a current title report or other similar report and any condition or other matter that may be shown or disclosed by a current and accurate survey or physical inspection of the real property, (E) encumbrances affecting the interest of the grantor or lessor of any easements, leasing or licenses affecting any real property which were not granted by the Company or any of its subsidiaries, (F) Liens for current Taxes or other governmental charges not yet delinquent or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP, (G) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (H) mechanics’, carriers’, workmen’s, repairmen’s Liens or other like encumbrances arising or incurred in the ordinary course of business, and statutory or common law Liens or encumbrances to secure landlords, lessors, grantors or renters under leases, licenses, easements or rental agreements, (I) Liens granted by any Tax Equity Fund pursuant to the Tax Equity Transaction Documents or permitted by the Tax Equity Transaction Documents, (J) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of the Company and (K) Liens set forth on Schedule 3.14 of the Company Disclosure Letter (items in clauses (A) through (K) referred to herein as “Company Permitted Liens”)); provided that no representation is made under this Section 3.14 with respect to any Intellectual Property.

(b) The Company does not own any real property. Section 3.14(b) of the Company Disclosure Letter sets forth the address of each Leased Real Property for which the Company has made in the prior fiscal year or expects to make in the current fiscal year payments in excess of $1,000,000 (such Leased Real Property, the “Material Leased Real Property”), and a true and complete list of all Leases for each such Material Leased Real Property (including the date and name of the parties to such Lease). The Company has delivered to Parent a true and complete copy of each Lease relating to such Material Leased Real Property. The Leased Real Property identified in Section 3.14(b) of the Company Disclosure Letter comprises all of the material real property used in the business of the Company or any of its subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) each Lease under which the Company or any of its subsidiaries uses or occupies or has the right to use or occupy any Leased Real Property identified in Section 3.14(b) of the Company Disclosure Letter, is legal, valid, binding, enforceable and in full force and effect, (ii) neither the Company nor any of its subsidiaries is currently subsisting, licensing or otherwise granting any Person the right to use or occupy such Leased Real Property or any portion thereof and (iii) no uncured default of a material nature on the part of the Company or, if applicable, any of its subsidiaries, or to the Knowledge of the Company, the landlord thereunder, exists under any Lease of such Leased Real Property, and no event has occurred or circumstance exists, which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Lease.

SECTION 3.15 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) The Company, each of its subsidiaries, and each of the Company Joint Ventures (A) have timely filed all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and accurate in all respects and have been prepared in compliance in all respects with all applicable laws and regulations, (B) have timely paid all Taxes required to be paid by them, whether or not shown as due on any Tax Returns, (C) have properly paid, collected and remitted all amounts required to have been paid, collected or withheld with respect to Taxes, including, for the avoidance of doubt, any Taxes arising from sales to customers or otherwise related to the provision of utilities in the jurisdictions in which the Company, its subsidiaries or the Company Joint Ventures operate and any Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and have properly completed and timely filed all Forms W-2 and 1099 required in respect thereto and (D) have not requested any extension of time for filing any Tax Return that has not been filed (other than automatic extensions of time to file Tax Returns obtained in the ordinary course of business that do not require the consent of a Governmental Entity), and have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment, collection or deficiency;

(ii) The most recent financial statements contained in the Company SEC Reports filed prior to the date of this Agreement reflect, in accordance with GAAP, an adequate reserve for all Taxes payable by the Company, its subsidiaries and the Company Joint Ventures for all taxable periods through the date of such financial statements. Since the date of the most recent financial statements contained in the Company SEC Reports filed prior to the date of this Agreement, neither the Company nor any of its subsidiaries nor any Company Joint Venture has incurred any liability for Taxes outside the ordinary course of business;

(iii) There are no Liens for Taxes (other than Company Permitted Liens) on any of the assets of the Company, any of its subsidiaries or any Company Joint Venture;

(iv) None of the Company, any of its subsidiaries or any Company Joint Venture is or has been a party to or participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4;

(v) None of the Company, any of its subsidiaries or any Company Joint Venture (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was the Company or one of its subsidiaries), (B) has any liability for the Taxes of any Person (other than the Company or its subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, as a transferee or successor, or otherwise pursuant to any law, rule or regulation, (C) is a party to or bound by any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than (i) any other commercial agreements or contracts, the primary purpose of which is not Taxes or (ii) any agreement among or between only the Company and/or any of its subsidiaries) or (D) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 or 361 of the Code in the two-year period ending on the date of this Agreement;

(vi) No written claim has been made by a Governmental Entity in a jurisdiction where the Company or any of its subsidiaries or any Company Joint Venture does not file Tax Returns that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction, which claim has not been fully resolved;

(vii) None of the Company, any of its subsidiaries or any Company Joint Venture: (X) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. law) executed prior to the Closing, (iii) intercompany transactions occurring on or prior to the Closing Date or any excess loss account in existence prior to the Closing described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law), (iv) any use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (v) installment sale or open transaction disposition made prior to the Closing, or (vi) prepaid amount received or deferred revenue accrued prior to the Closing, or (Y) has made any election under Section 965(h) of the Code (or any corresponding or similar provision of state, local or non-U.S. law);

(viii) There is no request for a private letter ruling or similar formal Tax guidance pending with respect to the Company, any of its subsidiaries or any Company Joint Venture in respect of any Taxes in any jurisdiction, nor has the Company nor any of its subsidiaries nor any Company Joint Venture ever received such a private letter ruling or similar formal tax guidance which would have any effect on the Company, its subsidiaries, or any Company Joint Venture (as applicable) following the Closing;

(ix) The Company is not, and has not been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code;

(x) None of the subsidiaries of the Company or any Company Joint Venture is, nor has any ownership interest in, any “controlled foreign corporation” within the meaning of Section 957 of the Code or any “passive foreign investment company” within the meaning of Section 1297 of the Code; and

(xi) To the Knowledge of the Company, no act, event or circumstance has occurred or existed that would result in the recapture, loss or disallowance of all or any portion of any Section 1603 Grant received by the Company, any of its subsidiaries or any Company Joint Venture, and no written notice has been received by the Company, any of its subsidiaries or any Company Joint Venture indicating that any such Section 1603 Grant is under audit, examination, review, investigation or other action or proceeding by any Governmental Entity.

(b) Except as otherwise set forth in Section 3.15(b) of the Company Disclosure Letter, no income or other material Tax audits, examinations, deficiency, refund litigation, proposed adjustment, matter in controversy, investigation or other proceedings with a Governmental Entity with respect to income or other material Taxes of the Company, any of its subsidiaries, or any Company Joint Ventures is pending or being conducted. To the Knowledge of the Company, none of the Company, any of its subsidiaries or any Company Joint Venture has received notice that any Tax Equity Fund (and, to the Knowledge of the Company without inquiry, none of the Company, any of its subsidiaries or any Company Joint Venture has received notice that any Tax Equity Investor or any corporation that directly or indirectly holds 100% of the ownership interest in the applicable Tax Equity Investor) is subject to any audit, examination, review, investigation, action or proceeding by any taxing authority, which audit, examination, review, investigation, action or proceeding concerns in whole or in part such person’s direct or indirect interest in any of the Company, its subsidiaries or any Company Joint Venture. None of the Company, any of its subsidiaries or any Company Joint Venture has received from any foreign, federal, state, or local taxing authority (including jurisdictions where it has not filed Tax Returns) any written (i) notice indicating an intent to open an income or other material Tax audit or other review with respect to income or other material Taxes, (ii) request for information related to income or other material Tax matters, or (iii) notice that a deficiency with respect to any income or other material Taxes has been proposed, asserted or assessed against the Company, its subsidiaries or the Company Joint Ventures, in each case of clauses (i), (ii) or (iii), that has not been resolved in full. The Company has made available to Parent copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Company, any of its subsidiaries, or any Company Joint Venture filed or received since December 31, 2016;

(c) Neither the Company nor any of its subsidiaries nor any Company Joint Venture has taken any action or knows of any fact or circumstance that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

(d) To the Knowledge of the Company, with respect to its safe harbor programs for federal investment tax credits under IRS Notice 2018-59, no act, event or circumstance has occurred or existed that would result in the costs relied upon for safe harbor qualification to not have been incurred prior to January 1, 2020 (within the meaning of Treasury Regulations Section 1.461-1(a)(1) and (2)).

(e) For purposes of this Agreement:

(i) “Taxes” means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, workers compensation, social security, use, ad valorem, property, escheat, abandoned or unclaimed property, withholding, transfer, excise, estimated, license, production, alternative or add-on minimum, value added, occupancy and other taxes, duties or other like assessments imposed by any Governmental Entity, together with all interest, penalties and additions imposed by any Governmental Entity with respect to such amounts; and

(ii) “Tax Return” means all returns and reports (including any attached schedules) required to be filed with a Governmental Entity with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Tax.

SECTION 3.16 Registration Statement. None of the information relating to the Company or its subsidiaries supplied or to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any statement made in the Registration Statement based on information supplied by or on behalf of Parent or Merger Sub or any of their respective Representatives which is contained or incorporated by reference in the Registration Statement.

SECTION 3.17 Intellectual Property; Privacy and Data Security.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i) the Company, or as applicable, each of its subsidiaries exclusively own all material items of Company Intellectual Property, free and clear of all Liens except Company Permitted Liens;

(ii) all material items of Company Intellectual Property that are registered or otherwise filed with U.S. Patent and Trademark Office, U.S. Copyright Office, or equivalent foreign registering body anywhere in the world are subsisting, unexpired, and to the Knowledge of the Company, valid and enforceable;

(iii) to the Knowledge of the Company: (i) the conduct of the business of the Company and its subsidiaries, taken as a whole, in the three (3) years prior to the date hereof, has not infringed, misappropriated or violated, and does not infringe, misappropriate or violate the Intellectual Property Rights of any third party;

(iv) in the three (3) years prior to the date hereof, neither the Company nor any of its subsidiaries have received any written notice from a third party alleging the Company or any of its subsidiaries have infringed the Intellectual Property Rights of a third person;

(v) to the Knowledge of the Company, no material item of Company Intellectual Property is being infringed by any third party;

(vi) the Company and its subsidiaries have taken commercially reasonable steps to protect the confidentiality and value of its trade secrets and other confidential information;

(vii) each of the Company, its subsidiaries and, to the Knowledge of the Company, each Company Joint Venture has implemented and maintained commercially reasonable information security programs and commercially reasonable physical, technical and administrative safeguards, in each case, designed to protect the security, confidentiality, integrity and availability of Personal Data, and their systems, networks or information technology that store, transmit or otherwise process Personal Data;

(viii) each of the Company, its subsidiaries, and each Company Joint Venture, is and since January 1, 2018 has been, in compliance with the following (collectively, the “Company Privacy Requirements”): (A) any Privacy Laws; and (B) any publicly-posted policies or notices, and any contractual obligations, concerning the Company’s, any of its subsidiaries’ or, to the Knowledge of the Company, any Company Joint Venture’s collection, use, storage, disclosure, or other processing of any Personal Data;

(ix) there have not been any incidents involving (A) security breaches of, or unauthorized access to, any systems, networks or information technology of the Company, any of its subsidiaries or any Company Joint Venture, in each case, that store, transmit or maintain Personal Data or (B) the accidental or unlawful loss of or damage to, or unauthorized access to or use, acquisition, modification or disclosure of, any Personal Data in the Company’s, any of its subsidiaries’, or, to the Knowledge of the Company, any Company Joint Venture’s possession, custody or control, including any such incident requiring notification to any Person (including any Governmental Entity) under Company Privacy Requirements; and

(x) since January 1, 2018, (A) there have not been any complaints or written notices to the Company, any of its subsidiaries or, to the Knowledge of the Company, any Company Joint Venture, or audits, proceedings or investigations conducted or claims asserted in writing by any Person (including any Governmental Entity) regarding alleged unauthorized or unlawful collection, use, storage, retention, processing, transfer, disclosure, sharing, disposal or destruction of any Personal Data, or any violation of applicable Law, by the Company, any of its subsidiaries or any Company Joint Venture, or any unlawful loss of or damage to, or unauthorized access to or acquisition, modification, use or disclosure of, any Personal Data in the possession, custody or control of the Company, any of its subsidiaries or any Company Joint Venture and (B) no such audit, proceeding, investigation or claim is pending, or to the Knowledge of the Company, threatened.

(b) For purposes of this Agreement:

(i) “Personal Data” means any information that constitutes “personal data,” “personally identifiable information,” “personally identifiable financial information,” “protected health information,” “personal information” or similar information regulated by applicable Law.

(ii) “Privacy Laws” means any applicable Law governing (A) the privacy, protection, or security of Personal Data, including as relevant to the collection, use, storage, retention, transfer, disclosure, sharing, disposal, destruction, or other processing of Personal Data; (B) monitoring or recording of telephone calls or electronic communications; (C) telephone calling, text messaging, telemarketing, or email marketing; or (D) consumer protection laws applicable to privacy, data security, the collection, use or disclosure of Personal Data or statements to consumers related to the foregoing.

SECTION 3.18 Environmental Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) none of the Company nor any of its subsidiaries nor any of the Company Joint Ventures is, or since January 1, 2018 has been in violation of any applicable Environmental Law; (ii) each of the Company and its subsidiaries and the Company Joint Ventures has all permits, authorizations and approvals required under any applicable Environmental Laws for the operation of its respective businesses as currently conducted or for the occupancy of the Leased Real Property as currently occupied (collectively, the “Environmental Permits”), and is, and has since January 1, 2018, has been, in compliance with the requirements of such Environmental Permits; (iii) neither the Company nor any of its subsidiaries nor any of the Company Joint Ventures has received written notice that any such Environmental Permits are not validly issued and in full force and effect or that there are any Actions, inquiries or reviews pending or, to the Knowledge of the Company, threatened to challenge, modify, revoke or terminate any such Environmental Permits, (iv) none of the Company nor any of its subsidiaries nor any of the Company Joint Ventures has received written notice of any pending or threatened Actions under any Environmental Law, or regarding any investigation or remediation of any

Hazardous Materials, against the Company or any of its subsidiaries and (v) there has been no release or disposal of, no contamination by, and no exposure of any Person to, any Hazardous Materials so as to give rise to any liability under Environmental Laws for the Company or any of its subsidiaries.

(b) For purposes of this Agreement, the following terms shall have the meanings assigned below:

“Environmental Laws” shall mean Laws regarding pollution or protection of the environment, including those relating to the release or threatened release of Hazardous Materials or to the distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“Hazardous Materials” shall mean any substance defined as a hazardous or toxic substance, material or waste or as a pollutant or contaminant, or words of similar meaning, by any applicable Environmental Law.

SECTION 3.19 Opinions of Company Financial Advisors. The Board of Directors of the Company has received from each of Morgan Stanley & Co. LLC and BofA Securities, Inc. (each, a “Company Financial Advisor”) an opinion to the effect that, as of the date of such opinion and subject to and based upon the various limitations, matters, qualifications and assumptions set forth therein, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of shares of Company Common Stock (other than Cancelled Company Shares).

SECTION 3.20 Brokers. No broker, finder or investment banker (other than the Company Financial Advisors) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of the Company or any of its subsidiaries.

SECTION 3.21 Takeover Statutes. Assuming the accuracy of the representations and warranties contained in Section 4.21, no “fair price”, “moratorium”, “control share acquisition”, “interested shareholder,” “affiliate transaction”, “business combination” or other similar antitakeover Law (collectively, “Takeover Statutes”) applicable to the Company is applicable to this Agreement or the transactions contemplated hereby, including the Merger. The Company does not have in effect any stockholder rights plan, “poison pill” or similar plan or arrangement.

SECTION 3.22 Vote/Approval Required. Assuming the accuracy of the representation set forth in Section 4.21, other than the Company Requisite Vote, no vote or consent of the holders of any class or series of capital stock of the Company is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

SECTION 3.23 Warranties; Recalls. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the date of this Agreement, (a) no products and services marketed, leased, licensed, installed and/or sold by or on behalf of the Company or any of its subsidiaries have been the subject of any recall, and (b) there are no pending voluntary recalls and no pending or, to the Knowledge of the Company, threatened claims seeking the recall, withdrawal, suspension, or seizure of any such products or services.

SECTION 3.24 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III, neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or with respect to any other information provided to Parent or Merger Sub.

SECTION 3.25 Access to Information; Disclaimer. The Company acknowledges and agrees (on its own behalf and on behalf of each other Company Related Party) that it and each other Company Related Party (a) has had an opportunity to discuss the business of Parent and its subsidiaries with the management of Parent, (b) has had reasonable access to (i) the books and records of Parent and its subsidiaries and (ii) the documents provided by Parent for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from officers of Parent and (d) has conducted its own independent investigation of Parent and its subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of Parent or any of its subsidiaries or otherwise, other than the representations and warranties of Parent and Merger Sub expressly contained in Article IV of this Agreement and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, the Company further acknowledges and agrees that none of Parent or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding Parent, its subsidiaries or their respective businesses and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which the Company is familiar, that the Company is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that the Company will have no claim against Parent or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

PARENT AND MERGER SUB

Parent and Merger Sub each hereby represents and warrants to the Company that, except (i) as disclosed in the Parent SEC Reports filed with, or furnished to, the SEC on or after January 1, 2018 and prior to the date of this Agreement (excluding any disclosures set forth in the Parent SEC Reports under the captions “Risk Factors” or “Forward-Looking Statements” to the extent they are cautionary, predictive or forward-looking in nature), provided that no such disclosure shall be deemed to modify or qualify the representations and warranties set forth in Section 4.4 or Section 4.22 or (ii) as set forth on the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent and Merger Sub concurrently with entering into this Agreement (the “Parent Disclosure Letter”), it being acknowledged and agreed that, other than in the case of Section 4.4 or Section 4.22, disclosure of any item in any section or subsection of the Parent Disclosure Letter shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face:

SECTION 4.1 Organization and Qualification; Subsidiaries; Parent Joint Ventures.

(a) Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and, has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except in each case where the failure to be so organized or existing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or would not reasonably be expected to prevent or materially delay the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement. Each of the subsidiaries of Parent is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except in each case where the failure to be so organized, existing or, to the extent such concept is applicable, in good standing, or to have such power or authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or would not reasonably be expected to prevent or materially delay the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement. Each of Parent and its subsidiaries is qualified, licensed or admitted to do business and, to the extent such concept is applicable, is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or present conduct of its business requires such qualification, licensing or admission, except in each case where the failure to be so qualified, licensed or admitted or, to the extent such concept is applicable, in good standing, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect or would not reasonably be expected to prevent or materially delay the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement.

(b) Schedule 4.1(b) of the Parent Disclosure Letter sets forth (x) each subsidiary of Parent, (y) a list of all the Parent Joint Ventures, including the name of such entity, and (z) the jurisdiction of organization of each such subsidiary and Parent Joint Venture. Except for interests in the subsidiaries of Parent and the Parent Joint Ventures, neither Parent nor any of its subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any Person. Schedule 9.5(hh) and Schedule 9.5(ww) of the Parent Disclosure Letter, taken together, set forth a true, complete and accurate list of Parent’s tax equity funds and cash equity funds.

SECTION 4.2 Certificate of Incorporation and Bylaws. Parent has furnished or otherwise made available to Parent, prior to the date hereof, a correct and complete copy of the certificate of incorporation, as amended to date (the “Parent Certificate of Incorporation”), and the amended and restated bylaws, as amended to date (the “Parent Bylaws”), of Parent as currently in effect. The Parent Certificate of Incorporation and the Parent Bylaws are in full force and effect.

SECTION 4.3 Capitalization. The authorized capital stock of Parent consists of (i) 2,000,000,000 shares of common stock, par value $0.0001 per share (the “Parent Common Stock”), and (ii) 200,000,000 shares of preferred stock, par value $0.0001 per share (the “Parent Preferred Stock”).

(a) As of the close of business on July 2, 2020 (the “Parent Capitalization Date”):

(i) no shares of Parent Preferred Stock were issued or outstanding;

(ii) 122,355,953 shares of Parent Common Stock were issued and outstanding and 0 shares of Parent Common Stock were held by Parent in its treasury; and

(iii) there were (A) 10,450,113 shares of Parent Common Stock underlying outstanding Parent Options and (B) 4,539,475 shares of Parent Common Stock underlying outstanding Parent RSUs, in each such case as granted or provided for under the Parent Stock Plan, along with the applicable award agreements with respect to which any Parent Equity Awards have been issued thereunder, and pursuant to which any Parent Equity Awards are outstanding; and

(iv) 11,035,922 shares of Parent Common Stock were available and reserved for issuance (but not issued) under the Parent Stock Plans and 6,193,413 shares of Parent Common Stock were available and reserved for issuance under the Parent ESPP.

(b) The Parent Stock Plans and the Parent ESPP are the only plans or programs that Parent or any of its subsidiaries maintain under which stock options, restricted stock, restricted stock units, stock appreciation rights or other compensatory equity and equity-based awards are outstanding, and no awards other than Parent Options and Parent RSUs have been granted under the Parent Stock Plans or otherwise.

(c) From the close of business on the Parent Capitalization Date until the date of this Agreement, no Parent Equity Awards have been granted and no shares of Parent Common Stock have been issued, except for shares of Parent Common Stock issued pursuant to the exercise of Parent Options or the vesting and settlement of Parent RSUs, in each case, in accordance with the terms of the Parent Stock Plan. Except as set forth in Section 4.3(a) or on Schedule 4.3(a) of the Parent Disclosure Letter, as of the date of this Agreement, (i) there are not outstanding or authorized any (A) shares of capital stock or other voting securities of Parent, (B) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent or (C) options, warrants, calls, phantom stock or other rights to acquire from Parent, or obligations of Parent to issue or sell, any capital stock, voting securities or securities convertible into, exercisable for, or exchangeable for, or giving any Person a right to subscribe for or acquire, any capital stock or voting securities of Parent or (D) restricted shares, stock appreciation rights, performance units, contingent value rights, phantom stock or similar securities or rights issued or granted by Parent or any of its subsidiaries that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares of capital stock or other voting securities of or other equity interests in Parent (collectively, “Parent Securities”) and (ii) there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any Parent Securities. All outstanding shares of Parent Common Stock, and all shares of Parent Common Stock reserved for issuance as noted in Section 4.3(a), when issued in accordance with the respective terms thereof, are or will be duly authorized, validly issued, fully paid and non-assessable and not subject to or issued in violation of pre-emptive rights. Each of the outstanding shares of capital stock, membership interests, partnership interests, voting securities, or other ownership interests of (I) each Parent Joint Venture that are held by Parent or any subsidiary of Parent and (II) each of Parent’s subsidiaries, in each case, is duly authorized, validly issued, fully paid and non-assessable and, except as set forth on Schedule 4.3(b) of the Parent Disclosure Letter, all such shares are owned by Parent or a subsidiary of Parent and, with respect to such shares owned by Parent or a subsidiary of Parent, are owned free and clear of all Liens, agreements, limitations in voting rights, charges or other encumbrances of any nature whatsoever, except for transfer restrictions of general applicability arising under securities laws. Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the stockholders of Parent on any matter. There are no voting trusts, proxies or other commitments, understandings, restrictions or arrangements to which Parent or any of its subsidiaries is a party in favor of any Person other than Parent or a subsidiary wholly-owned, directly or indirectly, by Parent with respect to the voting of or the right to participate in dividends or other earnings on any capital stock, membership interests, partnership interests, voting securities, or other ownership interests of Parent, any subsidiary of Parent or any Parent Joint Venture.

SECTION 4.4 Authority. Each of Parent and Merger Sub has all requisite corporate power and authority, and has taken all corporate or other action necessary, in order to execute, deliver and perform its obligations under, this Agreement, and to consummate the Merger and the other transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate or similar action by the Boards of Directors of Parent and Merger Sub and, immediately following the execution of this Agreement, Parent will duly approve and adopt this Agreement and the transactions contemplated hereby, including the Merger, in its capacity as sole stockholder of Merger Sub in accordance with Section 251 of the DGCL and promptly deliver to the Company evidence of its vote or action by written consent approving and adopting this Agreement in accordance with applicable Law and the certificate of incorporation and bylaws of Merger Sub, and no other corporate proceedings or stockholder or similar action on the part of Parent or Merger Sub or any of their Affiliates are necessary to authorize this Agreement, to perform their respective obligations hereunder, or to consummate the transactions contemplated hereby (other than the affirmative vote (in person or by proxy) of the holders of a majority of all of the outstanding shares of Parent Common Stock present at the Parent Stockholders Meeting, or any adjournment or postponement thereof, to approve the issuance of Parent Common Stock in connection with the Merger (the “Parent Requisite Vote”) and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware as required by the DGCL). This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery hereof by the Company, is a valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception. The Board of Directors of Parent, at a duly called and held meeting, has unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby, including the Merger, are advisable, fair to and in the best interests of Parent and Parent’s stockholders, (ii) approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, (iii) subject to the terms of this Agreement, resolving to recommend that the stockholders of Parent vote in favor of the issuance of shares of Parent Common Stock in connection with the Merger (the “Parent Recommendation”) and (iv) adopting and approving a resolution having the effect of causing Parent not to be subject to any Takeover Statute that might otherwise apply to this Agreement, the Company Stockholder, the Company Stockholder Support Agreement, the Merger or any of the other transactions contemplated by this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently withdrawn or modified in any manner adverse to the Company.

SECTION 4.5 No Conflict; Required Filings and Consents.

(a) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation of the Merger and the other transactions contemplated hereby will not (i) breach, violate or conflict with the certificate of incorporation or bylaws of Parent, the certificate of incorporation or bylaws of Merger Sub or the certificates of incorporation, bylaws or other comparable organizational documents of their respective subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by subsection (b) below have been obtained, and all filings described in such clauses have been made, conflict with, breach or violate any Law, rule, regulation, order, judgment or decree applicable to Parent or Merger Sub or any of Parent’s subsidiaries or any of the Parent Joint Ventures or by which either of them or any of their respective properties are bound or (iii) result in any breach or violation of or constitute a default (or an event which with notice or lapse of time or both would become a default), require a consent or result in the loss of a benefit under, or give rise to any right of termination, cancellation or amendment of, or acceleration or early amortization of any indebtedness under or result in the creation of a Lien (except in all cases for Parent Permitted Liens) on any of the material assets of Parent or Merger Sub pursuant to, any Contract to which Parent or Merger Sub, or any Affiliate thereof, is a party or by which Parent or Merger Sub or any of their Affiliates or its or their respective properties or assets are bound (including any Contract to which an Affiliate of Parent or Merger Sub is a party), except, in the case of clause (ii) and clause (iii), for any such conflict, violation, breach, default, loss, right or other occurrence which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and which would not reasonably be expected to prevent or materially delay the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement.

(b) Subject to the accuracy of the Company’s representations set forth in Section 3.5(b), the execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated hereby by each of Parent and Merger Sub do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under the applicable requirements, if any, of the Exchange Act and the rules and regulations promulgated thereunder and state securities, takeover and “blue sky” laws, (ii) the filing of a premerger notification and report form by the Company under the HSR Act, (iii) such filings and approvals as may be required under the applicable requirements of the New York Stock Exchange and NASDAQ, (iv) the filing and recordation with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL and (v) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to (A) prevent or materially delay the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement or (B) have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.6 Compliance.

(a) Parent and its subsidiaries and the Parent Joint Ventures are not in violation of any Law applicable to Parent, any of its subsidiaries or the Parent Joint Ventures, except for violations that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent and its subsidiaries and the Parent Joint Ventures have all Licenses required to conduct their respective businesses and own, lease and operate their respective assets and properties as being conducted as of the date hereof and as of the Effective Time, except for any such Licenses the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, for the preceding five years none of Parent or any of its subsidiaries or any of the Parent Joint Ventures or, to the Knowledge of Parent, any agent, employee or other Person acting on behalf of any of Parent or its subsidiaries or any Parent Joint Venture, (i) is or has been in violation of any provision of any Anti-Corruption Law or (ii) has directly or indirectly made, offered, agreed, requested or taken any other act in furtherance of an offer, promise or authorization of any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of any of the Anti-Corruption Laws. Parent has instituted and maintains policies and procedures reasonably designed to ensure compliance with the Anti-Corruption Laws.

SECTION 4.7 SEC Filings; Financial Statements; Undisclosed Liabilities.

(a) Parent has filed or furnished all forms, reports, statements, certifications and other documents (including all exhibits and other information incorporated therein, amendments and supplements thereto) in each case required to be filed or furnished on or prior to the date hereof by it with the SEC since the Applicable Date through the date hereof (all such forms, reports, statements, certificates and other documents filed since the Applicable Date, including all exhibits and other information incorporated therein, amendments and supplements thereto, collectively, the “Parent SEC Reports”). As of their respective SEC filing dates, or, if amended or superseded by a subsequent filing made prior to the date of this Agreement, as of the date of the last such amendment or superseding filing prior to the date of this Agreement, the Parent SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002, as the case may be, and the applicable rules and regulations promulgated thereunder, each as in effect on the date of any such filing. As of the time of filing with the SEC (or, if amended prior to the date of this Agreement, as of the date of such amendment), none of the Parent SEC Reports so filed contained, when filed, any untrue statement of a material fact or omitted to state any material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that the information in such Parent SEC Reports has been amended or superseded by a later Parent SEC Report filed prior to the date of this Agreement. Since the Applicable Date, Parent has been in compliance in all material respects with the applicable listing and corporate governance rules and regulations of NASDAQ. As of the date of this Agreement, there are no material outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Parent SEC Reports.

(b) The audited consolidated financial statements of Parent (including all notes thereto) included in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019 filed with the SEC have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its subsidiaries at the respective dates thereof (taking into account the notes thereto) and the consolidated statements of operations, cash flows and stockholders’ equity for the periods indicated. The unaudited consolidated financial statements of Parent and its subsidiaries (including any related notes thereto) for all interim periods included in Parent’s quarterly reports on Form 10-Q filed with the SEC since January 1, 2020 and included in the Parent SEC Reports have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and except for the absence of footnote disclosures and normal period-end adjustments as permitted by GAAP) and fairly present in all material respects the consolidated financial position of Parent and its subsidiaries as of the respective dates thereof (taking into account the notes thereto) and the consolidated statements of operations and cash flows for the periods indicated (subject to normal period-end adjustments as permitted by GAAP).

(c) Parent has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rules 13a-15 and 15d-15 of the Exchange Act. Such disclosure controls and procedures are effective to ensure that material information required to be disclosed by Parent is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC and other public disclosure documents.

(d) Except (i) as disclosed, reflected, accrued or reserved against in the financial statements (including all notes thereto) of Parent contained in Parent’s quarterly report on Form 10-Q for the period ended March 31, 2020; (ii) for liabilities or obligations incurred in the ordinary course of business since March 31, 2020; (iii) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement, and (iv) for liabilities or obligations permitted by this Agreement or incurred pursuant to the transactions contemplated by this Agreement, neither Parent nor any of its subsidiaries has any liabilities or obligations of a nature required by GAAP to be reflected in a consolidated balance sheet or disclosed in the notes thereto, other than those which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

SECTION 4.8 Contracts.

(a) Except (i) for this Agreement and (ii) for the Contracts filed as exhibits to the Parent SEC Reports, as of the date hereof, neither Parent nor any of its subsidiaries nor any of the Parent Joint Ventures is party to or bound by and none of their respective assets or properties is subject to any Contract that:

(i) is a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act but has not been filed as an exhibit to the Parent SEC Reports; or

(ii) is between Parent, any of its subsidiaries or any Parent Joint Venture, on the one hand, and any director or officer (or any Person controlled by, or any immediate family member of, such individual) of any of the foregoing or any Person beneficially owning 5% or more of the outstanding Parent Shares, on the other hand, including any Contract pursuant to which Parent, any of its subsidiaries or any Parent Joint Venture has an obligation to indemnify such Person, except for any Parent Plan and any Contracts entered into on arm’s length terms in the ordinary course of business.

Each Contract filed as an exhibit to the Parent SEC Reports as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (in each case, excluding any Parent Plan) is referred to herein as a “Parent Material Contract”.

(b) As of the date of this Agreement, neither Parent nor any subsidiary of Parent or Parent Joint Venture is a party to any Contract required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed. Except for Contracts filed as exhibits to the Parent SEC Reports, Parent has provided to the Company prior to the date of this Agreement a true and complete copy of each Parent Material Contract as in effect on the date of this Agreement. Each of the Parent Material Contracts is valid and binding on Parent, each of its subsidiaries, and each of the Parent Joint Ventures party thereto and, to the Knowledge of Parent, each other party thereto, and is in full force and effect, subject to the Bankruptcy and Equity Exception, except (i) to the extent that any Parent Material Contract expires or terminates in accordance with its terms, and (ii) for such failures to be valid and binding or to be in full force and effect that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as the date hereof (x) neither Parent nor, to the Knowledge of Parent, any of its subsidiaries nor any of the Parent Joint Ventures has received written notice from any other party to a Parent Material Contract that such other party intends to terminate, not renew, or renegotiate in any material respects the terms of any such Parent Material Contract (except in accordance with the terms thereof) and (y) there is no breach or default under any Parent Material Contract by Parent, any of its subsidiaries or any of the Parent Joint Ventures and no event has occurred that with or without the lapse of time or the giving of notice or both would constitute a default thereunder by Parent or any of its subsidiaries or otherwise give rise thereunder to any right of termination, cancellation, amendment or acceleration or early amortization of any indebtedness by any counterparty thereto. Prior to the date of this Agreement, Parent has made available to the Company true and complete copies of any standard or form of Parent Customer Agreement currently in effect.

SECTION 4.9 Absence of Certain Changes or Events. Except for the transactions contemplated by this Agreement or any COVID-19 Responses, (a) since March 31, 2020 through the date of this Agreement, except for the transactions contemplated by this Agreement or any COVID-19 Responses, Parent and its subsidiaries have not taken any action that, if taken after the date hereof, would require the consent of the Company pursuant to the terms of Section 5.2(a), (f), (g), (h) or (i) (but only as Section 5.2(i) relates to the other subsections of Section 5.2 enumerated in this Section 4.9(a)) hereof and (b) since December 31, 2019 through the date of this Agreement, (i) the business of Parent and its subsidiaries has been conducted in the ordinary course consistent with past practices and (ii) there has not occurred a Parent Material Adverse Effect.

SECTION 4.10 Absence of Litigation. As of the date of this Agreement, there are no Actions or inquiries pending or, to the Knowledge of Parent, threatened against Parent or Merger Sub, any of their respective subsidiaries, or any Parent Joint Venture, other than any such Action or inquiry that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any of its subsidiaries nor any Parent Joint Venture or any of their respective material properties or assets is or are subject to any order, writ, judgment, injunction, decree or award, except for those that would not reasonably be expected (A) to have, individually or in the aggregate, a Parent Material Adverse Effect or (B) to prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement.

SECTION 4.11 Employee Benefit Plans.

(a) Schedule 4.11(a) of the Parent Disclosure Letter contains a true and complete list, as of the date of this Agreement, of each material “employee benefit plan” (within the meaning of Section 3(3) of ERISA), and each other material employee benefit plan, policy, program or arrangement providing compensation or benefits to any current or former officer, employee or other service provider of the Parent or any of its subsidiaries (collectively, the “Parent Employees”), including remuneration, bonus, employment, severance, fringe benefits, change in control, incentive equity or equity-based compensation, cash incentive, long-term incentive, or deferred compensation arrangements, in each case, contributed to, sponsored or maintained by Parent or any of its subsidiaries (such plans, programs, policies, agreements and arrangements, without respect to materiality, collectively “Parent Plans”).

(b) With respect to each Parent Plan set forth on Schedule 4.11(a) of the Parent Disclosure Letter, Parent has made available to the Company a true and complete copy thereof to the extent in writing.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all of the Parent Plans have been established, maintained and administered in all material respects in compliance with their terms and all applicable requirements of Law, including the Code.

(d) With respect to each Parent Plan, as of the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Parent, threatened.

(e) No Parent Plan provides for post-employment or retiree health benefits, except to the extent required by Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code, or similar Laws.

(f) No Parent Plan is a plan that is subject to Section 302 of Title IV of ERISA or Section 412 of the Code.

(g) Except as set forth in Schedule 4.11(g) of the Parent Disclosure Letter, no Parent Plan exists that as a result of the consummation of the transactions contemplated by this Agreement would (either alone or upon the occurrence of any additional or subsequent events) (i) accelerate the time of payment, vesting, or funding, or increase the amount of compensation or benefit due to any Parent Employee under any Parent Plan, except as expressly provided in this Agreement, (ii) result in any forgiveness of indebtedness or obligation to fund compensation or benefits with respect to any Parent Employee or (iii) result in any payments or benefits which would not reasonably be expected to be deductible under Section 280G of the Code.

(h) Except as, individually and in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect, all Parent Plans subject to the laws of any jurisdiction outside of the United States (A) have been maintained in accordance with all applicable requirements, (B) that are intended to qualify for special tax treatment meet all requirements for such treatment and (C) that are intended to be funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

SECTION 4.12 Labor and Employment Matters.

(a) Except as set forth in Schedule 4.12 of the Parent Disclosure Letter, neither Parent nor any subsidiary is a party to any collective bargaining agreement with any labor organization or other representative of any Parent Employees, nor is any such agreement being negotiated by Parent as of the date hereof. As of the date hereof, there are no material strikes, work stoppages, slowdowns, lockouts or similar material labor disputes pending or, to the Knowledge of Parent, threatened against Parent or any of its subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there are no (i) unfair labor practice complaints pending or, to the Knowledge of Parent, threatened against Parent or any subsidiary before the National Labor Relations Board or any other labor relations tribunal or authority or (ii) to the Knowledge of Parent, union organizing efforts regarding any Parent Employees. As of the date of this Agreement, there are no pending or, to the Knowledge of Parent, threatened actions, complaints or proceedings relating to employees or employment practices, except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its subsidiaries are in material compliance with the WARN Act, including all notification requirements set forth in such Laws. Within the preceding two years, Parent has not implemented any “plant closing,” “mass layoff,” or other action that required notification pursuant to the WARN Act without complying with such notification requirements.

SECTION 4.13 Tax Matters.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(i) Parent, each of its subsidiaries, and each of the Parent Joint Ventures (A) have timely filed all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and accurate in all respects and have been prepared in compliance in all respects with all applicable laws and regulations, (B) have timely paid all Taxes required to be paid by them, whether or not shown as due on any Tax Returns, (C) have properly paid, collected and remitted all amounts required to have been paid, collected or withheld with respect to Taxes, including, for the avoidance of doubt, any Taxes arising from sales to customers or otherwise related to the provision of utilities in the jurisdictions in which Parent, its subsidiaries or the Parent Joint Ventures operate and any Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and have properly completed and timely filed all Forms W-2 and 1099 required in respect thereto and (D) have not requested any extension of time for filing any Tax Return that has not been filed (other than automatic extensions of time to file Tax Returns obtained in the ordinary course of business that do not require the consent of a Governmental Entity), and have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment, collection or deficiency;

(ii) The most recent financial statements contained in the Parent SEC Reports filed prior to the date of this Agreement reflect, in accordance with GAAP, an adequate reserve for all Taxes payable by Parent, its subsidiaries and the Parent Joint Ventures for all taxable periods through the date of such financial statements. Since the date of the most recent financial statements contained in the Parent SEC Reports filed prior to the date of this Agreement, neither Parent nor any of its subsidiaries nor any Parent Joint Venture has incurred any liability for Taxes outside the ordinary course of business;

(iii) There are no Liens for Taxes (other than Parent Permitted Liens) on any of the assets of Parent, any of its subsidiaries or any Parent Joint Venture;

(iv) None of Parent, any of its subsidiaries or any Parent Joint Venture is or has been a party to or participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4;

(v) None of Parent, any of its subsidiaries or any Parent Joint Venture (A) has been a member of an affiliated group (or similar state, local or foreign filing group) filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is or was Parent or one of its subsidiaries), (B) has any liability for the Taxes of any Person (other than Parent or its subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or foreign Law, as a transferee or successor, or otherwise pursuant to any law, rule or regulation, (C) is a party to or bound by any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than (i) any other commercial agreements or contracts the primary purpose of which is not Taxes or (ii) any agreement among or between only Parent and/or any of its subsidiaries) or (D) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 or 361 of the Code in the two-year period ending on the date of this Agreement;

(vi) No written claim has been made by a Governmental Entity in a jurisdiction where Parent or any of its subsidiaries or any Parent Joint Venture does not file Tax Returns that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction, which claim has not been fully resolved; and

(vii) Parent is not, and has not been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(b) Except as otherwise set forth in Section 4.13(b) of the Parent Disclosure Letter, no income or other material Tax audits, examinations, deficiency, refund litigation, proposed adjustment, matter in controversy, investigation or other proceedings with a Governmental Entity with respect to income or other material Taxes of Parent, any of its subsidiaries, or any Parent Joint Ventures is pending or being conducted. To the Knowledge of Parent, none of Parent, any of its subsidiaries or any Parent Joint Venture has received notice that any Parent Tax Equity Fund (and, to the Knowledge of Parent without inquiry, none of Parent, any of its subsidiaries or any Parent Joint Venture has received notice that any Parent Tax Equity Investor or any corporation that directly or indirectly holds 100% of the ownership interest in the applicable Parent Tax Equity Investor) is subject to any audit, examination, review, investigation, action or proceeding by any taxing authority, which audit, examination, review, investigation, action or proceeding concerns in whole or in part such person’s direct or indirect interest in any of Parent, its subsidiaries or any Parent Joint Venture. None of Parent, any of its subsidiaries or any Parent Joint Venture has received from any foreign, federal, state, or local taxing authority (including jurisdictions where it has not filed Tax Returns) any written (i) notice indicating an intent to open an income or other material Tax audit or other review with respect to income or other material Taxes, (ii) request for information related to income or other material Tax matters, or (iii) notice that a deficiency with respect to any income or other material Taxes has been proposed, asserted or assessed against Parent, its subsidiaries or the Parent Joint Ventures, in each case of clauses (i), (ii) or (iii), that has not been resolved in full.

(c) Neither Parent nor any of its subsidiaries nor any Parent Joint Venture has taken any action or knows of any fact or circumstance that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

(d) To the Knowledge of Parent, with respect to its safe harbor programs for federal investment tax credits under IRS Notice 2018-59, no act, event or circumstance has occurred or existed that would result in the costs relied upon for safe harbor qualification to not have been incurred prior to January 1, 2020 (within the meaning of Treasury Regulations Section 1.461-1(a)(1) and (2)).

SECTION 4.14 Operations and Ownership of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of Common Stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at and immediately prior to the Effective Time will be, owned by Parent. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and prior to the Effective Time will have engaged in no other business activities and will have no assets, liabilities or obligations of any nature other than (i) as expressly contemplated herein or in any other Transaction Document and (ii) liabilities and obligations incidental to its formation and the maintenance of its existence.

SECTION 4.15 Registration Statement. None of the information relating to Parent or any of its subsidiaries to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement will, as of the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not false or misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any statement made in the Registration Statement based on information supplied by the Company or any of its Representatives which is contained or incorporated by reference in the Registration Statement.

SECTION 4.16 Intellectual Property; Privacy and Data Security. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) to the Knowledge of Parent, the conduct of the business of Parent and its subsidiaries, taken as a whole, in the three (3) years prior to the date hereof, has not infringed, misappropriated or violated, and does not infringe, misappropriate or violate the Intellectual Property Rights of any third party;

(b) in the three (3) years prior to the date hereof, neither Parent nor any of its subsidiaries have received any written notice from a third party alleging Parent or any of its subsidiaries have infringed the Intellectual Property Rights of a third person;

(c) to the Knowledge of Parent, no material item of Parent Intellectual Property is being infringed by any third party;

(d) each of Parent, its subsidiaries and, to the Knowledge of Parent, each Parent Joint Venture has implemented and maintained commercially reasonable information security programs, and commercially reasonable physical, technical and administrative safeguards, in each case, designed to protect the security, confidentiality, integrity and availability of Personal Data, and their systems, networks or information technology that store, transmit or otherwise process Personal Data;

(e) each of Parent, its subsidiaries, and each Parent Joint Venture, is, and since January 1, 2018 has been, in compliance with the following (collectively, the “Parent Privacy Requirements”): (A) any Privacy Laws;

and (B) any publicly-posted policies or notices, and any contractual obligations, concerning Parent’s, any of its subsidiaries’ or, to the Knowledge of Parent, any Parent Joint Venture’s collection, use, storage, disclosure, or other processing of any Personal Data;

(f) there have not been any material incidents involving (A) security breaches of, or unauthorized access to, any systems, networks or information technology of Parent, any of its subsidiaries or any Parent Joint Venture, in each case, that store, transmit or maintain Personal Data or (B) the accidental or unlawful loss of or damage to, or unauthorized access to or use, acquisition, modification or disclosure of, any Personal Data in Parent’s, any of its subsidiaries’, or, to the Knowledge of Parent, any Parent Joint Venture’s possession, custody or control, including any such incident requiring notification to any Person (including any Governmental Entity) under Parent Privacy Requirements; and

(g) since January 1, 2018, (A) there have not been any complaints or written notices to Parent, any of its subsidiaries or, to the Knowledge of Parent, any Parent Joint Venture, or audits, proceedings or investigations conducted or claims asserted in writing by any other Person (including any Governmental Entity) regarding alleged unauthorized or unlawful collection, use, storage, retention, processing, transfer, disclosure, sharing, disposal or destruction of any Personal Data, or any violation of applicable Law, by Parent, any of its subsidiaries or any Parent Joint Venture, or any unlawful loss of or damage to, or unauthorized access to or acquisition, modification, use or disclosure of, any Personal Data in the possession, custody or control of Parent, any of its subsidiaries or any Parent Joint Venture and (B) no such audit, proceeding, investigation or claim is pending, or to the Knowledge of Parent, threatened.

SECTION 4.17 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) none of Parent nor any of its subsidiaries nor any of the Parent Joint Ventures is, or since January 1, 2018 has been, in violation of any applicable Environmental Law; (ii) each of Parent and its subsidiaries and the Parent Joint Ventures has all permits, authorizations and approvals required under any applicable Environmental Laws for the operation of its respective businesses as currently conducted or for the occupancy of the Parent Leased Real Property as currently occupied (collectively, the “Parent Environmental Permits”), and is, and has since January 1, 2018, has been, in compliance with the requirements of such Parent Environmental Permits; (iii) neither Parent nor any of its subsidiaries nor any of the Parent Joint Ventures has received written notice that any such Parent Environmental Permits are not validly issued and in full force and effect or that there are any Actions, inquiries or reviews pending or, to the Knowledge of Parent, threatened to challenge, modify, revoke or terminate any such Parent Environmental Permits, (iv) none of Parent nor any of its subsidiaries nor any of the Parent Joint Ventures has received written notice of any pending or threatened Actions under any Environmental Law, or regarding any investigation or remediation of any Hazardous Materials, against Parent or any of its subsidiaries and (v) there has been no release or disposal of, no contamination by, and no exposure of any Person to, any Hazardous Materials so as to give rise to any liability under Environmental Laws for Parent or any of its subsidiaries.

SECTION 4.18 Opinion of Parent Financial Advisor. The Board of Directors of Parent has received from Credit Suisse Securities (USA) LLC (the “Parent Financial Advisor”) an opinion to the effect that, as of the date of such opinion and subject to and based upon the various limitations, matters, qualifications and assumptions set forth therein, the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to Parent.

SECTION 4.19 Brokers. No broker, finder or investment banker (other than the Parent Financial Advisor) is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by and on behalf of Parent or any of its subsidiaries.

SECTION 4.20 Sufficient Funds. Parent and Merger Sub will have on the Closing Date funds sufficient to (i) make any payments required under Article II, (ii) pay any and all fees and expenses required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the Merger, (iii) pay for any refinancing of any outstanding indebtedness of the Company or its subsidiaries contemplated by this Agreement and (iv) satisfy all of the other payment obligations of Parent, Merger Sub and the Surviving Corporation contemplated hereunder.

SECTION 4.21 Ownership of Company Shares. None of Parent, Merger Sub or any of their respective Affiliates beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Company Shares or any securities that are convertible into or exchangeable or exercisable for Company Shares, or holds any rights to acquire or vote any Company Shares. None of Parent, Merger Sub nor any their respective “affiliates” or “associates” (as such terms are defined in Article X of the Company Certificate of Incorporation) is, or has been at any time within the three (3) year period immediately prior to the date hereof, an “interested stockholder” of the Company (as such term is defined in Article X of the Company Certificate of Incorporation).

SECTION 4.22 Vote/Approval Required. Other than the Parent Requisite Vote, no vote or consent of the holders of any class or series of capital stock of Parent or any of its Affiliates (other than Merger Sub) is necessary to approve this Agreement or the transactions contemplated hereby, including the Merger. The adoption of this Agreement by Parent as the sole stockholder of Merger Sub (which shall have occurred immediately following the execution of this Agreement) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

SECTION 4.23 Certain Arrangements. As of the date of this Agreement, none of Parent, Merger Sub or any of their respective Affiliates or any other Person on behalf of Parent or Merger Sub or their respective Affiliates has entered into any contract, commitment, agreement, instrument, obligation, arrangement, understanding or undertaking, whether written or oral, with any stockholder of the Company (in such Person’s capacity as such) or any member of the Company’s management or directors (in their capacity as such) in respect of the transactions contemplated by this Agreement or the management of the Surviving Corporation following the Effective Time.

SECTION 4.24 Warranties; Recalls. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the date of this Agreement, (a) no products and services marketed, leased, licensed, installed and/or sold by or on behalf of Parent or any of its subsidiaries have been the subject of any recall, and (b) there are no pending voluntary recalls and no pending or, to the Knowledge of Parent, threatened claims seeking the recall, withdrawal, suspension, or seizure of any such products or services.

SECTION 4.25 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV, none of Parent, Merger Sub or any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub or with respect to any other information provided to the Company.

SECTION 4.26 Access to Information; Disclaimer. Parent and Merger Sub each acknowledges and agrees (on their own behalf and on behalf of each other Parent Related Party) that it and each other Parent Related Party (a) has had an opportunity to discuss the business of the Company and its subsidiaries with the management of the Company, (b) has had reasonable access to (i) the books and records of the Company and its subsidiaries and (ii) the documents provided by the Company for purposes of the transactions contemplated by this Agreement, (c) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and (d) has conducted its own independent investigation of the Company and its subsidiaries, their respective businesses and the transactions contemplated hereby, and has not relied on any representation, warranty or other statement by any Person on behalf of the Company or any of its subsidiaries or otherwise, other than the representations and warranties of the Company expressly contained in Article III of this Agreement and that all other representations and warranties are specifically disclaimed. Without limiting the foregoing, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its subsidiaries or their respective businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.

ARTICLE V

CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 5.1 Conduct of Business of the Company Pending the Merger. The Company agrees that, from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Article VIII, except (w) as required or expressly permitted by this Agreement, (x) as set forth in Schedule 5.1 of the Company Disclosure Letter, (y) as required by applicable Laws (including by any Governmental Entity or public or local utility) or (z) as Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company: (a) shall use its reasonable best efforts to, and shall use its reasonable best efforts to cause its subsidiaries and the Company Joint Ventures to, conduct the business of the Company, its subsidiaries and the Company Joint Ventures in the ordinary and usual course of business consistent with past practice (with the Company’s actions taken in response to the COVID-19 pandemic prior to the date of this Agreement being deemed to be in the ordinary and usual course of business consistent with past practice when determining whether actions taken after the date of this Agreement are in the ordinary and usual course of business consistent with past practice) and in compliance in all material respects with applicable Laws (provided, that during any period of full or partial suspension of operations related to the COVID-19 pandemic, the Company may take actions outside of the ordinary and usual course of business (i) to the extent reasonably necessary to protect the health and safety of the Company’s or its subsidiaries’ employees or (ii) in response to any applicable Law, directive, guideline or recommendation arising out of, or otherwise related to, the COVID-19 pandemic (including any COVID-19 Response), in each case, after written notice to and, to the extent practicable under the circumstances, consultation with, Parent; provided, if an action would reasonably be expected to require notice under a WARN Act, such notice shall be provided at least five (5) days prior to taking such action); (b) shall use its reasonable best efforts to preserve intact its business organization and material business relationships, including those with Governmental Entities, customers, suppliers, creditors, lessors, Cash Equity Investors, Tax Equity Investors and any other Person having material business relations with the Company, its subsidiaries or the Company Joint Ventures and keep available the services of its officers and employees and the officers and employees of its subsidiaries; and (c) without limiting the foregoing, shall not and shall cause each of its subsidiaries and each Company Joint Venture not to:

(i) fail to use commercially reasonable efforts to take any action or omission that would result in any Company Project (other than any Company Project subject to a Customer Agreement in the form of a system purchase agreement) being granted permission to operate or its equivalent by the applicable utility (A) unless such Company Project is owned, and was owned at least one day prior to the date on which such Company Project receives permission to operate, by either (I) a Tax Equity Fund or (II) a tax equity fund that, if it were in existence as of the date hereof, would be a Tax Equity Fund or (B) except for an immaterial number of systems that receive permission to operate despite the Company’s commercially reasonable efforts to avoid receipt of such permission;

(ii) amend, adopt any amendment or otherwise change the Company Certificate of Incorporation or Company Bylaws or other applicable governing instruments or organizational documents;

(iii) make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets), or make any investment in any interest in, any corporation, partnership or other business organization or division thereof except with respect to the equity or ownership interests of any Company Joint Venture or any other Person to the extent necessary in respect of a Company Project Financing (or a financing in respect of a solar energy and/or energy storage project that will be developed or owned by the Company, one of its subsidiaries, any Company Joint Venture or a Joint Venture in which the Company, its subsidiaries or a Company Joint Ventures will have an interest);

(iv) issue, sell, grant, pledge, transfer, lease, encumber or dispose of (or authorize the issuance, sale, grant, transfer, lease, encumbrance or disposition of), any shares of capital stock, voting securities or other ownership interest, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any voting securities or other ownership interest (including stock appreciation rights, phantom stock or similar instruments), of the Company or any of its subsidiaries or any of the Company Joint Ventures (except (a) for the issuance of Company Shares upon the exercise, vesting or settlement of Company Options, Company RSUs and Company PSUs, (b) for any issuance, sale or disposition to the Company or a subsidiary of the Company by any subsidiary of the Company, (c) for the grant of Company Options, Company RSUs and Company PSUs or any other award permitted to be granted under the Company Stock Plans in connection with the Company’s annual equity grant process, equity grant process for new hires and/or to retain existing employees in amounts not to exceed those set forth on Schedule 5.1(c) of the Company Disclosure Letter) or (d) the issuance, sale or disposition of any securities of any of the subsidiaries of the Company or the Company Joint Ventures in connection with a bona fide financing;

(v) reclassify, combine, split, subdivide, redeem, purchase or otherwise acquire any shares of its capital stock (except for (A) the acquisition of Company Shares tendered by directors or employees in connection with a cashless exercise of Company Options or in order to pay withholding Taxes in connection with the exercise of Company Options or (B) the settlement of any Company RSUs or Company PSUs pursuant to the terms of the applicable Company Stock Plan);

(vi) establish a record date for, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for (A) any dividend or distribution by a subsidiary of the Company or any Company Joint Venture to the Company or any subsidiary of the Company or (B) any dividend or distribution by a Company Joint Venture in accordance with the Tax Equity Transaction Documents, the Cash Equity Transaction Documents or the organizational documents of such Company Joint Venture);

(vii) except (x) to the extent expressly set forth in Section 6.10 or (y) as required by the terms of any Company Plan set forth on Schedule 3.11(a) of the Company Disclosure Letter (as in effect on the date of this Agreement), (A) hire any employee or engage any independent contractor or consultant (who is a natural person), (B) materially increase the compensation or benefits of any of its current or former non-employee directors, officers, employees or other service providers, (C) grant, promise or pay any severance or termination pay to any current or former non-employee director, officer, employee or other service provider not provided for under any Company Plan as in effect on the date of this Agreement, (D) establish, adopt, enter into, materially amend or terminate any Company Plan, (E) grant any equity or equity-based awards, except as permitted under Section 5.1(c), (F) amend any Company Plan, including any Company Plan that is a sales commission plan, in any manner that would increase any benefits provided for participants in the aggregate under such Company Plan as in effect on the date of this Agreement, (G) grant, promise or pay any “single-trigger,” change in control or similar benefit to any current or former non-employee director, officer, employee or other service provider not provided for under any Company Plan as in effect on the date of this Agreement, or (H) accelerate the payment, funding or vesting of any benefit;

(viii) make any material change in any accounting principles, except to the extent required by any change, after the date of this Agreement, in GAAP or regulatory requirements with respect thereto;

(ix) (A) except to the extent required by GAAP, adopt or change any material method of Tax accounting, (B) except to the extent required by GAAP, change any annual accounting period, (C) make or change any material Tax election, (D) file any materially amended Tax Return, (E) surrender any claim for a refund (or credit in lieu of a refund) of material Taxes, (F) consent to any extension or waiver of the limitations period applicable to a material Tax claim, assessment or liability, (G) enter into any closing agreement with respect to any material Taxes, or (H) settle or compromise any material Tax claim, assessment or liability;

(x) enter into any collective bargaining agreement with any labor organization or other representative of any Company Employees;

(xi) (A) enter into any new, amend, or modify (including by waiver) any, Company Material Contract to the extent that, as a result of such entry, amendment or modification, the consummation of the transactions contemplated by this Agreement or the compliance by the Company or any subsidiary of the Company or Company Joint Venture with the provisions of this Agreement, in either case, would reasonably be expected to: conflict with, or result in a violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation, any obligation to make an offer to purchase or redeem any indebtedness or capital stock or any loss of a material benefit under, or result in the creation of any Lien (other than Company Permitted Liens) upon any of the properties or assets of the Company or any subsidiary of the Company or Company Joint Venture under, or require Parent, the Company or any of their respective subsidiaries to make a payment or license or transfer any of its properties or assets under, or give rise to any increased, additional, accelerated, or guaranteed right or entitlements of any third party under, or result in any material alteration of, any provision of such Company Material Contract or amendment, (B) enter into any Contract that (1) contains “most favored nation” or other similar preferential status, (2) contains an exclusivity or similar provision that would materially constrain the sales opportunities of the Company or its subsidiaries or (3) would require the Company or any of its subsidiaries to make payments of more than $50,000,000 in any fiscal year), (C) other than in the ordinary course of business or otherwise on commercially reasonable terms, enter into any Contract that, if in effect as of the date hereof, would constitute a Company Material Contract pursuant to subclause (ii), (iii), (vii), (viii), (ix) or (xi) of Section 3.8(a) or (D) enter into, amend or modify any Contract if such Contract or modification or amendment of a Contract would reasonably be expected to prevent or materially impede, interfere with, hinder or delay the consummation of the transactions contemplated by this Agreement;

(xii) make or authorize any capital expenditure other than capital expenditures in the ordinary course of business consistent with past practice that do not exceed $1,500,000 individually or $15,000,000 in the aggregate;

(xiii) except as set forth on Schedule 5.1(c) of the Company Disclosure Letter, enter into any new line of business or discontinue any existing line of business (it being understood that extensions of existing lines of business, including into new markets and channels, and expansions of existing lines of business into adjacent lines of business shall not constitute new lines of business);

(xiv) make any capital investment in or loan or advance to, or forgive any loan to, any other Person except for (A) loans, capital contributions, advances or investments between the Company and any wholly owned subsidiary of the Company and (B) advances to employees for travel and other business-related expenses in the ordinary course of business and in compliance with the Company’s policies related thereto;

(xv) settle, pay, discharge or satisfy any Action other than any settlement, payment, discharge or satisfaction that (A) does not relate to any Transaction Litigation, (B) results solely in a monetary obligation involving only the payment of monies by the Company or its applicable subsidiary of not more than $500,000 individually (net of insurance) and (C) does not involve any admission of guilt or impose any restriction, limitation, conduct remedy or injunctive relief, in each case, that would reasonably be expected to be, individually or in the aggregate, material and adverse to the business of the Company, its subsidiaries or any Company Joint Venture, whether before, on or after the Effective Time;

(xvi) become party to or approve or adopt any stockholder rights plan or “poison pill” agreement or similar takeover protection;

(xvii) fail to take any action or omission in respect of certain financing, investment and related matters in accordance with Schedule 5.1(c)(xvii) of the Company Disclosure Letter;

(xviii) (A) acquire or agree to acquire any properties or assets in excess of $5,000,000 (other than (1) purchases of equipment, supplies and inventory in the ordinary course of business consistent with past practice, (2) any transaction solely between the Company and a wholly owned subsidiary of the Company conducted in the ordinary course of business consistent with past practice or (3) with respect to the equity or ownership interests of any Cash Equity Fund or Tax Equity Fund in connection with incorporating or forming such Person to the extent necessary in connection with a Company Project Financing conducted in the ordinary course of business consistent with past practice) or (B) sell, lease (as lessor), license, mortgage, sell and leaseback or otherwise encumber or subject to any Lien (other than Company Permitted Liens), or otherwise dispose of any properties or assets (other than (1) the sale of assets to a subsidiary of the Company or Company Joint Venture to the extent necessary in connection with a Company Project Financing conducted in the ordinary course of business, (2) sales of products or services in the ordinary course of business or any of the foregoing with respect to inventory in the ordinary course of business, (3) non-exclusive licenses to Intellectual Property entered into in the ordinary course of business and (4) dispositions of obsolete or worthless equipment in the ordinary course of business or the abandonment, lapse or expiration of Intellectual Property in the ordinary course of business or that is no longer used in or useful to the Company or Company Joint Venture);

(xix) cancel or terminate or allow to lapse without a commercially reasonable substitute policy therefor, or amend in any material respect or enter into, any material insurance policy, other than the renewal of existing insurance policies or entering into substitute policies therefor;

(xx) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or take any action with respect to any securities owned by such Person, in each case, that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement;

(xxi) enter into any transaction or Contract (A) with any Affiliate (other than the Company Stockholder) except for the entry into Contracts with an Affiliate (other than the Company Stockholder) in the ordinary course of business consistent with past practice and on arms’ length terms, (B) with any holder of 5% or more of the shares of Company Common Stock, (C) director or executive officer of the Company or any of the subsidiaries of the Company or (D) with any other Person that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K under the Exchange Act; or

(xxii) agree, authorize or commit to do any of the foregoing actions described in Sections 5.1(c)(i) through Section 5.1(c)(xxi);

provided, however, with respect to the obligations of the Company to cause a Company Joint Venture to take, or refrain from taking, any action, the Company’s obligations set forth in this Section 5.1(c) shall apply only to the extent that any such matter is within the control of the Company or its subsidiaries; provided, further, and without limiting the foregoing, the Company shall not authorize or direct a Company Joint Venture or any of its Representatives to take any action or omission that the Company would otherwise be prohibited from taking under this Section 5.1(c) or that the Company would be required under this Agreement to cause them (or any of them) not to take and, to the extent it has the right or ability to do so, will not permit any of them to take or omit from taking any such action and, in all events, will use reasonable best efforts to cause the Company Joint Venture to take or omit from taking any such action; and

SECTION 5.2 Conduct of Business of Parent Pending the Merger. Parent agrees that, from the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with

Article VIII, except (w) as required or expressly permitted by this Agreement, (x) as set forth in Schedule 5.2 of the Parent Disclosure Letter, (y) as required by applicable Laws (including by any Governmental Entity or public or local utility) or (z) as the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not and shall cause each of its subsidiaries and each Parent Joint Venture not to:

(a) amend, adopt any amendment or otherwise change the Parent Certificate of Incorporation or Parent Bylaws or other applicable governing instruments or organizational documents in any manner that would materially and adversely affect the holders of the Company Common Stock, or adversely affect the holders of the Company Common Stock relative to other holders of Parent Common Stock;

(b) make any acquisition of (whether by merger, consolidation or acquisition of stock or substantially all of the assets), or make any investment in any interest in, any corporation, partnership or other business organization or division thereof except (i) with respect to the equity or ownership interests of any Parent Joint Venture, or any Person that, if it were in existence on the date hereof, would be a Parent Joint Venture, in respect of incorporating or forming such Parent Joint Venture to the extent necessary in respect of a Parent Project conducted in the ordinary course business consistent with past practice or (ii) any acquisition or investment that does not, together with the value (taking into account the assumption of indebtedness or other liabilities) of all other acquisitions or investments made pursuant to this Section 5.2(b)(ii) and the value (prior to any discounts) of all issuances of interests pursuant to Section 5.2(c)(v), exceed $200,000,000 in the aggregate;

(c) issue, sell, grant, pledge, transfer, lease, encumber or dispose of (or authorize the issuance, sale, grant, transfer, lease, encumbrance or disposition of), any shares of capital stock, voting securities or other ownership interest, or any options, warrants, convertible securities or other rights of any kind to acquire or receive any shares of capital stock, any voting securities or other ownership interest (including stock appreciation rights, phantom stock or similar instruments), of the Parent or any of its subsidiaries or any of the Parent Joint Ventures (except (i) for the issuance of Parent Shares under the Parent ESPP or upon the exercise, vesting or settlement of Parent Options and Parent RSUs, (ii) for any issuance, sale or disposition to the Parent or a subsidiary of the Parent by any subsidiary of the Parent, (iii) for the grant of Parent Options or Parent RSUs or any other award permitted to be granted under the Parent Stock Plans or the Parent ESPP in connection with Parent’s bonus program, annual equity grant process, equity grant process for new hires, promotions and/or to retain existing service providers, (iv) the issuance, sale or disposition of any securities of any of the subsidiaries of Parent or the Parent Joint Ventures in connection with a bona fide financing or (v) any issuance of Parent Shares that does not have a value (prior to any discounts) that, together with the value (taking into account the assumption of indebtedness or other liabilities) of all acquisitions or investments made pursuant to Section 5.2(b)(ii) and the value (prior to any discounts) of all other issuances of interests pursuant to this Section 5.2(c)(v), exceed $200,000,000 in the aggregate);

(d) reclassify, combine, split or subdivide any shares of Parent Common Stock;

(e) establish a record date for, declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for (A) any dividend or distribution by a wholly owned subsidiary of Parent or any Parent Joint Venture to Parent or any wholly owned subsidiary of Parent or (B) any dividend or distribution by a Parent Joint Venture expressly required to be made under in accordance with the organizational documents of such Parent Joint Venture);

(f) become party to or approve or adopt any stockholder rights plan or “poison pill” agreement or similar takeover protection;

(g) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or take any action with respect to any securities owned by such Person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the transactions contemplated by this Agreement;

(h) enter into any transaction or Contract with any holder of 5% or more of the shares of Parent Common Stock, director or executive officer of Parent or any of the subsidiaries of Parent or enter into any other transaction or Contract with any other Person that would be required to be reported by Parent pursuant to Item 404 of Regulation S-K under the Exchange Act; or

(i) agree, authorize or commit to do any of the foregoing actions described in Sections 5.2(a) through Section 5.2(h);

provided, however, with respect to the obligations of Parent to cause a Parent Joint Venture to take, or refrain from taking, any action, Parent’s obligations set forth in this Section 5.2 shall apply only to the extent that any such matter is within the control of Parent or its subsidiaries; provided, further, and without limiting the foregoing, Parent shall not authorize or direct a Parent Joint Venture or any of its Representatives to take any action or omission that Parent would otherwise be prohibited from taking under this Section 5.2 or that Parent would be required under this Agreement to cause them (or any of them) not to take and, to the extent it has the right or ability to do so, will not permit any of them to take or omit from taking any such action and, in all events, will use reasonable best efforts to cause the Parent Joint Venture to take or omit from taking any such action.

SECTION 5.3 No Control of Other Party’s Business. Without in any way limiting any Party’s rights or obligations under this Agreement (including Sections 5.1 and 5.2), nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s or its subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct Parent’s or its subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its subsidiaries’ respective operations.

ARTICLE VI

ADDITIONAL AGREEMENTS

SECTION 6.1 No Solicitation by Company; Company Acquisition Proposals.

(a) Except as expressly permitted by this Section 6.1, from the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 8.1, the Company shall not, shall cause its subsidiaries and its and its subsidiaries’ respective executive officers and directors, and will use reasonable best efforts to cause the Company Joint Ventures and the Company’s and its subsidiaries’ and the Company Joint Ventures’ respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate any inquiries with respect to, or the making of, or that could reasonably be expected to lead to, any Company Acquisition Proposal, (ii) engage in any negotiations or discussions with any Third Party concerning any Company Acquisition Proposal, or provide access to its properties, books and records or any confidential or nonpublic information or data to any Third Party relating to the Company, any of its subsidiaries, any of the Company Joint Ventures or any Company Project, or have or participate in any discussions with any Third Party, in connection with any of the foregoing, or (iii) unless this Agreement has been validly terminated in accordance with its terms, approve, authorize or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) in connection with or relating to any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement). The Company also agrees that, immediately following the execution of this Agreement, it shall (and shall use reasonable best efforts to cause each of its subsidiaries and its and their Representatives to) immediately (1) cease any solicitations, discussions or negotiations with any Third Party in connection with a Company

Acquisition Proposal or any potential Company Acquisition Proposal or that would otherwise be prohibited by the first sentence of this Section 6.1(a), and (2) terminate each Third Party’s access to any physical or electronic data rooms relating to any potential Company Acquisition Proposal. The Company also agrees that following the execution of this Agreement it will promptly request each Third Party that has prior to the date hereof executed a confidentiality agreement that is currently in effect in connection with a Company Acquisition Proposal or potential Company Acquisition Proposal to return or destroy all confidential information furnished to such Third Party by or on behalf of it or any of its subsidiaries prior to the date hereof. The Company shall promptly (and in any event within one Business Day after the Company’s Knowledge of any such event) notify Parent of the receipt of (1) any Company Acquisition Proposal after the execution of this Agreement, (2) any inquiry, proposal, offer or request for information with respect to, or that could reasonably be expected to result in or lead to, a Company Acquisition Proposal, or (3) any discussions or negotiations sought to be initiated or continued with the Company, any of its subsidiaries or its or their Representatives concerning a Company Acquisition Proposal, which notice shall include a summary of the material terms of, and the identity of the Third Party making, such Company Acquisition Proposal, inquiry, offer, proposal or request for information and an unredacted copy of any Company Acquisition Proposal, inquiry, offer, proposal or request for information (including any proposed transaction agreements (including any drafts thereof and all schedules and exhibits thereto) relating to any Company Acquisition Proposal) made in writing (including electronically) and a summary of terms and conditions of any Company Acquisition Proposal, inquiry, offer, proposal or request for information not made in writing. Commencing upon the provision of any notice referred to above, the Company shall (A) keep Parent (and its outside counsel) reasonably informed on a reasonably current basis regarding the status and terms of discussions and negotiations relating to any such Company Acquisition Proposal, request or inquiry and (B) provide to Parent as promptly as practicable and in any event within twenty-four hours following receipt or delivery thereof unredacted copies of all correspondence and other writings or media (whether or not electronic) exchanged between the Company and any Third Party containing any of the terms or conditions of any Company Acquisition Proposal, including any proposed transaction agreements (and any drafts thereof and all schedules and exhibits thereto). Notwithstanding anything to the contrary herein, the Company may grant a waiver, amendment or release under any confidentiality or standstill agreement (but solely to the extent necessary to allow for a confidential and nonpublic Company Acquisition Proposal to be made to the Company or its Board of Directors) so long as the Company promptly (and in any event within twenty-four hours thereafter) notifies Parent thereof (including the identity of such counterparty) after granting any such waiver, amendment or release.

(b) Notwithstanding anything to the contrary in Section 6.1(a) or Section 6.4, nothing contained in this Agreement shall prevent the Company or its Board of Directors from:

(i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), making a customary “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act or making any disclosure to the Company’s stockholders to the extent that the Board of Directors of the Company has determined in good faith (after consultation with its outside legal counsel) that failing to do so would violate applicable Law or be inconsistent with its fiduciary duties under Delaware law (provided that nothing in this Section 6.1(b)(i) shall be deemed to permit the Company or the Board of Directors of the Company to make a Company Change of Recommendation except to the extent permitted by Section 6.4(b) or otherwise be deemed to modify or supplement the definition of Company Change of Recommendation);

(ii) prior to obtaining the Company Requisite Vote, corresponding in writing with any Third Party and its Representatives who has made a written Company Acquisition Proposal that was not solicited in material breach of Section 6.1(a), solely to inform them of the existence of the provisions of this Section 6.1;

(iii) prior to obtaining the Company Requisite Vote, (A) contacting and engaging in any negotiations or discussions with any Third Party who has made a Company Acquisition Proposal and

(B) providing access to the Company’s or any of its subsidiaries’ or the Company Joint Ventures’ properties, books and records and providing information or data in response to a request therefor by a Third Party who has made a bona fide written Company Acquisition Proposal, in each case if, and only if, (1) such bona fide written Company Acquisition Proposal was made after the execution of this Agreement and did not result from a material breach of Section 6.1(a) (it being agreed that any breach of Section 6.1(a) that results in a Third Party or its Representatives making a Company Acquisition Proposal shall be deemed to be a material breach of Section 6.1(a) for purposes of this clause (1)) and (2) the Company’s Board of Directors (I) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that such Company Acquisition Proposal constitutes or could reasonably be expected to result in or lead to a Company Superior Proposal, (II) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under Delaware law, and (III) has received from the Third Party so requesting such information an executed Acceptable Confidentiality Agreement; provided that the Company shall provide to Parent and Merger Sub any information or data that is provided to any Third Party given such access that was not previously made available to Parent or Merger Sub prior to or substantially concurrently with the time it is provided to such Third Party (and in any event within twenty-four hours);

(iv) prior to obtaining the Company Requisite Vote, making a Company Change of Recommendation (but solely to the extent permitted by Section 6.4(b)); or

(v) resolving, authorizing, committing or agreeing to take any of the foregoing actions, to the extent such actions would be permitted by the foregoing clauses (i) through (iv).

(c) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Company Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Parent or Merger Sub) or “group” (as defined pursuant to Section 13(d) of the Exchange Act) relating to any direct or indirect sale, acquisition or purchase, in each case whether by merger, consolidation, contribution, license, joint venture, sale-leaseback, exchange or otherwise, involving 20% or more of the consolidated revenues, consolidated net income (or loss) or consolidated assets of the Company and its subsidiaries, taken as a whole, 20% or more of the total voting power or equity securities of the Company, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power or equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any subsidiary of the Company which would result in any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act), or the equityholders of any such Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act), beneficially owning, directly or indirectly, more than 20% of the voting power or equity securities of the Company or the surviving entity in a merger involving the Company or the resulting direct or indirect parent of the Company or such surviving entity.

(ii) “Company Superior Proposal” means a bona fide and written Company Acquisition Proposal (provided for this purpose, all references to “20%” in the definition of “Company Acquisition Proposal” will be deemed to be references to “50%”) that did not result from a material breach of Section 6.1(a) (it being agreed that any breach of Section 6.1(a) that results in a Third Party or its Representatives making a Company Acquisition Proposal shall be deemed to be a material breach of Section 6.1(a) for purposes of this definition) or Section 6.1(b)(ii) that the Board of Directors of the Company in good faith determines, after consultation with its outside legal counsel and financial advisor(s), is more favorable, from a financial point of view, to the stockholders of the Company (in their capacity as such) than the Merger after taking into account the legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal deemed relevant in good faith by the Board of Directors of the Company, the identity of the Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) making the proposal and any changes to the terms of this Agreement offered in writing by Parent in response to such Company Superior Proposal pursuant to, and in accordance with, Section 6.4(b).

SECTION 6.2 No Solicitation by Parent; Parent Acquisition Proposals.

(a) Except as expressly permitted by this Section 6.2, from the date of this Agreement until the Effective Time or, if earlier, the valid termination of this Agreement in accordance with Section 8.1, Parent shall not, shall cause its subsidiaries and its and its subsidiaries’ respective executive officers and directors, and will use reasonable best efforts to cause the Parent Joint Ventures and Parent’s and its subsidiaries’ and Parent Joint Ventures’ Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate any inquiries with respect to, or the making of, or that could reasonably be expected to lead to, any Parent Acquisition Proposal, (ii) engage in any negotiations or discussions with any Third Party concerning any Parent Acquisition Proposal, or provide access to its properties, books and records or any confidential or nonpublic information or data to any Third Party relating to Parent, any of its subsidiaries, any of the Parent Joint Ventures or any Parent Project, or have or participate in any discussions with any Third Party, in connection with any of the foregoing, or (iii) unless this Agreement has been validly terminated in accordance with its terms, approve, authorize or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) in connection with or relating to any Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement). Parent also agrees that, immediately following the execution of this Agreement, it shall (and shall use reasonable best efforts to cause each of its subsidiaries and its and their Representatives to) immediately (1) cease any solicitations, discussions or negotiations with any Third Party in connection with a Parent Acquisition Proposal or any potential Parent Acquisition Proposal or that would otherwise be prohibited by the first sentence of this Section 6.2(a), and (2) terminate each Third Party’s access to any physical or electronic data rooms relating to any potential Parent Acquisition Proposal. Parent also agrees that following the execution of this Agreement it will promptly request each Third Party that has prior to the date hereof executed a confidentiality agreement that is currently in effect in connection with a Parent Acquisition Proposal or potential Parent Acquisition Proposal to return or destroy all confidential information furnished to such Third Party by or on behalf of it or any of its subsidiaries prior to the date hereof. Parent shall promptly (and in any event within one Business Day after Parent’s Knowledge of any such event) notify the Company of the receipt of (1) any Parent Acquisition Proposal after the execution of this Agreement, (2) any inquiry, proposal, offer or request for information with respect to, or that could reasonably be expected to result in or lead to, a Parent Acquisition Proposal, or (3) any discussions or negotiations sought to be initiated or continued with Parent, any of its subsidiaries or its or their Representatives concerning a Parent Acquisition Proposal, which notice shall include a summary of the material terms of, and the identity of the Third Party making, such Parent Acquisition Proposal, inquiry, offer, proposal or request for information and an unredacted copy of any Parent Acquisition Proposal, inquiry, offer, proposal or request for information (including any proposed transaction agreements (including any drafts thereof and all schedules and exhibits thereto) relating to any Parent Acquisition Proposal) made in writing (including electronically) and a summary of terms and conditions of any Parent Acquisition Proposal, inquiry, offer, proposal or request for information not made in writing. Commencing upon the provision of any notice referred to above, Parent shall (A) keep the Company (and its outside counsel) reasonably informed on a reasonably current basis regarding the status and terms of discussions and negotiations relating to any such Parent Acquisition Proposal, request or inquiry and (B) provide to the Company as promptly as practicable and in any event within twenty-four hours following receipt or delivery thereof unredacted copies of all correspondence and other writings or media (whether or not electronic) exchanged between Parent and any Third Party containing any of the terms or conditions of any Parent Acquisition Proposal, including any proposed transaction agreements (and any drafts thereof and all schedules and exhibits thereto). Notwithstanding anything to the contrary herein, Parent may grant a waiver, amendment or release under any confidentiality or standstill agreement (but solely to the extent necessary to allow for a confidential and nonpublic Parent Acquisition Proposal to be made to Parent or its Board of Directors) so long as Parent promptly (and in any event within twenty-four hours thereafter) notifies the Company thereof (including the identity of such counterparty) after granting any such waiver, amendment or release.

(b) Notwithstanding anything to the contrary in Section 6.2(a) or Section 6.4, nothing contained in this Agreement shall prevent Parent or its Board of Directors from:

(i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer), making a customary “stop-look-and-listen” communication to the stockholders of Parent pursuant to Rule 14d-9(f) under the Exchange Act or making any disclosure to Parent’s stockholders to the extent that the Board of Directors of Parent has determined in good faith (after consultation with its outside legal counsel) that failing to do so would violate applicable Law or be inconsistent with its fiduciary duties under Delaware law (provided that nothing in this Section 6.2(b)(i) shall be deemed to permit Parent or the Board of Directors of Parent to make a Parent Change of Recommendation except to the extent permitted by Section 6.4(d) or otherwise be deemed to modify or supplement the definition of Parent Change of Recommendation);

(ii) prior to obtaining the Parent Requisite Vote, corresponding in writing with any Third Party and its Representatives who has made a written Parent Acquisition Proposal that was not solicited in material breach of Section 6.2(a), solely to inform them of the existence of the provisions of this Section 6.2;

(iii) prior to obtaining the Parent Requisite Vote, (A) contacting and engaging in any negotiations or discussions with any Third Party who has made a Parent Acquisition Proposal and (B) providing access to Parent’s or any of its subsidiaries’ or the Parent Joint Ventures’ properties, books and records and providing information or data in response to a request therefor by a Third Party who has made a bona fide written Parent Acquisition Proposal, in each case if, and only if, (1) such bona fide written Parent Acquisition Proposal was made after the execution of this Agreement and did not result from a material breach of Section 6.2(a) (it being agreed that any breach of Section 6.2(a) that results in a Third Party or its Representatives making a Parent Acquisition Proposal shall be deemed to be a material breach of Section 6.2(a) for purposes of this clause (1)) and (2) Parent’s Board of Directors (I) shall have determined in good faith, after consultation with its outside legal counsel and financial advisor(s), that such Parent Acquisition Proposal constitutes or could reasonably be expected to result in or lead to a Parent Superior Proposal, (II) shall have determined in good faith, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties under Delaware law, and (III) has received from the Third Party so requesting such information an executed Acceptable Confidentiality Agreement; provided that Parent shall provide to the Company any information or data that is provided to any Third Party given such access that was not previously made available to the Company prior to or substantially concurrently with the time it is provided to such Third Party (and in any event within twenty-four hours);

(iv) prior to obtaining the Parent Requisite Vote, making a Parent Change of Recommendation (but solely to the extent permitted by Section 6.4(d)); or

(v) resolving, authorizing, committing or agreeing to take any of the foregoing actions, to the extent such actions would be permitted by the foregoing clauses (i) through (iv).

(c) For purposes of this Agreement, the following terms shall have the meanings assigned below:

(i) “Parent Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than the Company) or “group” (as defined pursuant to Section 13(d) of the Exchange Act) relating to any direct or indirect sale, acquisition or purchase, in each case whether by merger, consolidation, contribution, license, joint venture, sale-leaseback, exchange or otherwise, involving 20% or more of the consolidated revenues, consolidated net income (or loss) or consolidated assets of Parent and its subsidiaries, taken as a whole, 20% or more of the total voting power or equity securities of Parent, any tender offer or exchange offer that if consummated would result in any Person beneficially owning 20% or more of the total voting power or equity securities of Parent, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent or any subsidiary of Parent which would result in any Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act), or the equityholders of any such Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act), beneficially owning, directly or indirectly, more than 20% of the voting power or equity securities of Parent or the surviving entity in a merger involving Parent or the resulting direct or indirect parent of Parent or such surviving entity.

(ii) “Parent Superior Proposal” means a bona fide and written Parent Acquisition Proposal (provided for this purpose, all references to “20%” in the definition of “Parent Acquisition Proposal” will be deemed to be references to “50%”) that did not result from a material breach of Section 6.2(a) (it being agreed that any breach of Section 6.2(a) that results in a Third Party or its Representatives making a Parent Acquisition Proposal shall be deemed to be a material breach of Section 6.2(a) for purposes of this definition) or Section 6.2(b)(ii) that the Board of Directors of Parent in good faith determines, after consultation with its outside legal counsel and financial advisor(s), is more favorable, from a financial point of view, to the stockholders of Parent (in their capacity as such) than the Merger after taking into account the legal, financial (including the financing terms of any such proposal), regulatory, timing or other aspects of such proposal deemed relevant in good faith by the Board of Directors of Parent, the identity of the Person or “group” (as defined pursuant to Section 13(d) of the Exchange Act) making the proposal and any changes to the terms of this Agreement offered in writing by the Company in response to such Parent Superior Proposal pursuant to, and in accordance with, Section 6.4(d).

SECTION 6.3 Joint Proxy Statement/Prospectus.

(a) Parent and the Company shall prepare and file with the SEC, as promptly as practicable after the date of this Agreement, a joint proxy statement relating to the meeting of Parent’s stockholders to be held for the purpose of obtaining the Parent Requisite Vote and the meeting of the Company’s stockholders to be held for the purpose of obtaining the Company Requisite Vote, in each case, in connection with this Agreement and the Merger (including any amendments or supplements thereto, the “Joint Proxy Statement”) and Parent shall promptly prepare and file with the SEC a registration statement on Form S-4 (the “Registration Statement”), in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued under this Agreement. Each of Parent and the Company shall use its reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC, to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. Each of Parent and the Company shall furnish all information concerning it as may reasonably be requested by the other Party in connection with such actions and the preparation of the Registration Statement and the Joint Proxy Statement. Promptly (but in any event no more than five Business Days) after the Registration Statement is declared effective under the Securities Act, Parent and the Company will cause the Joint Proxy Statement to be mailed to their respective stockholders.

(b) Each of Parent and the Company shall provide the other parties with copies of any written comments, and shall inform such other parties of any oral comments, that Parent receives from the SEC or its staff with respect to the Registration Statement promptly after the receipt of such comments and shall give the other parties a reasonable opportunity to review and comment on any proposed written or oral responses to such comments prior to responding to the SEC or its staff or and any amendment to the Registration Statement in response thereto prior to filing such amendment. If Parent or the Company becomes aware that any information contained in the Registration Statement shall have become false or misleading in any material respect or that the Registration Statement is required to be amended in order to comply with applicable Law, then (i) such Party shall promptly inform the other Parties and (ii) Parent, on the one hand, and the Company, on the other hand, shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed) an amendment or supplement to the Registration Statement. Parent and the Company shall use reasonable best efforts to cause the Registration Statement as so amended or supplemented, to be filed with, and declared effective by, the SEC.

SECTION 6.4 Stockholders Meetings.

(a) The Company, acting through its Board of Directors (or a committee thereof), shall as promptly as practicable following the date that the Registration Statement becomes effective take all action required under the DGCL, the Company Certificate of Incorporation, the Company Bylaws and the applicable requirements of the New York Stock Exchange necessary to promptly and duly call, give notice of, convene and hold as promptly as practicable a meeting of its stockholders for the purpose of obtaining the Company Requisite Vote in connection with this Agreement (including any adjournment or postponement thereof, the “Company Stockholders Meeting”); provided that the Company may not postpone or adjourn such meeting except (i) the Company may postpone or adjourn such meeting if, after consultation with Parent, the Board of Directors of the Company in good faith determines, after consultation with its outside legal counsel, that the failure to adjourn or postpone the meeting would be inconsistent with its fiduciary duties under applicable Law (and, in such case, only postpone or adjourn the Company Stockholders Meeting to the extent reasonably necessary to mitigate such potential inconsistency) and (ii) the Company may (or, if Parent so requests, the Company shall) postpone or adjourn such meeting for up to 30 calendar days if, as of the time for which the Company Stockholders Meeting is originally scheduled (as set forth in the Joint Proxy Statement) there are (A) insufficient Company Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Company Stockholders Meeting or (B) insufficient Company Shares represented (either in person or by proxy) and voting to obtain the Company Requisite Vote, whether or not a quorum is present. Subject to any postponement or adjournment in accordance with the foregoing sentence, the Company shall use its reasonable best efforts to cause the Company Stockholders Meeting to occur as soon as reasonably practicable (after taking into account any requirements of applicable Law) and on the same date as the Parent Stockholders Meeting. In the event that the Company postpones or adjourns the Company Stockholders Meeting, Parent may postpone or adjourn the Parent Stockholders Meeting such that the Company Stockholders Meeting and the Parent Stockholders Meeting are scheduled on the same date. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Company Stockholders Meeting shall be convened and this Agreement shall be submitted to the Company’s stockholders at the Company Stockholders Meeting, and nothing contained herein shall be deemed to affect such obligation. The Company agrees (i) to provide Parent and its Representatives with reasonably detailed periodic updates concerning proxy solicitation results and (ii) upon Parent’s request, to give written notice (which may be given via e-mail) to Parent one day prior to, and on the date of, the Company Stockholders Meeting, indicating whether, as of such date, sufficient proxies representing the Company Requisite Vote have been obtained.

(b) The Company and its Board of Directors shall each use its reasonable best efforts to obtain from the Company’s stockholders the Company Requisite Vote, including by communicating to its stockholders the Company Recommendation (and including such recommendation in the Joint Proxy Statement), and neither the Company nor the Board of Directors of Company may (A) withhold, withdraw, modify or qualify in a manner adverse to Parent the Company Recommendation, (B) fail to make the Company Recommendation in the Joint Proxy Statement, (C) adopt, approve, recommend or endorse a Company Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse a Company Acquisition Proposal, (D) fail to publicly and without qualification (I) recommend against any Company Acquisition Proposal or (II) reaffirm the Company Recommendation, in each case within ten Business Days (or such fewer number of days as remains prior to the Company Stockholders Meeting) after a Company Acquisition Proposal is made public if requested by Parent to do so, or (E) publicly propose to do any of the foregoing (any of the foregoing, a “Company Change of Recommendation”); provided that the Company or the Board of Directors of the Company may make a Company Change of Recommendation and, following such Company Change of Recommendation, may fail to use such reasonable best efforts, in each case, only if: in response to a Company Superior Proposal or Company Intervening Event (x) the Board of Directors of the Company shall have determined in good faith, after consultation with outside legal counsel to the Company, that the failure of the Board of Directors of the Company to effect a Company Change of Recommendation would be inconsistent with its fiduciary duties under Delaware law, (y) (1) upon such determination the Company shall have delivered to Parent a written notice (a “Company Notice”) advising Parent that the Company’s Board of Directors proposes to take such action and, with respect to a Company Superior Proposal, describing the material terms and conditions of, and attaching a complete copy of, the Company Superior Proposal that is the basis of such action (including unredacted copies of the current drafts of all agreements, commitment letters and other documentation (and schedules and exhibits thereto) that relate to such Company Superior Proposal), or a detailed description of the facts and circumstances with respect to the Company Intervening Event and the reasons for the Company’s determination in subclause (x) above, as applicable, (2) if requested by Parent, the Company shall have, and shall have caused its subsidiaries to, and shall have used its reasonable best efforts to cause its and their Representatives to, during the period from the time the Company Notice is provided until 11:59 p.m. New York City time on the third Business Day immediately following the day on which the Company delivered the Company Notice (the “Company Notice Period”), engage in good faith negotiations with Parent and its Representatives to make such adjustments in the terms and conditions of this Agreement so that such Company Acquisition Proposal or Company Intervening Event would cease to constitute a Company Superior Proposal or Company Intervening Event and (3) following the expiration of the Company Notice Period, the Board of Directors of the Company shall have determined in good faith (after consultation with its outside counsel and financial advisor(s)) that such Company Acquisition Proposal continues to constitute a Company Superior Proposal or that there continues to be a Company Intervening Event and in such case, as applicable, the failure of the Board of Directors of the Company to effect a Company Change of Recommendation would be inconsistent with its fiduciary duties under Delaware law and (z) the Company shall have complied with its obligations under this Section 6.4(b). The Parties agree that any material revision, amendment, update or supplement to the terms and conditions of such Company Superior Proposal shall be deemed to constitute a new Company Superior Proposal and shall require a new Company Notice and a new Company Notice Period. Notwithstanding anything to the contrary contained in this Agreement, the Company shall not be required to hold the Company Stockholders Meeting if this Agreement is validly terminated.

(c) Parent, acting through its Board of Directors (or a committee thereof), shall as promptly as practicable following the date that the Registration Statement becomes effective take all action required under the DGCL, the Parent Certificate of Incorporation, the Parent Bylaws and the applicable requirements of NASDAQ necessary to promptly and duly call, give notice of, convene and hold as promptly as practicable a meeting of its stockholders for the purpose of obtaining the Parent Requisite Vote in connection with this Agreement (including any adjournment or postponement thereof, the “Parent Stockholders Meeting”); provided that Parent may not postpone or adjourn such meeting except (i) Parent may postpone or adjourn such meeting if, after consultation with the Company, the Board of Directors of Parent in good faith determines, after consultation with its outside legal counsel, that the failure to adjourn or postpone the meeting would be inconsistent with its fiduciary duties under applicable Law (and, in such case, only postpone or adjourn the Parent Stockholders Meeting to the extent reasonably necessary to mitigate such potential inconsistency) and (ii) Parent may (or, if the Company so requests, Parent shall) postpone or adjourn such meeting for up to 30 calendar days if, as of the time for which the Parent Stockholders Meeting is originally scheduled (as set forth in the Joint Proxy Statement) there are (A) insufficient Parent Shares represented (either in person or by proxy) and voting to constitute a quorum necessary to conduct the business of the Parent Stockholders Meeting or (B) insufficient Parent Shares represented (either in person or by proxy) and voting to obtain the Parent Requisite Vote, whether or not a quorum is present. Subject to any postponement or adjournment in accordance with the foregoing sentence, Parent shall use its reasonable best efforts to cause the Parent Stockholders Meeting to occur as soon as reasonably practicable (after taking into account any requirements of applicable Law) and on the same date as the Company Stockholders Meeting. In the event that Parent postpones or adjourns the Parent Stockholders Meeting, the Company may postpone or adjourn the Company Stockholders Meeting such that the Company Stockholders Meeting and the Parent Stockholders Meeting are scheduled on the same date. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, the Parent Stockholders Meeting shall be convened and this Agreement shall be submitted to Parent’s stockholders at the Parent Stockholders Meeting, and nothing contained herein shall be deemed to affect such obligation. Parent agrees

(i) to provide the Company and its Representatives with reasonably detailed periodic updates concerning proxy solicitation results on a timely basis and (ii) upon the Company’s request, to give written notice (which may be given via e-mail) to the Company one day prior to, and on the date of, the Parent Stockholders Meeting, indicating whether, as of such date, sufficient proxies representing the Parent Requisite Vote have been obtained.

(d) Parent and its Board of Directors shall each use its reasonable best efforts to obtain from Parent’s stockholders the Parent Requisite Vote, including by communicating to its stockholders the Parent Recommendation (and including such recommendation in the Joint Proxy Statement), and neither Parent nor the Board of Directors of Parent may (A) withhold, withdraw, modify or qualify in a manner adverse to the Company the Parent Recommendation, (B) fail to make the Parent Recommendation in the Joint Proxy Statement, (C) adopt, approve, recommend or endorse a Parent Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse a Parent Acquisition Proposal, (D) fail to publicly and without qualification (I) recommend against any Parent Acquisition Proposal or (II) reaffirm the Parent Recommendation, in each case within ten Business Days (or such fewer number of days as remains prior to the Parent Stockholders Meeting) after a Parent Acquisition Proposal is made public if requested by the Company to do so, or (E) publicly propose to do any of the foregoing (any of the foregoing, a “Parent Change of Recommendation”); provided that Parent or the Board of Directors of Parent may make a Parent Change of Recommendation and, following such Parent Change of Recommendation, may fail to use such reasonable best efforts, in each case, only if: in response to a Parent Superior Proposal or Parent Intervening Event (x) the Board of Directors of Parent shall have determined in good faith, after consultation with outside legal counsel to Parent, that the failure of the Board of Directors of Parent to effect a Parent Change of Recommendation would be inconsistent with its fiduciary duties under Delaware law, (y) (1) upon such determination Parent shall have delivered to the Company a written notice (a “Parent Notice”) advising the Company that Parent’s Board of Directors proposes to take such action and, with respect to a Parent Superior Proposal, describing the material terms and conditions of, and attaching a complete copy of, the Parent Superior Proposal that is the basis of such action (including unredacted copies of the current drafts of all agreements, commitment letters and other documentation (and schedules and exhibits thereto) that relate to such Parent Superior Proposal), or a detailed description of the facts and circumstances with respect to the Parent Intervening Event and the reasons for Parent’s determination in subclause (x) above, as applicable, (2) if requested by the Company, Parent shall have, and shall have caused its subsidiaries to, and shall have used its reasonable best efforts to cause its and their Representatives to, during the period from the time the Parent Notice is provided until 11:59 p.m. New York City time on the third Business Day immediately following the day on which Parent delivered the Parent Notice (the “Parent Notice Period”), engage in good faith negotiations with the Company and its Representatives to make such adjustments in the terms and conditions of this Agreement so that such Parent Acquisition Proposal or Parent Intervening Event would cease to constitute a Parent Superior Proposal or Parent Intervening Event and (3) following the expiration of the Parent Notice Period, the Board of Directors of Parent shall have determined in good faith (after consultation with its outside counsel and financial advisor(s)) that such Parent Acquisition Proposal continues to constitute a Parent Superior Proposal or that there continues to be a Parent Intervening Event and in such case, as applicable, the failure of the Board of Directors of Parent to effect a Parent Change of Recommendation would be inconsistent with its fiduciary duties under Delaware law and (z) Parent shall have complied with its obligations under this Section 6.4(d). The Parties agree that any material revision, amendment, update or supplement to the terms and conditions of such Parent Superior Proposal shall be deemed to constitute a new Parent Superior Proposal and shall require a new Parent Notice and a new Parent Notice Period. Notwithstanding anything to the contrary contained in this Agreement, Parent shall not be required to hold the Parent Stockholders Meeting if this Agreement is validly terminated.

SECTION 6.5 Further Action; Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use reasonable best efforts to (and, in the case of Parent, cause each of its subsidiaries and Affiliates (collectively, the “Parent Group”) to) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate the Merger and the other transactions contemplated by this

Agreement. In furtherance and not in limitation of the foregoing, each Party hereto agrees to (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable and in any event within 10 Business Days of the date hereof, unless the Parties agree otherwise and (ii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to the HSR Act and to take any and all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods under the HSR Act as soon as practicable. Each Party shall cause the filings made by it under the HSR Act to be considered for grant of “early termination” of the waiting period.

(b) Each of Parent Group and Merger Sub, on the one hand, and the Company, on the other hand, shall, in connection with the efforts referenced in Section 6.5(a) to obtain all requisite approvals and authorizations or expiration of waiting periods for the transactions contemplated by this Agreement under the HSR Act or any other Antitrust Law, use its reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party; (ii) subject to applicable Law, furnish to the other Party as promptly as reasonably practicable all information required for any application or other filing to be made by the other Party pursuant to any applicable Law in connection with the transactions contemplated by this Agreement; (iii) promptly notify the other Party of any substantive communication received by such Party from, or given by such Party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other U.S. or foreign Governmental Entity and of any substantive communication received or given in connection with any proceeding by a private Party, in each case regarding any of the transactions contemplated hereby and, subject to applicable Law, furnish the other Party promptly with copies of all correspondence, filings and communications between them and the FTC, the DOJ or any other Governmental Entity with respect to the transactions contemplated by this Agreement; (iv) respond as promptly as reasonably practicable to any inquiries received from, and supply as promptly as reasonably practicable any additional information or documentation that may be requested by the FTC, the DOJ, or by any other Governmental Entity in respect of such registrations, declarations and filings or such transactions; and (v) permit the other Party to review any substantive communication given by it to, and consult with each other in advance, and consider in good faith the other Party’s reasonable comments in connection with, any filing, notice, application, submission, communication, meeting or conference with, the FTC, the DOJ or any other Governmental Entity or, in connection with any proceeding by a private party, with any other Person; provided, however, that to the extent any of the documents or information provided pursuant to this Section 6.5 are commercially or competitively sensitive, the Company or Parent, as the case may be, may satisfy its obligations by providing such documents or information to the other Party’s outside counsel, with the understanding and agreement that such counsel shall not share such documents and information with its client; provided, further, that materials may also be redacted (x) to remove references concerning the valuation of the Company, (y) as necessary to comply with contractual arrangements, and (z) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns, to the extent that that such attorney-client or other privilege or confidentiality concerns are not governed by a common interest privilege or doctrine. Such materials and the information contained therein shall be given only to outside legal counsel of the recipient and will not be disclosed by such outside legal counsel to any other Representatives of the recipient without the advance written consent of the Party providing materials designated as such. No Party shall independently participate in any substantive meeting or communication with any Governmental Entity in respect of any such filings, investigation or other inquiry in connection with this Agreement or the transactions contemplated by this Agreement without giving the other Parties sufficient prior notice of the meeting or communication and, to the extent permitted by such Governmental Entity, the opportunity to attend and/or participate in such substantive meeting or communication.

(c) Parent shall (i) at the written direction of the Company, after consultation with Parent and to the extent determined by the Company in good faith to be appropriate in the context of Parent seeking to obtain the expiration or termination of the waiting period under the HSR Act as expeditiously as possible, “pull and refile,” pursuant to 16 C.F.R. 803.12, the filing made under the HSR Act on one (but not more than one) occasion and (ii) be permitted, after consultation with the Company, to the extent determined by Parent in good faith to be appropriate in the context of seeking to obtain the expiration or termination of the waiting period under the HSR Act as expeditiously as possible, to “pull and refile” the filing made under the HSR Act on one (but not more than one) occasion. Parent shall not “pull and refile” such filing on more than one occasion without the Company’s prior written consent. In the event Parent “pulls and refiles”, pursuant to 16 C.F.R. 803.12, the filing made under the HSR Act, the “refiling” pursuant to any such “pull and refile” must be submitted no later than 48 hours after the filing is withdrawn, unless otherwise agreed by the Company in writing.

(d) Except as otherwise provided in this Section 6.5, no Party shall commit to or agree with any Governmental Entity to stay, toll or extend any applicable waiting period under the HSR Act or enter into a timing agreement, including any agreement to delay the consummation or not to consummate the transactions contemplated hereby, with any Governmental Entity without the prior written consent of the other Party, the provision of which consent shall be determined by such other Party in good faith and provided in a timely manner if determined by such Party to be appropriate in the context of seeking to obtain the expiration or termination of the waiting period under the HSR Act. For purposes of this Agreement, “Antitrust Law” means the Sherman Antitrust Act of 1890, the Clayton Antitrust Act of 1914, the HSR Act, the Federal Trade Commission Act of 1914 and all other federal, state and foreign, if any, statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(e) In furtherance and not in limitation of the foregoing, Parent shall, and shall cause its subsidiaries to, take any and all steps necessary to (x) resolve, avoid, or eliminate impediments or objections, if any, that may be asserted with respect to the transactions contemplated by this Agreement under any Antitrust Law or (y) avoid the entry of, effect the dissolution of, and have vacated, lifted, reversed or overturned, any decree, order or judgment that would prevent, prohibit, restrict or delay the consummation of the contemplated transactions, so as to enable the Parties to close the contemplated transactions expeditiously (but in no event later than the End Date). In furtherance, but without limiting the foregoing, Parent shall, and shall cause its Affiliates and Subsidiaries to, (i) propose, negotiate, commit to and effect, by consent decree, hold separate orders or otherwise, the sale, divesture, disposition, or license of any assets, properties, products, rights, services or businesses of Parent, Parent’s subsidiaries, Parent’s Affiliates, or the Company, its subsidiaries or the Company Joint Ventures or any interest therein, or agree to any other structural or conduct remedy, and (ii) otherwise take or commit to take any actions that would limit Parent’s, Parent’s subsidiaries, the Parent Joint Ventures’ or the Company’s, its subsidiaries’ or the Company Joint Ventures’ freedom of action with respect to, or its or their ability to retain any assets, properties, products, rights, services or businesses of Parent, Parent’s subsidiaries or the Parent Joint Ventures, or the Company, its subsidiaries or the Company Joint Ventures or any interest or interests therein (any such action, a “Remedy”); provided, that Parent, its subsidiaries and the Parent Joint Ventures shall not be permitted to take or commit to take any Remedy with respect to the Company or any of its subsidiaries or Company Joint Ventures the effectiveness of which is not conditioned on the Closing occurring; provided, further, that, notwithstanding anything in this Agreement to the contrary, Parent, its subsidiaries and the Parent Joint Ventures shall not be required to take or commit to take any Remedy that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on the financial condition of Parent, the Company, their respective subsidiaries, the Company Joint Ventures and the Parent Joint Ventures, taken as a whole, after the Effective Time. For the purposes of this Section 6.5(e), a material adverse effect shall be measured relative to the size of the Company, its subsidiaries and the Company Joint Ventures, taken as a whole, regardless of whether such actions are imposed on, or affect Parent, the Company, any of their respective Subsidiaries, the Company Joint Ventures or the Parent Joint Ventures.

(f) Notwithstanding the foregoing, the Company shall not be required to agree to any term or take any action in connection with its obligations under Section 6.5(e) that is not conditioned upon consummation of the Merger. Notwithstanding anything in this Agreement to the contrary, nothing in Section 6.5 or elsewhere in this Agreement (x) shall require or obligate the Company to agree or otherwise be required to, take any action, including any action contemplated by Section 6.5(e), with respect to the Company or its Affiliates (including The

Blackstone Group Inc. and any investment funds or investment vehicles affiliated with, or managed or advised by, The Blackstone Group Inc., or any portfolio company (as such term is commonly understood in the private equity industry) or investment of The Blackstone Group Inc. or of any such investment fund or investment vehicle) other than the Company, its subsidiaries and the Company Joint Ventures or (y) shall require or obligate Parent to agree or otherwise be required to, take any action, including any action contemplated by Section 6.5(e), with respect to Parent or its Affiliates (including Tiger Global Management, LLC and any investment funds or investment vehicles affiliated with, or managed or advised by, Tiger Global Management, LLC, or any portfolio company (as such term is commonly understood in the private equity industry) or investment of Tiger Global Management, LLC or of any such investment fund or investment vehicle) other than with respect to Parent, its subsidiaries and the Parent Joint Ventures.

(g) In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a Governmental Entity or private party challenging the Merger or any other transaction contemplated by this Agreement, or any other agreement contemplated hereby, each of Parent, Merger Sub and the Company shall, and Parent shall cause each member of the Parent Group to, cooperate in all respects with each other and use its respective reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by this Agreement.

(h) Neither Party nor any of its controlled Affiliates shall merge with or into or consolidate with, or purchase or sell a portion of the assets of or equity in, or acquire or sell by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or agree to do any of the foregoing, if the entering into of a definitive agreement relating to, or the consummation of, such transaction, would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period under the HSR Act; (ii) materially increase the risk of any Governmental Entity entering an order prohibiting the consummation of the Merger; or (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise.

SECTION 6.6 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such Party from any Governmental Entity in connection with the Merger or the other transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated herein, if the subject matter of such communication or the failure of such Party to obtain such consent would reasonably be expected to be material to the Company, the Surviving Corporation or Parent, (b) any Actions commenced or, to such Party’s Knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its subsidiaries which relate to the Merger or the other transactions contemplated hereby, (c) to such Party’s Knowledge, any representation or warranty made by such Party contained in this Agreement becomes untrue or inaccurate such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the End Date or (d) to such Party’s Knowledge, any failure to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement such that it would be reasonable to expect that the applicable closing conditions would be incapable of being satisfied by the End Date; provided that the delivery of any notice pursuant to this Section 6.6 shall not (i) cure any breach of, or non-compliance with, any other provision of this Agreement or (ii) limit the remedies available to the Party receiving such notice. The Parties agree and acknowledge that the Company’s, on the one hand, and Parent’s, on the other hand, compliance or failure of compliance with this Section 6.6 shall not be taken into account for purposes of determining whether the condition referred to in Section 7.2(b) or Section 7.3(b), respectively, shall have been satisfied with respect to performance in all material respects with this Section 6.6.

SECTION 6.7 Access to Information; Confidentiality.

(a) From the date hereof to the Effective Time or the earlier valid termination of this Agreement, upon reasonable prior written notice from a Party or its Representatives, the other Party and its subsidiaries shall, and shall use their respective reasonable best efforts to cause their respective officers, directors and employees to, afford such Party and its Representatives reasonable access, consistent with applicable Law, during normal business hours to such other Party’s and its subsidiaries’ officers, employees, assets, reports, correspondence and books and records and to furnish any other documents and information reasonably requested by such Party or its Representatives. Notwithstanding the foregoing, any such investigation or consultation shall be conducted in such a manner as not to interfere unreasonably with the business or operations of the Company or its subsidiaries or Parent or its subsidiaries (as applicable) or otherwise result in any significant interference with the prompt and timely discharge by such officers, employees and other authorized Representatives of their normal duties and shall not include any environmental sampling or testing. No Party nor any of its subsidiaries shall be required to provide access or to disclose information where such access or disclosure would jeopardize any attorney-client privilege of such Person, or contravene any applicable Law, rule, regulation, order, judgment, decree or binding agreement entered into prior to the date of this Agreement; provided that such Party shall use its reasonable best efforts (i) to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege or (ii) to develop an alternative to providing such information so as to address such matters that is reasonably acceptable to Parent and the Company.

(b) Each of Parent and Merger Sub will hold and use all information furnished by or on behalf of the Company pursuant to this Section 6.7 in accordance with the terms and conditions of the Confidentiality and Non-Disclosure Agreement, dated January 8, 2020, between the Company and Parent (the “Confidentiality Agreement”), which Confidentiality Agreement shall remain in full force and effect in accordance with its terms, notwithstanding Section 5(b) thereof.

SECTION 6.8 Stock Exchange Delisting. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the New York Stock Exchange to enable the delisting by the Surviving Corporation of the Company Shares from the New York Stock Exchange as promptly as practicable after the Effective Time and the deregistration of the Company Shares under the Exchange Act at the Effective Time.

SECTION 6.9 Publicity. The initial press release regarding the Merger shall be a joint press release and, except in connection with a Company Acquisition Proposal, a Company Change of Recommendation, a Parent Acquisition Proposal or a Parent Change of Recommendation (in each case, if and to the extent permitted by this Agreement), thereafter the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public communications with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity (or by the fiduciary duties of its Board of Directors as reasonably determined by its Board of Directors), in each case, as determined in the good faith judgment of the Party proposing to make such release (in which case, such Party shall not issue or cause the publication of such press release or other public communication without prior consultation with the other Party); provided, however, that the foregoing shall not apply to (a) antitrust matters which are exclusively addressed by Section 6.5 and (b) any statements included in a press release or public communication with respect to the Merger and the other transactions contemplated by this Agreement that are substantially similar (and identical in any material respect) to those in the Registration Statement or in previous press releases or public communications made by the Company or Parent in accordance with this Section 6.9.

SECTION 6.10 Employee Benefits.

(a) For a period ending on the first anniversary of the Effective Time (the “Benefit Continuation Period”), Parent shall provide, or shall cause the Surviving Corporation to provide, to each employee of the Company or its subsidiaries who continues to be employed by the Surviving Corporation or any subsidiary or Affiliate thereof (the “Continuing Employees”), (i) a salary, wage, and target cash bonus opportunity that, in the aggregate, is no less favorable than the salary, wage, and target cash bonus opportunity that was provided to such Continuing Employee immediately prior to the Effective Time, (ii) equity or equity-based compensation opportunities that are no less favorable in the aggregate than the equity or equity-based compensation opportunities that are provided to similarly situated employees of Parent and (iii) employee benefits (other than any corporate sale or similar transaction-related payment or benefit, defined benefit pension benefits, retiree health or retiree life insurance benefits, nonqualified deferred compensation benefits, and equity or equity-based compensation) that are no less favorable in the aggregate to the employee benefits (other than any corporate sale or transaction-related payment or benefit, defined benefit pension benefits, retiree health or retiree life insurance benefits, nonqualified deferred compensation benefits, and equity or equity-based compensation) provided to such Continuing Employee immediately prior to the Effective Time; provided, that, the foregoing shall not apply (x) with respect to Continuing Employees for whom a significant portion of compensation is based on commissions or (y) to the extent Parent adopts salary reduction program for all of Parent and Parent’s affiliates of no more than 30% of base salary and wages and no more than 30% of target annual bonus that is applied similarly to all similarly situated employees (including similarly situated Continuing Employees). For the duration of the Benefit Continuation Period, Parent or one of its Affiliates shall maintain for the benefit of each Continuing Employee a severance or termination arrangement no less favorable than the severance or termination arrangement provided to such Continuing Employee immediately prior to the Effective Time (or, if greater, the severance benefits set forth in Schedule 6.10(a) of the Company Disclosure Letter).

(b) Parent shall honor and assume, or shall cause to be honored and assumed, the terms of all Company Plans set forth on Schedule 3.11(a) of the Company Disclosure Letter, subject to the amendment and termination provisions thereof. Except as set forth on Schedule 6.10(b) of the Company Disclosure Letter, Parent shall maintain and continue the Company’s cash bonus plans with the same terms as in effect immediately prior to the Effective Time for the remainder of the 2020 calendar year, except to the extent amendments or modifications thereto are required by Law.

(c) To the extent that Parent modifies any coverage or benefit plan in which Continuing Employees participate immediately prior to the Effective Time, Parent or any of its subsidiaries (including the Company and any subsidiaries thereof) shall use reasonable best efforts to (i) waive or cause to be waived any pre-existing conditions, exclusions, limitations, actively-at-work requirements, and eligibility waiting periods under any group health plans of Parent or its Affiliates to be waived with respect to Continuing Employees and their eligible dependents, (ii) give each Continuing Employee credit for the plan year in which the Effective Time occurs towards applicable deductibles and annual out-of-pocket limits for medical expenses incurred prior to the Effective Time for which payment has been made and (iii) to the extent that it would not result in a duplication of benefits and to the extent that such service was recognized under an analogous Company Plan, give each Continuing Employee service credit for such Continuing Employee’s employment with the Company for purposes of eligibility to participate and vesting credit (but excluding for benefit accrual purposes under any defined benefit pension plan) under each applicable Parent benefit plan as if such service had been performed with Parent.

(d) The parties hereto hereby acknowledge and agree that the transactions contemplated by this agreement constitute a “change of control” for the purposes of each Company Plan that contains a “change of control” or other similar provision, including but not limited to the Company Stock Plans, the Company LTIP Plans, and all employment and severance agreements.

(e) If requested by Parent no later than five (5) Business Days before the Closing Date, the Company shall terminate, effective as of the day immediately preceding the Effective Time, any and all 401(k) plans maintained or contributed to by the Company or any of its subsidiaries. The Company shall provide Parent evidence that the 401(k) plan(s) of the Company and its subsidiaries have been terminated pursuant to resolutions of the Board of Directors of the Company or the board of directors of its subsidiaries, as applicable. The form and substance of such resolutions shall be subject to review and approval of Parent, which shall not be unreasonably withheld, conditioned or delayed. The Company shall also take such other actions in furtherance of terminating any such 401(k) plans as Parent may reasonably request.

(f) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Corporation or any Affiliate of Parent, or shall interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Corporation, the Company or any Affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan, policy or program covering such Continuing Employee. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.10 shall (i) be deemed or construed to be an amendment or other modification of any Company Plan, (ii) prevent Parent, the Surviving Corporation or any Affiliate of Parent from amending or terminating any Company Plans in accordance with their terms or (iii) create any third-party rights in any current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof).

SECTION 6.11 Directors’ and Officers’ Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Corporation agrees that it will indemnify and hold harmless, in each case to the extent (subject to applicable Law) such Persons are indemnified as of the date of this Agreement by the Company pursuant to the Company Certificate of Incorporation, the Company Bylaws, the governing or organizational documents of any subsidiary of the Company and any indemnification agreements in existence as of the date hereof and set forth on Section 6.11(a), each present and former director and officer of the Company or any of its subsidiaries (in each case, when acting in such capacity) (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal, arising out of, relating to or in connection with matters existing or occurring at or prior to the Effective Time by reason of fact that such Person is or was a director or officer of the Company or any of its subsidiaries or was serving at the request of the Company or such subsidiary as a director, officer, employee or agent of another Person (including serving at the request of the Company or any such subsidiary with respect to any employee benefit plan), whether asserted or claimed prior to, at or after the Effective Time.

(b) The provisions in the Surviving Corporation’s certificate of incorporation and bylaws with respect to indemnification, advancement of expenses and exculpation of the Indemnified Parties shall be no less favorable to such Indemnified Parties than such provisions contained in the Company Certificate of Incorporation and Company Bylaws in effect as of the date hereof, which provisions shall not be amended, repealed or otherwise modified for a period of six years after the Effective Time in any manner that would adversely affect the rights thereunder of any such individuals.

(c) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance (including any excess policies thereof) maintained by the Company (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured than the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its subsidiaries) with respect to claims arising from facts or events which occurred at or before the Effective Time; provided, however, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 300% of the current aggregate annual premium paid as of the date hereof by the Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation’s good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, the Company, in consultation with Parent, may obtain at or prior to the Effective Time a six-year “tail” policy under the Company’s existing directors’ and officers’ liability and fiduciary liability insurance policies (including any excess policies thereof) providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap; provided, in the event that such equivalent coverage exceeds the Premium Cap, then the Company may purchase such equivalent coverage with the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed).

(d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity or Person or effect any division or similar transaction, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.11.

(e) The provisions of this Section 6.11 shall survive the Merger and, following the Effective Time, are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and representatives.

(f) Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or its officers, directors and employees, it being understood that the indemnification provided for in this Section 6.11 is not prior to, or in substitution for, any such claims under any such policies.

SECTION 6.12 Takeover Statutes. None of the Company, Parent or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby (including the Stockholder Support Agreements), and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby (including the Stockholder Support Agreements) from any applicable Takeover Statute. If any Takeover Statute is, purports to be or may become applicable to the Merger or the other transactions contemplated by this Agreement (including the Stockholder Support Agreements), each of the Company and Parent and the members of their respective Boards of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions. Nothing in this Section 6.12 shall be construed to permit the Company, Parent or Merger Sub to do any act that would constitute a violation or breach of, or as a waiver of any of a Party’s rights under, any other provision of this Agreement.

SECTION 6.13 Transaction Litigation. In the event that any stockholder litigation related to this Agreement, the Merger or the other transactions contemplated by this Agreement is brought after the date of this Agreement and prior to the Effective Time against the Company or any members of its Board of Directors or Parent or any members of its Board of Directors (the “Transaction Litigation”), the Company or Parent (as applicable) shall promptly notify the other Parties of any such Transaction Litigation and shall keep the other Parties reasonably informed with respect to the status thereof. Each Party shall give the other Parties the opportunity to participate in the defense of any Transaction Litigation, and no Party shall settle or agree to settle any Transaction Litigation without the other Party’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).

SECTION 6.14 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement.

SECTION 6.15 Rule 16b-3. Prior to the Effective Time, (a) the Company shall take such steps as may be reasonably necessary or advisable hereto to cause any dispositions of Company Securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual (including any Person who is deemed to be a “director by deputization” under applicable securities Laws) who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act and (b) Parent shall take such steps as may be reasonably necessary or advisable hereto to cause any acquisition of Parent Securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual (including any Person who is deemed to be a “director by deputization” under applicable securities Laws) who is expected to be subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Parent following the Closing to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 6.16 Stock Exchange Listing. Parent shall use reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on NASDAQ, in each case subject to official notice of issuance, prior to the Effective Time.

SECTION 6.17 Tax Matters.

(a) During the period from the date of this Agreement to the Closing, the Parties shall each use reasonable best efforts (i) to cause the Merger to qualify for the Intended Tax Treatment and (ii) to cause the delivery of the opinions of counsel referred to in Section 7.2(e) (in the case of Parent and Merger Sub) and Section 7.3(e) (in the case of the Company). None of Parent, Merger Sub or the Company shall take any action, or knowingly fail to take any reasonable action, if such action or failure to act would reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. The Parties shall cause all applicable Tax Returns to be filed on a basis of treating the Merger as qualifying for the Intended Tax Treatment, unless otherwise required by a final “determination” within the meaning of Section 1313 of the Code. Each of the Parties agrees to use reasonable best efforts to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Entity. The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and 1.368-3.

(b) The Parties shall use reasonable best efforts to execute and deliver (i) officer’s certificates substantially in the form attached as Schedule 6.17(b) of the Company Disclosure Letter and the Parent Disclosure Letter and (ii) any other representations reasonably requested by counsel to the Company or counsel to Parent, as applicable, for purposes of rendering opinions with respect to the tax treatment of the Merger (clauses (i) and (ii), collectively, the “Tax Officer’s Certificates”), at such time or times as may be reasonably requested by counsel to the Company or counsel to Parent, including in connection with any filing of the Registration Statement.

SECTION 6.18 Corporate Governance. At or prior to the Effective Time, Parent shall take all actions necessary to (a) cause the number of directors that will comprise the full Board of Directors of Parent at the Effective Time to be to be increased by two and (b) fill such vacancies with (i) one director serving on the Board of Directors of the Company designated by the Company (whom shall be designated as a Class III director) and (ii) the Company’s Chief Executive Officer as of the date of this Agreement (whom shall be designated as a Class I director); provided, however, in the event that such individual is not employed by the Company or a director of the Board of Directors of the Company, in each case immediately prior to the Effective Time, then such vacancy shall be filled by an individual serving on the Board of Directors of the Company as of immediately prior to the Effective Time to be designated by the Company (whom shall be designated as a Class I director).

SECTION 6.19 Third Party Consents. At Parent’s written request, the Company shall, and shall cause each subsidiary to, use its commercially reasonable efforts to obtain certain third party consents, amendments, releases or waivers (in a form reasonably satisfactory to Parent) under certain Contracts identified in writing to the Company by Parent; provided, however, each of the Parties acknowledges and agrees that obtaining any such consent, amendment, release or waiver shall not be a condition to the Merger; provided, further, that the Company shall not, and shall cause each subsidiary not to, contribute capital, pay any consideration in any form (including any letter of credit, guaranty or other financial or commercial accommodation) to any Person, amend any Contract, grant any concession (in any form) or propose or agree to any of the foregoing in order to obtain such consent, release or waiver, in each case, without the prior written consent of Parent (provided that the Company shall not be required to make any such concession unless either (a) the Company is reimbursed or indemnified by Parent for such concession or (b) such concession is subject to the occurrence of the consummation of the Merger). The Company shall keep Parent reasonably informed of the status of, and consult with Parent in good faith with respect to, any developments regarding such matters.

SECTION 6.20 Director Resignations. The Company shall use reasonable best efforts to obtain the resignation of all of the members of the Board of the Directors of the Company who are in office immediately prior to the Effective Time (and to the extent requested by Parent, from any member of the board of directors (or any equivalent) of each subsidiary of the Company), which resignations shall be effective at, and conditioned upon the occurrence of, the Effective Time.

SECTION 6.21 Transition. As promptly as reasonably practicable after the date hereof, and in all cases subject to applicable Law, upon the reasonable request of Parent, the Company will, and will cause its subsidiaries to, during normal business hours, reasonably cooperate with Parent and its subsidiaries to facilitate planning for the integration of the Parties and their respective businesses effective as of the Closing Date or such later date as may be determined by the parties. Without limiting the generality of the foregoing, from the date hereof through the Closing Date, and consistent with the performance of their day-to-day operations and the continuous operation of the parties and their subsidiaries in the ordinary course of business consistent with past practices, and subject to any requirements under applicable Law, each party shall use reasonable best efforts to cause its and its subsidiaries’ employees and officers to take reasonable actions and assist the other party in performing all tasks, including providing assistance with respect to conversion planning and customer communications and notices (including joint communications and notices relating to anticipated account changes or systems conversion), reasonably required to result in a successful transition and integration at the Closing or such later date as may be determined by the parties.

SECTION 6.22 Financing Cooperation.

(a) The Company agrees to (and to cause its subsidiaries, and use commercially reasonable efforts to cause the Company Joint Ventures, to) use commercially reasonable efforts to cooperate with Parent in connection with (x) those activities set forth on Schedule 6.22 of the Company Disclosure Letter; and (y) financing activities with respect to the Company, its subsidiaries or the Company Joint Ventures that will occur at or after the Closing and are reasonably requested by Parent; provided, (1) no such cooperation shall be required to the extent it would (A) contravene the organizational documents of the Company, its subsidiaries or any Company Joint Venture or any applicable Laws, (B) breach a Company Material Contract, (C) cause any director, officer, employee or stockholder of the Company, any of its subsidiaries or any of the Company Joint Ventures to incur any personal liability, (D) require the Company, its subsidiaries or any Company Joint Venture to prepare any financial statements or information that are not reasonably available to the Company, its subsidiaries and the Company Joint Ventures and prepared in the ordinary course of their financial reporting practices, or prepare any pro forma financial information or post-Closing financial information; provided, the Company will (and will cause its subsidiaries and the Company Joint Ventures to) use commercially reasonable efforts to provide information reasonably available to the Company, its subsidiaries and the Company Joint Ventures and requested by an investor or potential investor, or (E) unreasonably interfere with the business or operations of the Company, its subsidiaries and the Company Joint Ventures, (2) Parent shall have no authority to bind the Company, any of its subsidiaries or any Company Joint Venture, (3) none of the Company, any of its subsidiaries or any Company Joint Venture shall be required to pay any fee or incur any other liability or obligation in connection with such cooperation or be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to pay any fee or make any other payment or agree to provide any indemnity in connection with such cooperation prior to the Effective Time (other than those costs and expenses incurred in connection with the Company’s cooperation pursuant to this Section 6.22 that Parent must reimburse upon request of the Company), (4) none of the Company, its subsidiaries or the Company Joint Ventures or their respective officers, directors (with respect to the Company’s subsidiaries or Company Joint Ventures) or employees shall be required to execute or enter into or perform any agreement with respect to such cooperation that is not contingent upon the Closing or that would be effective any earlier than the Closing (other than, to the extent reasonably requested by Parent, executing or entering into or performing any agreement with respect to one or more of the transactions set forth on Schedule 6.22 of the Company Disclosure Letter prior to the Effective Time (provided, that, the terms and timeline of any such transaction must be commercially reasonable (which determination shall be made by the Company in its sole discretion until immediately prior to the Effective Time) and (5) no directors of the Company shall be required to approve, execute, enter into or perform any agreement or instrument (or otherwise take any other action) with respect to such cooperation. None of the representations, warranties or covenants of the Company set forth in this Agreement shall be deemed to apply to, or deemed breached or violated by, any of the actions taken by the Company, any of its subsidiaries or any of the Company Joint Ventures or any of their respective Representatives pursuant to this Section 6.22. Parent (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including (x) reasonable outside attorneys’ fees and (y) fees and expenses of the accounting firms of the Company, its subsidiaries and the Company Joint Ventures, in each case, incurred in connection with such cooperation) to the extent incurred by the Company, any of its subsidiaries or any of the Company Joint Ventures or their respective Representatives in connection with such cooperation or other action taken under this Section 6.22 or in connection with any information utilized in connection therewith and (ii) shall indemnify and hold harmless the Company, its subsidiaries and the Company Joint Ventures and their respective Representatives from and against any and all costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities or awards paid in settlement incurred by them in connection with any such cooperation or other action taken under this Section 6.22 or in connection with any information utilized in connection therewith.

(b) Without the prior written consent of the Company (which consent shall not be unreasonably withheld), none of Parent, its subsidiaries or any of its and their respective Representatives shall contact any lender or investor of the Company, any of its subsidiaries or any Company Joint Venture (including, to Parent’s Knowledge, those Persons to be formed in which the Company, any of its subsidiaries or any Company Joint Venture will have an interest) except for contacts unrelated to the Merger or contacts related solely to Parent. Parent shall cooperate in good faith with the Company with respect to the matters set forth in Section 6.22(a), including by providing the Company with an opportunity to be present for any discussions with potential lenders or investors in respect of the matters set forth in Section 6.22(a) and shall otherwise keep the Company reasonably informed on the status of the discussions with, and furnish any documentation or other information that is furnished to, such potential lenders or investors.

(c) For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 6.22 represent the sole obligation of the Company (and the sole obligation of the Company to cause its subsidiaries, the Company Joint Ventures or its, its subsidiaries or the Company Joint Ventures’ respective Representatives to take actions) with respect to cooperation in connection with any indebtedness or the arrangement of any modifications thereto, or the arrangement of any financing to be obtained with respect to the Merger or the other transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations. In no event shall the receipt or availability of any funds or financing by Parent, Merger Sub or any of their respective affiliates or any other financing or other transactions (including any consents, waivers, amendments or other modifications with respect to indebtedness of the Company, its subsidiaries, the Company Joint Ventures or any other Person) be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

ARTICLE VII

CONDITIONS OF MERGER

SECTION 7.1 Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction (or waiver) at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. Each of the Company Requisite Vote and the Parent Requisite Vote shall have been obtained;

(b) Orders and Consents. (i) No Governmental Entity of competent jurisdiction shall have enacted or promulgated any law, statute, rule, regulation, executive order, decree, ruling, injunction or other order (whether temporary, preliminary or permanent) to prohibit, restrain, enjoin or make illegal the consummation of the Merger that remains in effect, and (ii) the waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act (and any customary timing agreement to delay or not to consummate the Merger or transactions contemplated by this Agreement entered into in connection therewith) shall have expired or been earlier terminated and any required approvals thereunder shall have been obtained;

(c) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and remain in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn; and

(d) Stock Exchange Listing. The shares of Parent Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

SECTION 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction (or waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of the Company set forth in (i) Section 3.1 (except for the first sentence of Section 3.1(a)), the last two sentences of Section 3.3(c), Section 3.4, clause (i) of Section 3.5(a) and Section 3.22 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), (ii) Section 3.3(a) and the first three sentences of Section 3.3(c) shall be true and correct in all respects (other than for inaccuracies that, individually and in the aggregate, are immaterial) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), (iii) Section 3.9(b)(ii) shall be true and correct in all respects and (iv) the other representations and warranties of Article III shall be true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect;

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by, or complied with by, it under this Agreement at or prior to the Effective Time; provided, except for any Willful Breach by the Company of Section 6.22, the Company’s failure to comply with Section 6.22 shall not be taken into account in determining whether the Company has so performed its obligations or complied with its agreements and covenants;

(c) No Company Material Adverse Effect. Since the date of this Agreement, there shall not have been any Company Material Adverse Effect;

(d) Certificate. Parent shall have received a certificate of an executive officer of the Company, certifying that the conditions set forth in Section 7.2(a), Section 7.2(b) and Section 7.2(c) have been satisfied; and

(e) Tax Opinion. Parent shall have received from Cooley LLP, counsel to Parent, or another nationally recognized law firm (including outside counsel to the Company), a written opinion substantially in the form previously made available to counsel to the Company, dated as of the Closing Date to the effect that for U.S. federal income tax purposes the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel shall be entitled to rely upon customary assumptions and the Tax Officer’s Certificates.

SECTION 7.3 Conditions to Obligations of the Company. The obligation of the Company to effect the Merger shall be further subject to the satisfaction (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. Each of the representations and warranties of Parent and Merger Sub set forth in (i) Section 4.1 (except for the first sentence of Section 4.1(a)), the last two sentences of Section 4.3(c), Section 4.4, clause (i) of Section 4.5(a) and Section 4.21 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), (ii) Section 4.3(a) and the first three sentences of Section 4.3(c) shall be true and correct in all respects (other than for inaccuracies that, individual and in the aggregate, are immaterial) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation or warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date), (iii) Section 4.8(b)(ii) shall be true and correct in all respects and (iv) the other representations and warranties of Article IV shall be true and correct in all respects (without giving effect to any “materiality,” “Parent Material Adverse Effect” or similar qualifiers contained in any such representations and warranties) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent that any such representation or warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failures of any such representations and warranties to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect;

(b) Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed in all material respects the obligations, and complied in all material respects with the agreements and covenants, required to be performed by or complied with by it under this Agreement at or prior to the Closing Date;

(c) No Parent Material Adverse Effect. Since the date of this Agreement, there shall not have been any Parent Material Adverse Effect;

(d) Certificate. The Company shall have received a certificate of an executive officer of Parent, certifying that the conditions set forth in Section 7.3(a), Section 7.3(b) and Section 7.3(c) have been satisfied; and

(e) Tax Opinion. The Company shall have received from Simpson Thacher & Bartlett LLP, counsel to the Company, or another nationally recognized law firm (including outside counsel to Parent), a written opinion substantially in the form previously made available to counsel to Parent, dated as of the Closing Date to the effect that for U.S. federal income tax purposes the Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel shall be entitled to rely upon customary assumptions and the Tax Officer’s Certificates.

ARTICLE VIII

TERMINATION

SECTION 8.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after each of the Company Requisite Vote and Parent Requisite Vote has been obtained (except as otherwise provided below):

(a) by mutual written consent of Parent, Merger Sub and the Company;

(b) by Parent or the Company if any court or other Governmental Entity of competent jurisdiction shall have issued a final order, decree or ruling or taken any other final action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable; provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to a Party if such order, decree, ruling or other final action was primarily due to the failure of such Party to perform any of its obligations under this Agreement;

(c) by either Parent or the Company if the Effective Time shall not have occurred on or before January 6, 2021 (as it may be extended in accordance with this Agreement, the “End Date”); provided, that at any time in the five Business Days prior to the End Date, if at such time any condition to closing in Section 7.1 is not satisfied, either Parent or the Company may (in each case, its sole and absolute discretion) elect to extend the End Date to July 6, 2021, which shall be deemed to be the End Date; provided, further, that in the event that any applicable Law is enacted after the date hereof extending the applicable waiting period under the HSR Act in connection with any Contagion Event, the End Date shall be extended by one calendar day for each calendar day (without duplication) that such applicable Law extends the waiting period under the HSR Act; provided, further, that in no event shall the End Date be so extended beyond October 6, 2021; provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available to the Party seeking to terminate if any action of such Party (or, in the case of Parent, Merger Sub) or the failure of such Party (or, in the case of Parent, Merger Sub) to perform any of its obligations under this Agreement required to be performed at or prior to the Effective Time has been the primary cause of the failure of the Effective Time to occur on or before the End Date;

(d) by written notice from the Company:

(i) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Merger Sub contained in this Agreement, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied and such breach is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by the Company to Parent or (B) the End Date; provided that (x) in the case of a termination by the Company pursuant to this Section 8.1(d)(i) for a Willful Breach of Section 6.5(a)(i), Section 6.5(c) or Section 6.5(e), the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the

Company is then in material breach of any of its covenants or agreements contained in Section 6.5 and (y) in the case of a termination by the Company pursuant to this Section 8.1(d)(i) for any other breach, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement; or

(ii) prior to obtaining the Parent Requisite Vote, in the event (A) of a Parent Change of Recommendation or (B) Parent or Merger Sub or the Board of Directors of Parent shall have materially breached its obligations under Section 6.2 or Section 6.4(c) or (d);

(e) by written notice from Parent:

(i) if there shall have been a breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied and such breach is not curable or, if curable, is not cured prior to the earlier of (A) 30 days after written notice thereof is given by Parent to the Company or (B) the End Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(e)(i) if Parent or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement; or

(ii) prior to obtaining the Company Requisite Vote, in the event (A) of a Company Change of Recommendation or (B) the Company or the Board of Directors of the Company shall have materially breached its obligations under Section 6.1 or Section 6.4(a) or (b);

(f) by either Parent or the Company if the Company Requisite Vote shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the adoption of this Agreement was taken; or

(g) by either Parent or the Company if the Parent Requisite Vote shall not have been obtained at the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the issuance of Parent Common Stock in connection with the Merger was taken.

SECTION 8.2 Effect of Termination.

(a) In the event of the valid termination of this Agreement pursuant to Section 8.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any Party hereto, except for (i) Section 6.7(b), Section 6.22(c), this Section 8.2, Section 8.3 and Article IX, all of which shall survive such termination and (ii) the Confidentiality Agreement shall continue in full force and effect in accordance with its terms (notwithstanding Section 5(b) of the Confidentiality Agreement); provided that, as provided in Section 8.2(e), Section 8.2(f) and Section 8.2(g), nothing herein shall relieve any Party hereto of any liability for damages resulting from Actual Fraud or Willful Breach prior to such termination by any Party hereto. The Parties acknowledge and agree that nothing in this Section 8.2 shall be deemed to affect their right to specific performance under Section 9.12.

(b) In the event that:

(i) this Agreement is validly terminated by Parent pursuant to Section 8.1(e)(ii), then the Company shall pay the Company Termination Payment to Parent (or one or more of its designees) as promptly as reasonably practicable (and, in any event, within two Business Days following such termination), payable by wire transfer of immediately available funds;

(ii) this Agreement is validly terminated by either Parent or the Company pursuant to Section 8.1(c) or Section 8.1(f) or Parent pursuant to Section 8.1(e)(i) (but only in the event of a material breach by the Company of Section 6.1, Section 6.3, Section 6.4(a) or (b) or Section 6.12) and (A) at any time after the date of this Agreement and prior to the taking of a vote to approve this Agreement at the Company Stockholders Meeting or any postponement or adjournment thereof (or, if earlier, prior to the termination of this Agreement), a Company Acquisition Proposal shall have been made directly to the Company’s stockholders (or, solely in the case of a termination pursuant to Section 8.1(e)(i), to the Board of Directors of the Company or the Company’s senior management), or a Company Acquisition Proposal shall have otherwise become publicly known and (B) within twelve months after such termination, the Company (including, if the Company becomes a wholly owned subsidiary of another Person, such Person) or any of its subsidiaries enters into a definitive agreement with respect to a Company Acquisition Proposal or consummates a Company Acquisition Proposal (in each case whether or not the same Company Acquisition Proposal as that referred to in subclause (A) above) then, in any such event, the Company shall pay to Parent the Company Termination Payment, such payment to be made on the earlier of (1) the date it enters into such definitive agreement and (2) the date of consummation of such transaction by wire transfer of immediately available funds. For the purpose of this Section 8.2(b)(ii), all references in the definition of the term Company Acquisition Proposal to “20% or more” will be deemed to be references to “50% or more”;

(iii) this Agreement is validly terminated by the Company pursuant to Section 8.1(d)(ii), then Parent shall pay the Parent Termination Payment to the Company (or one or more of its designees) as promptly as reasonably practicable (and, in any event, within two Business Days following such termination), payable by wire transfer of immediately available funds;

(iv) this Agreement is validly terminated by either Parent or the Company pursuant to Section 8.1(c) or Section 8.1(g) or the Company pursuant to Section 8.1(d)(i) (but only in the event of a material breach by Parent or Merger Sub of Section 6.2, Section 6.3, Section 6.4(c) or (d) or Section 6.12) and (A) at any time after the date of this Agreement and prior to the taking of a vote to approve the issuance of Parent Common Stock in connection with the Merger at the Parent Stockholders Meeting or any postponement or adjournment thereof (or, if earlier, prior to the termination of this Agreement), a Parent Acquisition Proposal shall have been made directly to Parent’s stockholders (or, solely in the case of a termination pursuant to Section 8.1(d)(i), to the Board of Directors of Parent or Parent’s senior management), or a Parent Acquisition Proposal shall have otherwise become publicly known and (B) within twelve months after such termination, Parent (including, if Parent becomes a wholly owned subsidiary of another Person, such Person) or any of its subsidiaries enters into a definitive agreement with respect to a Parent Acquisition Proposal or consummates a Parent Acquisition Proposal (in each case whether or not the same Parent Acquisition Proposal as that referred to in subclause (A) above) then, in any such event, Parent shall pay to the Company the Parent Termination Payment, such payment to be made on the earlier of (1) the date it enters into such definitive agreement and (2) the date of consummation of such transaction by wire transfer of immediately available funds. For the purpose of this Section 8.2(b)(iv), all references in the definition of the term Parent Acquisition Proposal to “20% or more” will be deemed to be references to “50% or more”; or

(v) this Agreement is validly terminated (A) (1) by either the Company or Parent pursuant to Section 8.1(c) (provided, that, in the case of a termination by Parent pursuant to Section 8.1(c), the Company also had the right to terminate this Agreement pursuant to Section 8.1(c) at the time of such termination) or (2) by either the Company or Parent pursuant to Section 8.1(b) (but solely in the case that the applicable final order, decree, ruling or other final action is pursuant to or arising out of or from an Action involving an Antitrust Law) and, at the time of such termination referred to in subclauses (1) or (2), all of the conditions set forth in Section 7.1 and Section 7.2 are satisfied, except for (x) Section 7.1(b)(i) (but solely in the case that the applicable final order, decree, ruling or other final action is pursuant to or arising out of or from an Action involving an Antitrust Law) or Section 7.1(b)(ii), (y) Section 7.2(b) (other than with respect to performance by the Company of its agreements and covenants under Section 6.5) and Section 7.2(d) (as it relates to certifying that the condition in Section 7.2(b) (other than with respect to performance by the Company of its agreements and covenants under Section 6.5) has been satisfied) and (z) those other conditions that, by their nature, are to be satisfied at the Closing (but were capable of being satisfied as of the date of such termination if the Closing were to occur on the date of such termination), or (B) by the Company pursuant to Section 8.1(d)(i) based on a Willful Breach of Section 6.5(a)(i), Section 6.5(c) or Section 6.5(e), then Parent shall pay to the Company the Regulatory Termination Payment, such payment to be made within five Business Days of the applicable termination.

(c) The Parties acknowledge and hereby agree that each of the Regulatory Termination Payment, Parent Termination Payment and the Company Termination Payment, as applicable, if, as and when required pursuant to this Section 8.2, shall not constitute a penalty but will be liquidated damages, in a reasonable amount that will compensate the party receiving such amount in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. The Parties acknowledge and hereby agree that in no event shall either the Company be required to pay the Company Termination Payment or Parent be required to pay the Parent Termination Payment or the Regulatory Termination Payment, as the case may be, on more than one occasion. Despite anything to the contrary set forth in this Agreement, Parent shall not be required to pay both the Parent Termination Payment and the Regulatory Termination Payment under any circumstance. Accordingly, payment of the Parent Termination Payment shall relieve Parent of any obligation to Regulatory Termination Payment and payment of the Regulatory Termination Payment shall relieve Parent of any obligation to pay the Parent Termination Payment.

(d) Each of the Company, Parent and Merger Sub acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement. If the Company fails to timely pay an amount due pursuant to Section 8.2(b)(i) or Section 8.2(b)(ii), or Parent fails to timely pay an amount due pursuant to Section 8.2(b)(iii), Section 8.2(b)(iv) or Section 8.2(b)(v), and, in order to obtain such payment, Parent, on the one hand, or the Company, on the other hand, commences a suit that results in a judgment against the Company for the amount set forth in Section 8.2(b)(i) or Section 8.2(b)(ii), or any portion thereof, or a judgment against Parent for the amount set forth in Section 8.2(b)(iii), Section 8.2(b)(iv) or Section 8.2(b)(v), or any portion thereof, the Company shall pay to Parent, or Parent shall pay to the Company, its costs and expenses (including reasonable attorneys’ fees and the fees and expenses of any expert or consultant engaged by the Company) in connection with such suit, together with interest on the amount of such payment from the date such payment was required to be made until the date of payment at the prime rate, plus 2%, as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment. Any amount payable pursuant to Section 8.2(b) shall be paid by the applicable Party by wire transfer of same day funds prior to or on the date such payment is required to be made under Section 8.2(b).

(e) Notwithstanding anything to the contrary in this Agreement, except as set forth in the proviso set forth in this Section 8.3(e), in any circumstance in which this Agreement is terminated and Parent is paid the Company Termination Payment from the Company pursuant to this Section 8.2, the Company Termination Payment and, if applicable, the costs and expenses of Parent and Merger Sub pursuant to Section 8.2(d) shall be the sole and exclusive monetary remedy of Parent and Merger Sub against the Company, its subsidiaries, the Company Joint Ventures or any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing (the Company and the foregoing Persons, collectively, the “Company Related Parties”) for any loss or damage suffered as a result of the failure of the Merger or the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral or other representation or warranty made or alleged to have been made in connection herewith or therewith and upon payment of such amounts, the Company shall have no further liability or obligation (and, for the avoidance of doubt, the other Company Related Parties shall have no liability or obligation) relating to or arising out of this Agreement or otherwise or in respect of representations or warranties made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise, except that nothing (i) shall relieve the Company of its obligations under Section 6.7(b) or (ii) limit the rights and remedies of Parent against the Company under the Confidentiality Agreement or the rights of Parent or Merger Sub against the Company in the case of Actual Fraud or Willful Breach.

(f) Notwithstanding anything to the contrary in this Agreement, except as set forth in the proviso set forth in this Section 8.3(f), in any circumstance in which this Agreement is terminated and the Company is paid the Parent Termination Payment or the Regulatory Termination Payment (as applicable) from Parent pursuant to this Section 8.2, the Parent Termination Payment or the Regulatory Termination Payment (as applicable) and, if applicable, the costs and expenses of the Company pursuant to Section 8.2(d) shall be the sole and exclusive monetary remedy of the Company against Parent, Merger Sub or any of their respective former, current or future general or limited partners, stockholders, controlling Persons, managers, members, directors, officers, employees, Affiliates, affiliated (or commonly advised) funds, representatives, agents or any their respective assignees or successors or any former, current or future general or limited partner, stockholder, controlling Person, manager, member, director, officer, employee, Affiliate, affiliated (or commonly advised) fund, representative, agent, assignee or successor of any of the foregoing (Parent, Merger Sub and the foregoing Persons, collectively, the “Parent Related Parties”) for any loss or damage suffered as a result of the failure of the Merger or the other transactions contemplated by this Agreement to be consummated or for a breach of, or failure to perform under, this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any oral representation made or alleged to have been made in connection herewith or therewith and upon payment of such amounts, Parent and Merger Sub shall have no further liability or obligation (and, for the avoidance of doubt, the other Parent Related Parties shall have no liability or obligation) relating to or arising out of this Agreement or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise; except that nothing (i) shall relieve Parent of its obligations under Section 6.7(b) or Section 6.22(c) or (ii) limit the rights and remedies of the Company against Parent under the Confidentiality Agreement or the rights and remedies of the Company against Parent or Merger Sub in the case of Actual Fraud or Willful Breach.

(g) Notwithstanding anything to the contrary contained in this Agreement, and without limiting the Company’s or Parent’s rights under Section 9.12, under no circumstances will the Company or Parent be entitled to monetary damages under this Agreement or in connection with the transactions contemplated hereby from (i) Parent in excess of the amount equal to the Regulatory Termination Payment, plus any costs, expenses, interest and other amounts payable pursuant to Section 6.7(b), Section 6.22(c) and Section 8.2(d), (ii) the Company in excess of the amount equal to the Company Termination Payment, plus any costs, expenses, interest and other amounts payable pursuant to Section 8.2(d), (iii) any Parent Related Parties (other than Parent or Merger Sub) or (iv) any Company Related Parties (other than the Company); provided that nothing in this Agreement shall limit the rights and remedies of the Company, Parent or Merger Sub under Section 9.12 or the Confidentiality Agreement or against a Party in the case of Actual Fraud or Willful Breach.

(h) This Agreement may only be enforced against, and any claims or causes of action that may be based upon or under this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties hereto and, pursuant to, and in accordance with the terms of, the Confidentiality Agreement, the other parties thereto, and no other Company Related Party and no other Parent Related Party shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim against the parties to this Agreement (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Merger or the other transactions contemplated by this Agreement or in respect of any oral representations made or alleged to be made in connection herewith.

SECTION 8.3 Expenses. Except as otherwise specifically provided herein, each Party shall bear its own expenses in connection with this Agreement and the transactions contemplated hereby.

ARTICLE IX

GENERAL PROVISIONS

SECTION 9.1 Non-Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, shall survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Effective Time, (b) those contained in this Article IX and (c) the representations and warranties contained in Sections 3.24, 3.25, 4.25 and 4.26.

SECTION 9.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties may modify or amend this Agreement by written agreement, executed and delivered by duly authorized officers of the respective Parties.

SECTION 9.3 Waiver. At any time prior to the Effective Time, any Party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) subject to the requirements of applicable Law, waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the Party or Parties to be bound thereby and specifically referencing this Agreement. The failure of any Party to assert any rights or remedies shall not constitute a waiver of such rights or remedies, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right or remedy hereunder. For purposes of this Section 9.3, Parent and Merger Sub shall be treated collectively as a single Party.

SECTION 9.4 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt or, with respect to overnight courier, the Business Day following receipt) by delivery in person, by e-mail or by overnight courier to the respective Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

(a)	if to Parent or Merger Sub:

Sunrun Inc.

225 Bush Street, Suite 1400

San Francisco, CA 94105

Attention: Jeanna Steele

        Sundance Banks

Email:       legalnotices@sunrun.com

with an additional copy (which shall not constitute notice) to:

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

Attention: Jamie Leigh

        Ian Nussbaum

Email:       jleigh@cooley.com

     inussbaum@cooley.com

(b)	if to the Company:

Vivint Solar, Inc.

1800 Ashton Boulevard

Lehi, UT 84043

Attention: David Bywater

Email:       david.bywater@vivintsolar.com

with an additional copy (which shall not constitute notice) to:

Vivint Solar, Inc.

1800 Ashton Boulevard

Lehi, UT 84043

Attention: C. Dan Black

Email:       dan.black@vivintsolar.com

and

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention: Elizabeth A. Cooper

                  Brian M. Stadler

Email:       ecooper@stblaw.com

                  bstadler@stblaw.com

and

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attention: Robert G. Day

Email:       rday@wsgr.com

SECTION 9.5 Certain Definitions. For purposes of this Agreement, the term:

(a) “Acceptable Confidentiality Agreement” means an agreement with the Company or Parent that is either (i) in effect as of the execution and delivery of this Agreement or (ii) executed, delivered and effective after the execution and delivery of this Agreement, in either case, that (A) contains confidentiality and use provisions that are no less favorable, and the other provisions contained therein are no less favorable in the aggregate, to the Company or Parent, as applicable, than the terms of the Confidentiality Agreement, (B) contains a “standstill” or similar provision that prohibits the making of a Company Acquisition Proposal or Parent Acquisition Proposal to the applicable Party (other than a Company Acquisition Proposal or Parent Acquisition Proposal to the applicable Party on a confidential, non-public basis) and (B) does not contain any provision (1) granting any exclusive right to negotiate with such counterparty, (2) expressly prohibiting the Company or Parent from satisfying its obligations under this Agreement or (3) requiring the Company or its Affiliates or Parent or its Affiliates, as applicable, to pay or reimburse the counterparty or its Affiliates’ fees, costs or expenses in connection with a Company Acquisition Proposal or Parent Acquisition Proposal, as applicable, other than customary confidentiality agreements relating to fees, costs or expenses for protecting confidential information;

(b) “Actual Fraud” means a knowing and intentional misrepresentation or omission of a material fact with respect to a representation or warranty in this Agreement, that was made with the intention to deceive or mislead another Person, upon which such other Person reasonably relied. “Actual Fraud” does not include any fraud claim based on constructive knowledge, negligent misrepresentation, recklessness or a similar theory;

(c) “Affiliate” means, with respect to any Person, any other Person directly or indirectly, controlling, controlled by, or under common control with, such Person;

(d) “Business Day” means any day on which the principal offices of the SEC in Washington, DC are open to accept filings or, in the case of determining a date when any payment is due, any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York, New York;

(e) “Cash Equity Fund” means each Person listed on Schedule 9.5(e) of the Company Disclosure Letter;

(f) “Cash Equity Investor” means each Person listed on Schedule 9.5(f) of the Company Disclosure Letter;

(g) “Cash Equity Transaction Documents” means the agreements, instruments and other documents set forth on Schedule 9.5(g) of the Company Disclosure Letter, as they may be amended or supplemented from time to time after the date hereof in accordance with the terms of this Agreement;

(h) “Closing VWAP” means the dollar volume-weighted average price, rounded to four decimal points, of shares of Parent Common Stock on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) for the period of the 10 consecutive trading days prior to the date that is two Business Days prior to the Closing;

(i) “Company Debt Facility” means each debt facility listed on Schedule 9.5(i) of the Company Disclosure Letter;

(j) “Company Equity Award” means any Company Option, Company RSU, Company PSU, Company LTIP Award, or other equity or equity-based award issued and outstanding, or authorized to be issued, pursuant to a Company Stock Plan or a Company LTIP Plan, as applicable;

(k) “Company Intervening Event” means an event, fact, development, circumstance or occurrence (but specifically excluding any event, fact, development, circumstance or occurrence relating to any Company Acquisition Proposal, Company Superior Proposal, the market price or trading of shares of Company Common Stock or Parent or its Affiliates) that materially improves the financial condition or results of operation of the Company and its subsidiaries, taken as a whole, and that was not known and was not reasonably foreseeable (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable by the Board of Directors of the Company) to the Board of Directors of the Company, in each case, as of the date hereof, and becomes known to the Board of Directors of the Company after the date of this Agreement.

(l) “Company Intellectual Property” means all Intellectual Property Rights owned or purported to be owned by the Company or any of its subsidiaries.

(m) “Company Joint Venture” shall mean any Joint Venture of the Company or any of its subsidiaries, each Cash Equity Fund and each Tax Equity Fund;

(n) “Company LTIP Award” an award of “LTIP Credits” made pursuant to a Company LTIP Plan;

(o) “Company LTIP Plans” means, collectively, the V Solar Holdings Amended and Restated 2013 Long Term Incentive Pool Plan for District Sales Managers; V Solar Holdings Amended and Restated 2013 Long Term Incentive Pool Plan for Operations Leaders; V Solar Holdings Amended and Restated 2013 Long Term Incentive Pool Plan for Recruiting Regional Sales Managers; V Solar Holdings Amended and Restated 2013 Long Term Incentive Pool Plan for Regional Managers (Technicians); V Solar Holdings Amended and Restated 2013 Long Term Incentive Pool Plan for Regional Sales Managers; and the V Solar Holdings, Inc. Amended and Restated 2013 Long Term Incentive Pool Plan for Sales Managers;

(p) “Company Material Adverse Effect” means any event, fact, development, circumstance, change, effect or occurrence that, individually or in the aggregate with all other events, facts, developments, circumstances changes, effects or occurrences, has had or would reasonably be expected to have a material adverse effect on or with respect to the business, results of operation, assets or financial condition of the Company and its subsidiaries taken as a whole, provided that no events, facts, developments, circumstances, changes, effects or occurrences to the extent relating to, arising out of or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Company Material Adverse Effect: (i) general changes or developments in the economy or the financial, debt, capital, credit or securities markets in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions (including the imposition or adjustment of tariffs), (ii) general changes or developments in the industries in which the Company or its subsidiaries operate, (iii) the execution and delivery of this Agreement or the public announcement of the Merger or other transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, lessors, suppliers, vendors, investors, lenders, partners, contractors or employees of the Company and its subsidiaries (provided, that the foregoing exceptions shall not apply to the representations and warranties set forth in Sections 3.4 and 3.5(a)), or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein, or any action taken or omitted to be taken by the Company at the written request of Parent or Merger Sub, (iv) changes, after the date hereof, of applicable Laws or applicable accounting regulations or principles or interpretation or enforcement thereof, (v) any hurricane, cyclone, tornado, earthquake, flood, tsunami, natural disaster, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions, (vi) any Contagion Event, or any worsening of such matters, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (vii) any change in the price or trading volume of the Company Shares or the credit rating of the Company (provided that, in the case of this clause (vii), the events, facts, developments, circumstances changes, effects or occurrences underlying any such failure or decline may be taken into account in determining whether there has been or reasonably be expected to be a Company Material Adverse Effect to the extent not excluded by another clause of this definition), or (viii) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that, in the case of this clause (viii), the events, facts, developments, circumstances changes, effects or occurrences underlying any such failure or decline may be taken into account in determining whether there has been or reasonably be expected to be a Company Material Adverse Effect to the extent not excluded by another clause of this definition); except (A) in the cases of clauses (i), (ii), (iv) or (v), to the extent that the Company and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which the Company and its subsidiaries operate (in which case, solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or reasonably be expected to be a Company Material Adverse Effect); and (B) in the case of clause (vi), to the extent that the Company and its subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared to other direct-to-home solar companies operating in the states in which the Company and its subsidiaries operate (in which case, solely the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been or reasonably be expected to be a Company Material Adverse Effect); it being agreed, for purposes of this Agreement, that COVID-19 (including Laws and policies effected in connection therewith and actions taken in response or in relation to COVID-19, such Laws and such policies) has not, as of the date of this Agreement, disproportionately affected the Company and its subsidiaries, taken as a whole, compared to other direct-to-home solar companies operating in the states in which the Company and its subsidiaries operate. Notwithstanding anything to the contrary in this Agreement, any event, fact, development, circumstance, change, effect, or occurrence that arises out of a Law, directive, guideline or recommendation promulgated by any Governmental Entity related to COVID-19 shall not be deemed, either alone or in combination, to constitute or contribute to a Company Material Adverse Effect, regardless of whether such effect is materially disproportionate.

(q) “Company Project” means each solar energy and/or energy storage project developed or owned by the Company, one of its subsidiaries or a Company Joint Venture;

(r) “Company Project Financing” means any transaction or series of related transactions pursuant to which the Company or any of its subsidiaries or any Company Joint Venture that is a financing of the Company Projects or components thereof, the revenues generated by the Company Projects or components thereof, the Customer Agreements or Environmental Attributes generated by the Company Projects, in each case, without recourse to the Company other than any recourse pursuant to customary guaranties in support of tax equity transactions entered into by a Company Joint Venture or for the purpose of indemnification of certain bad acts (such as negligence, willful misconduct, or fraud) on the part of a Company Joint Venture, including pursuant to any Cash Equity Transaction Documents, Tax Equity Transaction Documents or Company Debt Facilities;

(s) “Company Stock Plans” means collectively, the V Solar Holdings, Inc. 2013 Omnibus Incentive Plan and the Vivint Solar, Inc. 2014 Equity Incentive Plan, as each may be amended from time to time;

(t) “Company Termination Payment” means $54,000,000;

(u) “Contagion Event” means any contagious disease, epidemic or pandemic (including the COVID-19 pandemic);

(v) “control” (including the terms “controlling”, “controlled”, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities, by contract or otherwise;

(w) “COVID-19 Response” means any workforce reduction, social distancing measure, office closure or safety measure adopted pursuant to any Law, directive, guideline or recommendation promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention, in each case, in response to or in connection with the COVID-19 pandemic.

(x) “Customer Agreement” means a power purchase agreement, lease agreement, or system purchase agreement for the sale of power from, the lease of, or the sale of, respectively, a Company Project;

(y) “Environmental Attributes” means any and all credits, benefits, emissions reductions, offsets, and allowances, howsoever entitled, attributable to a Project, the production of electrical energy from a Project and its displacement of conventional energy generation, including (a) any avoided emissions of pollutants to the air, soil or water such as sulfur oxides (SOx), nitrogen oxides (NOx), carbon monoxide (CO) and other pollutants; (b) any avoided emissions of carbon dioxide (CO2), methane (CH4), nitrous oxide, hydrofluorocarbons, perfluorocarbons, sulfur hexafluoride and other greenhouse gases (GHGs) that have been determined by the United Nations Intergovernmental Panel on Climate Change, or otherwise by law, to contribute to the actual or potential threat of altering the earth’s climate by trapping heat in the atmosphere; and (c) the reporting rights related to these avoided emissions, including the right of a party to report the ownership of accumulated green tags in compliance with federal or state law, if applicable, and to a federal or state agency or any other party, and include green tag reporting rights accruing under Section 1605(b) of The Energy Policy Act of 1992 and any present or future federal, state, or local law, regulation or bill, and international or foreign emissions trading program. Notwithstanding the foregoing, and for the avoidance of doubt, Environmental Attributes shall not include any Renewable Energy Incentives. Without limiting the generality of the foregoing, Environmental Attributes include carbon trading credits, renewable energy credits or certificates, emissions reduction credits, investment credits, emissions allowances, green tags, tradable renewable credits and Green-e® products;

(z) “Exchange Ratio” means 0.55;

(aa) “GAAP” means the generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants

and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession in the United States, in each case, as applicable, as of the time of the relevant financial statements referred to herein;

(bb) “Intellectual Property Rights” means intellectual property rights, whether arising under the laws of the United States or any other jurisdiction, including the following: (i) trade names, trademarks and service marks registered and unregistered, domain names, trade dress rights, and applications including intent to use applications to register any of the foregoing, and all goodwill associated therewith; (ii) rights in inventions (whether patentable or unpatentable), patents, utility models and any statutory rights with respect to the protection of inventions, and all applications for any of the foregoing; (iii) rights in works of authorship, including copyrights (whether registered and unregistered) and applications for registration of any of the foregoing; (iv) rights in trade secrets, know-how, technical data, specifications, research and development information, product roadmaps, customer lists and any other confidential or proprietary information; (v) any other proprietary or intellectual property rights of any kind or nature; and (vi) any similar or equivalent rights to any of the foregoing.

(cc) “Joint Venture” of a person means any person that is not a subsidiary of such first person, in which such first person and/or one or more of its subsidiaries owns directly or indirectly an equity interest, other than equity interests held for passive investment purposes that are less than 5% of each class of the outstanding voting securities or equity interests of such second person;

(dd) “Knowledge” (i) with respect to the Company means the actual knowledge, after reasonable inquiry, of any of the individuals listed in Schedule 9.5(dd) of the Company Disclosure Letter, and (ii) with respect to Parent or Merger Sub means the actual knowledge, after reasonable inquiry, of any of the individuals listed in Schedule 9.5(dd) of the Parent Disclosure Letter;

(ee) “Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any order or decision of an applicable arbitrator or arbitration panel;

(ff) “Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its subsidiaries.

(gg) “Leases” means all leases, subleases, licenses, concessions and other agreements pursuant to which the Company or any of its subsidiaries holds any Leased Real Property.

(hh) “Parent Cash Equity Fund” means each Person listed on Schedule 9.5(hh) of the Parent Disclosure Letter;

(ii) “Parent Credit Facility” means that certain Credit Agreement, dated as of April 1, 2015, among Sunrun Inc., AEE Solar, Inc., Sunrun South LLC and Sunrun Installation Services Inc., as borrowers, Clean Energy Experts, LLC, as a guarantor, KeyBank National Association, as administrative agent, Silicon Valley Bank, as collateral agent, and the lenders from time to time party thereto, as amended, supplemented or otherwise modified from time to time;

(jj) “Parent Customer Agreement” means a power purchase agreement, lease agreement, or system purchase agreement for the sale of power from, the lease of, or the sale of, respectively, a Parent Project;

(kk) “Parent ESPP” means the Parent’s 2015 Employee Stock Purchase Plan, as amended and restated.

(ll) “Parent Equity Award” means any Parent Option, Parent RSU or other equity or equity-based award issued and outstanding, or authorized to be issued, pursuant to a Parent Stock Plan.

(mm) “Parent Intervening Event” means an event, fact, development, circumstance or occurrence (but specifically excluding any event, fact, development, circumstance or occurrence relating to any Parent Acquisition Proposal, Parent Superior Proposal, the market price or trading of shares of Parent Common Stock or the Company or its Affiliates) that materially improves the financial condition or results of operation of Parent and its subsidiaries, taken as a whole, and that was not known and was not reasonably foreseeable (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable by the Board of Directors of Parent) to the Board of Directors of Parent, in each case, as of the date hereof, and becomes known to the Board of Directors of Parent after the date of this Agreement.

(nn) “Parent Joint Venture” means any Joint Venture of Parent or any of its subsidiaries;

(oo) “Parent Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by Parent or any of its subsidiaries.

(pp) “Parent Leases” means all leases, subleases, licenses, concessions and other agreements pursuant to which Parent or any of its subsidiaries holds any Parent Leased Real Property.

(qq) “Parent Material Adverse Effect” means any event, fact, development, circumstance, change, effect or occurrence that, individually or in the aggregate with all other events, facts, developments, circumstances changes, effects or occurrences, has had or would reasonably be expected to have a material adverse effect on or with respect to the business, results of operation, assets or financial condition of Parent and its subsidiaries taken as a whole; provided that no events, facts, developments, circumstances, changes, effects or occurrences to the extent relating to, arising out of or resulting from any of the following shall be deemed, either alone or in combination, to constitute or contribute to a Parent Material Adverse Effect: (i) general changes or developments in the economy or the financial, debt, capital, credit or securities markets in the United States or elsewhere in the world, including as a result of changes in geopolitical conditions (including the imposition or adjustment of tariffs), (ii) general changes or developments in the industries in which Parent or its subsidiaries operate, (iii) the execution and delivery of this Agreement or the public announcement of the Merger or other transactions contemplated hereby, including any impact thereof on relationships, contractual or otherwise, with customers, lessors, suppliers, vendors, investors, lenders, partners, contractors or employees of Parent and its subsidiaries (provided, that the foregoing exceptions shall not apply to the representations and warranties set forth in Sections 4.4 and 4.5(a)), or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein or any action taken or omitted to be taken by Parent at the written request of the Company, (iv) changes, after the date hereof, of applicable Laws or applicable accounting regulations or principles or interpretation or enforcement thereof, (v) any hurricane, cyclone, tornado, earthquake, flood, tsunami, natural disaster, act of God or other comparable events or outbreak or escalation of hostilities or war (whether or not declared), military actions or any act of sabotage or terrorism, or national or international political or social conditions, (vi) any Contagion Event, or any worsening of such matters, or any declaration of martial law, quarantine or similar directive, policy or guidance or Law or other action by any Governmental Entity in response thereto, (vii) any change in the price or trading volume of the shares of Parent Common Stock or the credit rating of the Company (provided that, in the case of this clause (vii), the events, facts, developments, circumstances changes, effects or occurrences underlying any such failure or decline may be taken into account in determining whether there has been or reasonably be expected to be a Parent Material Adverse Effect to the extent not excluded by another clause of this definition), or (viii) any failure by Parent to meet any published analyst estimates or expectations of Parent’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Parent to meet its internal or published projections, budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (provided that, in the case of this clause (viii), the events, facts, developments, circumstances changes, effects or occurrences underlying any such failure or decline may be taken into account in determining whether there has been or reasonably be expected to be a Parent Material Adverse Effect to the extent not excluded by another clause of this definition; except (A) in the cases of clauses (i), (ii), (iv) or (v), to the extent that Parent and its subsidiaries, taken as a whole, are disproportionately affected thereby as compared with other participants in the industries in which Parent and its subsidiaries operate (in which case, solely the incremental disproportionate impact or impacts may be taken into account in determining whether there has been or reasonably be expected to be a Parent Material Adverse Effect); and (B) in the case of clause (vi), to the extent that Parent and its subsidiaries, taken as a whole, are materially disproportionately affected thereby as compared to other direct-to-home solar companies operating in the states in which Parent and its subsidiaries operate (in which case, solely the incremental materially disproportionate impact or impacts may be taken into account in determining whether there has been or reasonably be expected to be a Parent Material Adverse Effect); it being agreed, for purposes of this Agreement, that COVID-19 (including Laws and policies effected in connection therewith and actions taken in response or in relation to COVID-19, such Laws and such policies) has not, as of the date of this Agreement, disproportionately affected Parent and its subsidiaries, taken as a whole, compared to other participants in the industries in which Parent and its subsidiaries operate in the states in which Parent and its subsidiaries operate. Notwithstanding anything to the contrary in this Agreement, any event, fact, development, circumstance, change, effect, or occurrence that arises out of a Law, directive, guideline or recommendation promulgated by any Governmental Entity related to COVID-19 shall not be deemed, either alone or in combination, to constitute or contribute to a Parent Material Adverse Effect, regardless of whether such effect is materially disproportionate.

(rr) “Parent Option” means any outstanding option to purchase shares of Parent Common Stock under the Parent Stock Plans;

(ss) “Parent Permitted Liens” means all (A) Liens permissible under any applicable loan agreements and indentures, (B) statutory liens securing payments not yet delinquent, (C) imperfections or irregularities of title, Liens, easements, rights of way, covenants, conditions or other similar matters or restrictions or exclusions that do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties as currently conducted in any material respect, (D) imperfections or irregularities of title, Liens, easements, rights of way, covenants, conditions or other similar matters or restrictions or exclusions which are matters of public record or which would be shown by a current title report or other similar report and any condition or other matter that may be shown or disclosed by a current and accurate survey or physical inspection of the real property, (E) encumbrances affecting the interest of the grantor or lessor of any easements, leasing or licenses affecting any real property which were not granted by Parent or any of its subsidiaries, (F) Liens for current Taxes or other governmental charges not yet delinquent or for Taxes that are being contested in good faith by appropriate proceeding and for which adequate reserves have been provided in accordance with GAAP, (G) pledges or deposits made in the ordinary course of business to secure obligations under workers’ compensation, unemployment insurance, social security, retirement and similar Laws or similar legislation or to secure public or statutory obligations, (H) mechanics’, carriers’, workmen’s, repairmen’s Liens or other like encumbrances arising or incurred in the ordinary course of business, and statutory or common law Liens or encumbrances to secure landlords, lessors, grantors or renters under leases, licenses, easements or rental agreements, (I) mortgages, or deeds of trust, security interests or other encumbrances on title related to indebtedness reflected on the consolidated financial statements of Parent and (K) Liens set forth on Schedule 9.5(ss) of the Parent Disclosure Letter;

(tt) “Parent Project” means each solar energy and/or energy storage project developed or owned by Parent, one of its subsidiaries or a Parent Joint Venture;

(uu) “Parent RSU” means any outstanding restricted stock unit under the Parent Stock Plans;

(vv) “Parent Stock Plans” means collectively, the Sunrun Inc. 2015 Equity Incentive Plan, Sunrun Inc. 2014 Equity Incentive Plan, Sunrun Inc. 2013 Equity Incentive Plan, Sunrun Inc. Amended and Restated 2008

Equity Incentive Plan and the Mainstream Energy Corporation 2009 Stock Plan, each as amended from time to time;

(ww) “Parent Tax Equity Fund” means each Person listed on Schedule 9.5(ww) of the Parent Disclosure Letter;

(xx) “Parent Tax Equity Fund Investor” means each Person listed on Schedule 9.5(xx) of the Parent Disclosure Letter.

(yy) “Parent Termination Payment” means $107,000,000;

(zz) “Per Share Cash Equivalent” means an amount equal to the Per Share Merger Consideration multiplied by the Closing VWAP;

(aaa) “Person” means an individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, unincorporated organization, other entity or “group” (as defined pursuant to Section 13(d) of the Exchange Act), including, for the avoidance of doubt, any group of Persons;

(bbb) “Replacement RSU Award” means a restricted stock unit award granted under the Parent assumed Vivint Solar, Inc. 2014 Equity Incentive Plan that can be settled in shares of Parent Common Stock.

(ccc) “Regulatory Termination Payment” means $45,000,000;

(ddd) “Renewable Energy Incentive” means: (i) federal, state, or local tax credits or other tax benefits (such as accelerated depreciation) associated with the construction or ownership of, or production or sale of electricity from, a Project, including any energy tax credits under Section 48 of the Code or any successor provision, production tax credits or governmental payments made in lieu of such tax credits or other benefits, (ii) any federal, state or local grants, rebates, subsidized financing or any other subsidy relating to the renewable energy property of the Company or any Project or the output thereof, and/or (iii) any other form of incentive that is not an Environmental Attribute and that is available with respect to the Company or a Project;

(eee) “Section 1603 Grant” means any cash grant obtained with respect to Section 1603 of the American Recovery and Reinvestment Tax Act of 2009, as amended;

(fff) “subsidiary” or “subsidiaries” means, with respect to any Person (a) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of stock or other equity interests of such Person entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof and (b) any partnership, joint venture or limited liability company of which (i) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise and (ii) such Person or any subsidiary of such Person is a controlling general partner or otherwise controls such entity; provided, however, that no Company Joint Venture shall be a “subsidiary” of the Company and no Parent Joint Venture shall be a “subsidiary” of Parent;

(ggg) “Tax Equity Fund” means each Person listed on Schedule 9.5(ggg) of the Company Disclosure Letter;

(hhh) “Tax Equity Investor” means each Person listed on Schedule 9.5(hhh) of the Company Disclosure Letter;

(iii) “Tax Equity Transaction Documents” means the agreements, instruments and other documents set forth on Schedule 9.5(iii) of the Company Disclosure Letter, as they may be amended from time to time;

(jjj) “Third Party” means any Person other than the Parties and their respective Affiliates and Representatives acting on such Party’s behalf or, directly or indirectly, at the such Party’s direction.

(kkk) “Transaction Documents” means, collectively, this Agreement, the Confidentiality Agreement and any other agreement or document contemplated thereby or any document or instrument delivered in connection hereunder or thereunder; and

(lll) “Willful Breach” means with respect to any breaches or failures to perform any of the covenants or other agreements contained in this Agreement, a breach that is a consequence of an act or failure to act undertaken by the breaching Party with actual knowledge that such Party’s act or failure to act would, or would reasonably be expected to, result in or constitute a breach of this Agreement.

SECTION 9.6 Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

SECTION 9.7 Entire Agreement; Assignment. This Agreement (including the Exhibits hereto and the Company Disclosure Letter and the Parent Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the Parties, or any of them, with respect to the subject matter hereof and thereof. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of each of the other Parties, and any assignment without such consent shall be null and void.

SECTION 9.8 Parties in Interest; Measure of Damages. This Agreement shall be binding upon and inure solely to the benefit of each Party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, other than (a) at and after the Effective Time, with respect to the provisions of Section 6.11 and Section 6.21 which shall inure to the benefit of the Persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof and (b) at any time with respect to the provisions of Section 8.2(e), (f), (g) and (h), which shall inure to the benefit of the Persons benefitting therefrom who are intended to be third-party beneficiaries thereof. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance herewith without notice or liability to any other Person. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date. Each of the Company and Parent agrees that the other Party has the right to seek damages in respect of any breach of this Agreement on behalf of their respective equityholders (which each Party acknowledges and agrees may include damages based on a decrease in share value or lost premium).

SECTION 9.9 Governing Law. This Agreement, the Merger and any other matters relating hereto and any disputes relating hereto (in law, contract, tort or otherwise) shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law or conflict of law principles thereof or of any other jurisdiction that would cause the application of any laws of any jurisdiction other than the State of Delaware).

SECTION 9.10 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 9.11 Counterparts. This Agreement may be executed and delivered (including by email transmission, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different Parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 9.12 Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the Parties do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without any requirement for the posting of any bond or other security, this being in addition to any other remedy to which they are entitled at law or in equity. The Parties hereby further acknowledge and agree that prior to the Closing, each of the Company, Parent and Merger Sub shall be entitled to seek specific performance to enforce specifically the terms and provisions of, and to prevent or cure breaches of this Agreement, including Section 6.5, by the Company, Parent or Merger Sub, and to cause the Company, Parent or Merger Sub to consummate the transactions contemplated hereby, including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions in this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either Party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

SECTION 9.13 Jurisdiction. Each of the Parties irrevocably (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of Parent, Merger Sub or the Company in the negotiation, administration, performance and enforcement hereof and thereof, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (d) consents to service being made through the notice procedures set forth in Section 9.4. Each of the Company, Parent and Merger Sub hereby agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 9.4 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each Party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 9.13, that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the Party is entitled pursuant to the final judgment of any court having jurisdiction. Each Party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of Delaware and of the United States of America; provided that each such Party’s consent to jurisdiction and service contained in this Section 9.13 is solely for the purpose referred to in this Section 9.13 and shall not be deemed to be a general submission to said courts or in the State of Delaware other than for such purpose.

SECTION 9.14 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

SECTION 9.15 Interpretation. When reference is made in this Agreement to an Article, Exhibit or Section, such reference shall be to an Article, Exhibit or Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Words of any gender include each other gender and neuter genders and words using the singular or plural number also include the plural or singular number, respectively. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The word “or” shall not be exclusive. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. References to “dollars” or “$” are to United States of America dollars. Any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding Business Day. Each of the Parties has participated in the drafting and negotiating of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the Parties and without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY:
Vivint Solar, Inc.

By:	/s/David Bywater
Name: David Bywater
Title: Chief Executive Officer

[Signature Page—Merger Agreement]

IN WITNESS WHEREOF, the Company, Parent and Merger Sub and have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT:
Sunrun Inc.

By:	/s/Lynn Jurich
Name: Lynn Jurich
Title: Chief Executive Officer

MERGER SUB:
Viking Merger Sub, Inc.

By:	/s/Lynn Jurich
Name: Lynn Jurich
Title: Chief Executive Officer

[Signature Page—Merger Agreement]

Exhibit 3.1

AMENDMENT TO

AMENDED AND RESTATED BYLAWS

OF

SUNRUN INC.

APPROVED BY THE BOARD OF DIRECTORS: JULY 6, 2020

The Amended and Restated Bylaws, as may be amended and/or restated from time to time (the “Bylaws”), of Sunrun Inc., a Delaware corporation (the “Company”), are hereby amended as follows:

1.	Article VIII of the Bylaws is hereby amended in its entirety to read as follows:

ARTICLE VIII – FORUM FOR CERTAIN ACTIONS

8.1 DELAWARE FORUM SELECTION CLAUSE

Unless the corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall in each case be a state or federal court located within the state of Delaware, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this bylaw.

8.2 FEDERAL FORUM SELECTION CLAUSE

Unless the corporation consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the 1933 Act. Any person or entity holding, owning or otherwise acquiring any interest in any security of the corporation shall be deemed to have notice of and consented to the provisions of this section 8.2. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the corporation shall be deemed to have notice of and consented to the provisions of this bylaw.

2.	Except as set forth in this amendment, the Bylaws shall be unaffected hereby and shall remain in full force and effect.

*    *    *    *    *

The undersigned certifies:

That the undersigned is the duly elected and acting Secretary of the Company; and

That the foregoing Amendment to the Bylaws, as duly adopted by the Board of Directors of the Company, together with the Bylaws of the Company presently in effect, constitute the Bylaws of the Company.

IN WITNESS WHEREOF, I have hereunto subscribed my name as of the date first written above.

/s/ Jeanna Steele
Jeanna Steele
Secretary

Exhibit 10.1

EXECUTION VERSION

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of July 6, 2020, is entered into by and among Sunrun Inc., a Delaware corporation (“Parent”), and 313 Acquisition LLC, a Delaware limited liability company (the “Stockholder”).

RECITALS

WHEREAS, concurrently herewith, Vivint Solar, Inc., a Delaware corporation (the “Company”), Parent, Viking Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”; capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, as of the date hereof, the Stockholder is the record and a “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote 69,619,557 shares of Company Common Stock (the “Owned Shares”; the Owned Shares and any additional shares of Company Securities (or any securities convertible into or exercisable or exchangeable for Company Securities) in which the Stockholder acquires record and beneficial ownership after the date hereof, including by purchase, as a result of a stock dividend or distribution, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities but excluding any shares of Company Common Stock required to be Transferred in connection with a Permitted Redemption (as defined herein), the “Covered Shares”);

WHEREAS, (a) the Stockholder is a party to that certain stockholders agreement dated as of October 6, 2014 (as may be amended, supplemented or modified from time to time, the “Stockholders Agreement”), by and among the Company, the Stockholder and the Blackstone Parties (as defined in the Stockholders Agreement) and the other parties listed on the signature pages thereto and (b) as a condition and inducement to the willingness of Parent to enter into the Merger Agreement and this Agreement, the Stockholder and the Blackstone Parties have, solely for the purposes of Section 2.4 of the Stockholders Agreement, irrevocably approved the transactions contemplated by the Merger Agreement (the “Stockholder Consent”), including the Company’s entry into and execution of the Merger Agreement and the consummation of the Merger (subject to the terms and conditions of the Merger Agreement in accordance with the terms thereof);

WHEREAS, as a condition and inducement to the willingness of Parent to enter into the Merger Agreement, the parties hereto are entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Agreement to Vote.

(a) Prior to the Termination Date (as defined herein), the Stockholder, in its capacity as a stockholder of the Company, irrevocably and unconditionally agrees that, at any meeting of the stockholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof, including the Company Stockholders Meeting) and in connection with any written consent of stockholders of the Company or circumstances where the vote of the Company’s stockholders is sought, the Stockholder shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to:

(i) when such meeting is held, appear at such meeting or otherwise cause the Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(ii) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by the Stockholder) in favor of the Merger and the adoption of the Merger Agreement and any other matters necessary or reasonably requested by the Company for consummation of the Merger and the other transactions contemplated by the Merger Agreement; and

(iii) vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Stockholder’s Covered Shares (1) against any Company Acquisition Proposal or any action which is a component of any Company Acquisition Proposal; and (2) against any other action that would reasonably be expected to (A) materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, (B) change the voting rights of any class of capital stock of the Company, (C) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement or otherwise prevent, impede, frustrate or nullify any provision of the Merger Agreement or (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Agreement.

Subject to Section 1(b), the obligations of the Stockholder specified in Section 1 shall apply whether or not the Merger or any action described above is recommended by the Board of Directors of the Company or the Board of Directors of the Company has effected a Company Change of Recommendation.

2

(b) Notwithstanding anything herein to the contrary, in the event of a Company Change of Recommendation made in compliance with the terms of the Merger Agreement:

(i) the aggregate number of shares of Company Common Stock of the Stockholder that shall be considered “Covered Shares” for all purposes of this Agreement shall be automatically modified without any further notice or any action by Parent or the Stockholder to be only 30,516,552 shares of Company Common Stock (the “Committed Covered Shares”), such that the Stockholder shall only be obligated to vote (or execute and return an action by written consent with respect to) the Committed Covered Shares in the manner set forth in Section 1(a) with respect to the Covered Shares after giving effect to such modification; and

(ii) the Stockholder, in its sole discretion, shall be free to Transfer (as defined below), and to vote or cause to be voted, in person or by proxy, all of the remaining Covered Shares in excess of the Committed Covered Shares (the “Excess Covered Shares”) in any manner it may choose.

For the avoidance of doubt, in all events the Committed Covered Shares shall be deemed to be “Covered Shares” for purposes of this Agreement.

2. No Inconsistent Agreements. The Stockholder hereby covenants and agrees that the Stockholder shall not, at any time prior to the Termination Date, (i) enter into any voting agreement or arrangement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (ii) grant or permit the grant of a proxy, power of attorney or other authorization or consent with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (iii) enter into any Contract or other undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement, (iv) take or permit to take any other action that would in any way interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement or (v) approve or consent to any of the foregoing. Any action taken in violation of the foregoing sentence shall be null and void and the Stockholder agrees that any such prohibited action may and shall be enjoined.

3. Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms and (iii) the time this Agreement is terminated upon the mutual written agreement of Parent and the Stockholder (the earliest such date under clause (i), (ii) and (iii) being referred to herein as the “Termination Date”); provided, that the provisions set forth in this Section 3, Section 7 and Sections 10 to 22 shall survive the termination of this Agreement; provided further, nothing herein shall relieve any party hereto of any liability for damages resulting from Willful Breach or actual fraud (as defined under Delaware law) prior to such termination.

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4. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to Parent as to itself as follows, provided, however, that Parent acknowledges and agrees that the Stockholder makes no representations or warranties with respect to any shares of Company Common Stock required to be Transferred in connection with a Permitted Redemption from and after the date of such Transfer:

(a) The Stockholder is a beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) and the only record owner of, and has good, valid and marketable title to, the Covered Shares, free and clear of Liens other than as created by this Agreement or arising in connection with a Permitted Redemption. As of the date hereof, other than the Owned Shares, the Stockholder does not own beneficially or of record any Company Securities (or any securities convertible into Company Securities) or any interest therein.

(b) The Stockholder (i) except as provided in this Agreement, has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Stockholder’s Covered Shares, (ii) has not entered into any voting agreement or arrangement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy, power of attorney or other authorization or consent with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement and (iv) has not entered into any Contract or other undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

(c) The Stockholder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization, and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement and the Stockholder Consent have been duly executed and delivered by the Stockholder and, assuming this Agreement constitutes a legal, valid and binding obligation of the other parties hereto and thereto, constitute a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. The Stockholder has provided to Parent a true and correct excerpt of each provision of the Second Amended and Restated Limited Liability Company Agreement of the Stockholder dated as of September 15, 2019, as amended (the “Stockholder Limited Liability Company Agreement”) that creates a Lien on any Covered Share.

(d) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Stockholder from, or to be given by the Stockholder to, or be made by the Stockholder with, any Governmental Entity in connection with the execution, delivery and performance by the Stockholder of this Agreement, the consummation of the transactions contemplated hereby or the Merger and the other transactions contemplated by the Merger Agreement.

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(e) The execution, delivery and performance of this Agreement and the Stockholder Consent by the Stockholder do not, and the consummation of the transactions contemplated hereby and by the Stockholder Consent, and the Merger and the other transactions contemplated by the Merger Agreement will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation, bylaws or comparable organizational documents of the Stockholder, (ii) with or without notice, lapse of time or both, a breach or violation of a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification, cancellation or acceleration (or the right of modification, cancellation or acceleration) of any obligations under or the creation of a Lien on any of the properties, rights or assets (including the Covered Shares) of the Stockholder pursuant to any Contract binding upon the Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 4(d), under any applicable Law, rule, regulation, order, judgment or decree to which the Stockholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon the Stockholder, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Stockholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

(f) As of the date of this Agreement, there is no Action pending against the Stockholder or, to the knowledge of the Stockholder, threatened against the Stockholder that questions the beneficial or record ownership of the Stockholder’s Owned Shares or the validity of this Agreement, or that could reasonably be expected to prevent or materially delay the Stockholder’s ability to perform its obligations hereunder.

(g) No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Company in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

(h) The Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the Stockholder Consent and the representations, warranties, covenants and other agreements of the Stockholder contained herein.

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5. Certain Covenants of the Stockholder. Except in accordance with the terms of this Agreement, the Stockholder hereby covenants and agrees as follows:

(a) No Solicitation. Prior to the Termination Date, the Stockholder shall not, shall cause its subsidiaries and its and its subsidiaries’ respective Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate any inquiries with respect to, or the making of, or that could reasonably be expected to lead to, any Company Acquisition Proposal, (ii) engage in any negotiations or discussions with any Third Party concerning any Company Acquisition Proposal, or provide access to its properties, books and records or any confidential or nonpublic information or data to any Third Party relating to the Company, any of its subsidiaries, any of the Company Joint Ventures, any Company Project or the Stockholder, or have or participate in any discussions with any Third Party, in connection with any of the foregoing, (iii) approve, authorize or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) in connection with or relating to any Company Acquisition Proposal (other than an Acceptable Confidentiality Agreement). The Stockholder also agrees that, immediately following the execution of this Agreement, it shall (and shall use reasonable best efforts to cause each of its subsidiaries and its and their Representatives to) immediately (1) cease any solicitations, discussions or negotiations with any Third Party in connection with a Company Acquisition Proposal or any potential Company Acquisition Proposal and (2) terminate each Third Party’s access to any physical or electronic data rooms relating to any potential Company Acquisition Proposal. The Stockholder also agrees that following the execution of this Agreement it will promptly request each Third Party that has prior to the date hereof executed a confidentiality agreement that is currently in effect in connection with a Company Acquisition Proposal or potential Company Acquisition Proposal to return or destroy all confidential information furnished to such Third Party by or on behalf of it or any of its subsidiaries prior to the date hereof. The Stockholder shall promptly (and in any event within one Business Day after the Stockholder’s knowledge of any such event) notify Parent of the receipt of (A) any Company Acquisition Proposal after the execution of this Agreement, (B) any inquiry, proposal, offer or request for information with respect to, or that could reasonably be expected to result in or lead to, a Company Acquisition Proposal, or (C) any discussions or negotiations sought to be initiated or continued with the Stockholder, the Company, any of its subsidiaries or its or their Representatives concerning a Company Acquisition Proposal, which notice shall include a summary of the material terms of, and the identity of the Third Party making, such Company Acquisition Proposal, inquiry, offer, proposal or request for information and an unredacted copy of any Company Acquisition Proposal, inquiry, offer, proposal or request for information (including any proposed transaction agreements (including any drafts thereof and all schedules and exhibits thereto) relating to any Company Acquisition Proposal) made in writing (including electronically) and a summary of terms and conditions of any Company Acquisition Proposal, inquiry, offer, proposal or request for information not made in writing. Notwithstanding anything in this Agreement to the contrary, (x) the Stockholder (in its capacity as such) shall not be responsible for the actions of the Company or its Board of Directors (or any Committee thereof), any Affiliate of the Company (other than the Stockholder), or any officers, directors (in their capacity as such), employees and Representatives of any of the foregoing (the “Company Related Parties”), including with respect to any of the matters contemplated by this Section 5(a), (y) the Stockholder (in its capacity as such) makes no representations or warranties with respect to the actions of any of the Company Related Parties, and (z) any

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breach by the Company of its obligations under Section 6.1(a) of the Merger Agreement shall not be considered a breach of this Section 5(a) (it being understood for the avoidance of doubt that the Stockholder shall remain responsible for any breach by it or its Representatives (other than any such Representative that is a Company Related Party) of this Section 5(a)).

(b) Transfer of the Covered Shares.

(i) The Stockholder hereby agrees not to, directly or indirectly, (1) sell, transfer, pledge, encumber, assign, hedge, swap, convert, gift-over or otherwise dispose of (including by sale, merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by liquidation or dissolution, by dividend or distribution, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any Contract, option or other agreement, arrangement or understanding with respect to the Transfer of any of the Stockholder’s Covered Shares or (2) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement, provided, however, that (A) from and after the date of the Company Stockholders Meeting at which the Company Requisite Vote is obtained, the Stockholder and its Affiliates shall be permitted to Transfer (and enter into any Contract or option with respect to any such Transfer) all or a portion of the Covered Shares on any two (2) days during any calendar month, provided, that any such Transfers are executed at a price equal to or in excess of the lesser of (A) fifteen dollars ($15.00) per share of Company Common Stock and (B) ninety-six percent (96%) of the most recent closing price of the Company Common Stock on the securities exchange or market on which the Company Common Stock is then listed or quoted; provided, further, that Parent shall not be required to take any actions in order to facilitate any such Transfer (such shares of Company Common Stock Transferred from time to time, the “Transferable Amount”) and (B) nothing herein shall prohibit a Transfer (x) up to 1,849,347 shares of Company Common Stock in the aggregate pursuant to Section 5.5 of the Stockholder Limited Liability Company Agreement (each, a “Permitted Redemption”) or (y) to an Affiliate of the Stockholder on the Closing Date (but prior to the Effective Time), in connection with a distribution-in-kind of shares of Company Common Stock pursuant to Section 5.5(e) of the Stockholder Limited Liability Company Agreement (a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Parent, to assume all of the obligations of the Stockholder under, and be bound by all of the terms of, this Agreement. Any Transfer in violation of this Section 5(b) with respect to the Stockholder’s Covered Shares shall be null and void and the Stockholder agrees that any such prohibited Transfer may and shall be enjoined.

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(ii) In furtherance of this Agreement, Parent may, on the Stockholder’s behalf, promptly after the date hereof, cause the Company to enter, or cause the Company’s transfer agent to enter, a stop transfer order with respect to all of the Stockholder’s Covered Shares with respect to any Transfer not permitted hereunder and to include the following legend on any share certificates for the Stockholder’s Covered Shares: “THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN VOTING AND TRANSFER RESTRICTIONS PURSUANT TO THAT CERTAIN SUPPORT AGREEMENT, DATED AS OF JULY 6, 2020, BY AND BETWEEN SUNRUN INC., A DELAWARE CORPORATION, AND 313 ACQUISITION LLC, A DELAWARE LIMITED LIABILITY COMPANY. ANY TRANSFER OF SUCH SHARES OF STOCK IN VIOLATION OF THE TERMS AND PROVISIONS OF SUCH SUPPORT AGREEMENT SHALL BE NULL AND VOID AND HAVE NO FORCE OR EFFECT WHATSOEVER.” The delivery of such securities by the delivering party shall not in any way affect such party’s rights with respect to such securities. Notwithstanding the foregoing, in connection with any Transfer of Transferable Amounts from time to time in accordance with Section 5(b)(i)(A), the Company shall be permitted to instruct its transfer agent to lift the stop transfer order with respect to a number of the Stockholder’s shares of Company Common Stock equal to the Transferable Amount (and remove any restrictive legend on such shares).

(iii) In the event that the Stockholder intends to undertake a Permitted Transfer of any of the Stockholder’s Covered Shares, the Stockholder shall provide notice thereof to Parent and, if the written agreement to be entered into by the transferee agreeing to be bound by this Agreement pursuant to Section 5(b) hereof is reasonably satisfactory to Parent, the Company shall be permitted to instruct its transfer agent to, (i) lift any stop transfer order in respect of the Stockholder’s Covered Shares to be so Transferred in order to effect such Permitted Transfer and (ii) re-enter any stop transfer order in respect of the Stockholder’s Covered Shares to be so Transferred upon completion of the Permitted Transfer.

(c) Other Actions.

(i) The Stockholder agrees that it shall not, and shall cause each of its Affiliates not to, become a member of a “group” (as that term is used in Section 13(d) of the Exchange Act) that it is not currently a part of and that has been disclosed in a filing on Schedule 13D prior to the date hereof (other than as a result of entering into this Agreement) with respect to any Covered Shares or other Company Securities for the purpose of opposing or competing with the transactions contemplated by the Merger Agreement.

(ii) The Stockholder hereby authorizes Parent to maintain a copy of this Agreement at either the executive office or the registered office of Parent.

(iii) The Stockholder will not, and agrees to cause the Blackstone Parties not to, amend, alter, waive, terminate, modify or rescind the Stockholder Consent, provided, that the foregoing shall in no way limit the Stockholder’s or the Blackstone Parties’ rights with respect to the Excess Covered Shares, including, but not limited to, the adoption any resolutions, consents or other approvals in favor of a transaction other than the transactions contemplated by the Merger Agreement.

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6. Further Assurances. From time to time, at Parent’s request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement. The Stockholder further irrevocably and unconditionally agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Parent or any of their respective successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement or the consummation of the transactions contemplated hereby and thereby, including any action (i) challenging the validity of, or seeking to enjoin the operation of, any provision of the Merger Agreement or this Agreement or (ii) alleging breach of any fiduciary duty of any Person in connection with the negotiation and entry into the Merger Agreement, this Agreement or the transactions contemplated hereby or thereby.

7. Public Announcements; Disclosure. The Stockholder shall not, and shall cause its Representatives not to, directly or indirectly, make any press release, public announcement or other public communication in respect of this Agreement or the Merger Agreement or any of the transactions contemplated hereby and thereby without the prior written consent of Parent, except as required by applicable federal securities Laws; provided, that the foregoing limitations shall not apply following any Company Change of Recommendation. The Stockholder hereby (i) authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the SEC (including in the Joint Proxy Statement and the Registration Statement) the Stockholder’s identity and ownership of the Covered Shares, the nature of the Stockholder’s obligations under this Agreement and any other information that Parent or the Company determines to be necessary in any SEC disclosure document and (ii) agrees as promptly as practicable to notify Parent and the Company of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such disclosure document.

8. Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in Parent’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like between the date of this Agreement and the Effective Time, the terms “Owned Shares”, “Covered Shares”, “Committed Covered Shares”, “Permitted Redemption” and “Transferable Amount” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction, in each case subject to Section 1(b) hereof.

9. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by Parent and the Stockholder.

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10. Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

11. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail, by overnight courier or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice made pursuant to this Section 11):

if to the Stockholder, to it at:

The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Attention: Peter Wallace

Email: wallace@blackstone.com

with a copy (which shall not constitute notice) to:

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention: Christopher Machera

Email: chris.machera@weil.com

if to Parent, to it at:

Sunrun Inc.

225 Bush Street, Suite 1400

San Francisco, CA 94104

Attention:   Jeanna Steele

                   Sundance Banks

Email:         legalnotices@sunrun.com

with a copy (which shall not constitute notice) to:

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

Facsimile: (415) 693-2222

Telephone: (415) 693-2190

Email: jleigh@cooley.com; inussbaum@cooley.com

Attention: Jamie Leigh; Ian Nussbaum

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12. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares of the Stockholder shall remain vested in and belong to the Stockholder, and Parent shall have no authority to direct the Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

13. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof. Each of the parties hereto hereby acknowledges and agrees, on behalf of itself, its Affiliates and each of their respective Representatives, that, in connection with such party’s entry into this Agreement and agreement to consummate the transactions contemplated hereby, neither such party nor any of its Affiliates or any of their respective Representatives has relied on any representations or warranties except for the representations and warranties of the Stockholder expressly set forth in Section 4 of this Agreement.

14. No Third-Party Beneficiaries. The Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of Parent in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto; provided, however, that the Company shall be a third-party beneficiary of Section 7 of this Agreement.

15. Governing Law and Venue; Service of Process; Waiver of Jury Trial.

(a) This Agreement and any disputes relating hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law or conflict of law principles thereof or of any other jurisdiction that would cause the application of any laws of any jurisdiction other than the State of Delaware).

(b) Each of the parties hereto irrevocably (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of Parent or the Stockholder in the negotiation, administration, performance and enforcement hereof and thereof, (ii) agrees that it will not attempt to

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deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (iv) consents to service being made through the notice procedures set forth in Section 11. Each party hereto agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 11 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 15(b), that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of Delaware and of the United States of America; provided that each such party’s consent to jurisdiction and service contained in this Section 15(b) is solely for the purpose referred to in this Section 15(b) and shall not be deemed to be a general submission to said courts or in the State of Delaware other than for such purpose.

(c) EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF PARENT OR THE STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

16. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other party, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

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17. Enforcement. The parties hereto agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including the Stockholder’s obligations to vote its Covered Shares as provided in this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without any requirement for the posting of security, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

18. Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

19. Counterparts. This Agreement may be executed and delivered (including by email transmission, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

20. Interpretation and Construction. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Words of any gender include each other gender and neuter genders and words using the singular or plural number also include the plural or singular number, respectively. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The word “or” shall not be exclusive. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. Any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding Business Day. Each of the parties hereto has participated in the drafting and negotiating of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the parties hereto and without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

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21. Capacity as a Stockholder. Notwithstanding anything herein to the contrary, the Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of the Company, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions (including the exercise of fiduciary duties) in accordance with applicable Law of any Affiliate, employee or designee of the Stockholder or any of its Affiliates in his or her capacity, if applicable, as an officer or director of the Company or any other Person.

22. Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

SUNRUN INC.

By:	/s/ Lynn Jurich
	Name:	Lynn Jurich
	Title:	Chief Executive Officer

[Signature Page to Support Agreement]

313 ACQUISITION LLC

By:	/s/ Peter Wallace
	Name:	Peter Wallace
	Title:	Senior Managing Director

[Signature Page to Support Agreement]

Exhibit 10.2

Execution Version

SUPPORT AGREEMENT

This Support Agreement (this “Agreement”), dated as of July 6, 2020, is entered into by and between Vivint Solar, Inc., a Delaware corporation (“Company”), and Tiger Global Investments, L.P. and Tiger Global Long Opportunities Master Fund, L.P. (collectively, the “Stockholder”).

RECITALS

WHEREAS, concurrently herewith, the Company, Sunrun Inc., a Delaware corporation (“Parent”), and Viking Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), are entering into an Agreement and Plan of Merger dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”; capitalized terms used but not otherwise defined in this Agreement shall have the meanings ascribed to them in the Merger Agreement), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, as of the date hereof, the Stockholder is the record and a “beneficial owner” (as used within this Agreement, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of and is entitled to dispose of and vote 29,773,257 shares of Parent Common Stock (the “Owned Shares”; the Owned Shares and any additional shares of Parent Securities (or any securities convertible into or exercisable or exchangeable for Parent Securities) in which the Stockholder acquires record and beneficial ownership after the date hereof and up to and including the record date for the Parent Stockholders Meeting (including any additional record dates established for any postponements of such meeting), including by purchase, as a result of a stock dividend or distribution, stock split, recapitalization, combination, reclassification, exchange or change of such shares, or upon exercise or conversion of any securities, the “Covered Shares”);

WHEREAS, as a condition and inducement to the willingness of the Company to enter into the Merger Agreement, the parties hereto are entering into this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1. Agreement to Vote. Prior to the Termination Date (as defined herein), the Stockholder, in its capacity as a stockholder of Parent, irrevocably and unconditionally agrees that, at any meeting of the stockholders of Parent (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof, including the Parent Stockholders Meeting) and in connection with any written consent of stockholders of Parent or circumstances where the vote of Parent’s stockholders is sought, the Stockholder shall, and shall cause any other holder of record of any of the Stockholder’s Covered Shares to:

(a) when such meeting is held, appear at such meeting or otherwise cause the Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum;

(b) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Stockholder’s Covered Shares owned as of the record date for such meeting (or the date that any written consent is executed by the Stockholder) in favor of the issuance of shares of Parent Common Stock in connection with the Merger and any other matters necessary or presented or proposed for consummation of the Merger and the other transactions contemplated by the Merger Agreement; and

(c) vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Stockholder’s Covered Shares (1) against any Parent Acquisition Proposal or any action which is a component of any Parent Acquisition Proposal; and (2) against any other action that would reasonably be expected to (A) materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the other transactions contemplated by the Merger Agreement, (B) change the voting rights of any class of capital stock of Parent, (C) result in a breach of any covenant, representation or warranty or other obligation or agreement of Parent under the Merger Agreement or otherwise prevent, impede, frustrate or nullify any provision of the Merger Agreement or (D) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Agreement.

The obligations of the Stockholder specified in this Section 1 shall apply whether or not the Merger or any action described above is recommended by the Board of Directors of Parent or the Board of Directors of Parent has effected a Parent Change of Recommendation.

2. No Inconsistent Agreements. The Stockholder covenants and agrees that the Stockholder shall not, at any time prior to the Termination Date, (i) enter into any voting agreement or arrangement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (ii) grant or permit the grant of a proxy, power of attorney or other authorization or consent with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (iii) enter into any Contract or other undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement, (iv) take or permit to take any other action that would in any way interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement or (v) knowingly approve or consent to any of the foregoing. Any action taken in violation of the foregoing sentence shall be null and void and the Stockholder agrees that any such prohibited action may and shall be enjoined.

3. Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) the date of any modification, waiver or amendment to the Merger Agreement effected without the Stockholder’s consent that increases the exchange ratio or changes the form of consideration payable to all of the stockholders of the Company pursuant to the terms of the Merger

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Agreement as in effect on the date of this Agreement, (iv) fifteen months from the date hereof and (v) the time this Agreement is terminated upon the mutual written agreement of the Company and the Stockholder (the earliest such date under clause (i), (ii), (iii), (iv) and (v) being referred to herein as the “Termination Date”); provided, that the provisions set forth in this Section 3, Section 7 and Sections 10 to 22 shall survive the termination of this Agreement; provided further, nothing herein shall relieve any party hereto of any liability for damages resulting from Willful Breach or Actual Fraud prior to such termination.

4. Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company as to itself as follows:

(a) The Stockholder is a beneficial owner and the only record owner of, and has good, valid and marketable title to, the Covered Shares, free and clear of Liens other than as created by this Agreement. As of the date hereof, other than the Owned Shares, the Stockholder does not own beneficially or of record any Parent Securities (or any securities convertible into Parent Securities) or any interest therein.

(b) The Stockholder (i) except as provided in this Agreement, has full voting power, full power of disposition and full power to issue instructions with respect to the matters set forth herein, in each case, with respect to the Stockholder’s Covered Shares, (ii) has not entered into any voting agreement or arrangement or voting trust with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement, (iii) has not granted a proxy, power of attorney or other authorization or consent with respect to any of the Stockholder’s Covered Shares that is inconsistent with the Stockholder’s obligations pursuant to this Agreement and (iv) has not entered into any Contract or other undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

(c) The Stockholder (i) is a legal entity duly organized, validly existing and, to the extent such concept is applicable, in good standing under the Laws of the jurisdiction of its organization, and (ii) has all requisite corporate or other power and authority and has taken all corporate or other action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Stockholder and, assuming this Agreement constitutes a legal, valid and binding obligation of the other parties hereto, constitutes a valid and binding agreement of the Stockholder enforceable against the Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

(d) Other than the filings, notices and reports pursuant to, in compliance with or required to be made under the Exchange Act, no filings, notices, reports, consents, registrations, approvals, permits, waivers, expirations of waiting periods or authorizations are required to be obtained by the Stockholder from, or to be given by the Stockholder to, or be made by the Stockholder with, any Governmental Entity in connection with the execution, delivery and performance by the Stockholder of this Agreement.

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(e) The execution, delivery and performance of this Agreement by the Stockholder does not and will not constitute or result in (i) a breach or violation of, or a default under, the limited liability company agreement or similar governing documents of the Stockholder, (ii) with or without notice, lapse of time or both, a breach or violation of a termination (or right of termination) of or a default under, the loss of any benefit under, the creation, modification, cancellation or acceleration (or the right of modification, cancellation or acceleration) of any obligations under or the creation of a Lien on any of the properties, rights or assets (including the Covered Shares) of the Stockholder pursuant to any Contract binding upon the Stockholder or, assuming (solely with respect to performance of this Agreement and the transactions contemplated hereby), compliance with the matters referred to in Section 4(d), under any applicable Law, rule, regulation, order, judgment or decree to which the Stockholder is subject or (iii) any change in the rights or obligations of any party under any Contract legally binding upon the Stockholder, except, in the case of clause (ii) or (iii) directly above, for any such breach, violation, termination, default, creation, acceleration or change that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the Stockholder’s ability to perform its obligations hereunder or to consummate the transactions contemplated hereby, the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

(f) As of the date of this Agreement, there is no action pending against the Stockholder or, to the knowledge of the Stockholder, threatened against the Stockholder that questions the beneficial or record ownership of the Stockholder’s Owned Shares or the validity of this Agreement, or that could reasonably be expected to prevent or materially delay the Stockholder’s ability to perform its obligations hereunder.

(g) No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from the Company in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Stockholder.

(h) The Stockholder understands and acknowledges that the Company is entering into the Merger Agreement in reliance upon the Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and other agreements of the Stockholder contained herein.

5. Certain Covenants of the Stockholder. Except in accordance with the terms of this Agreement, the Stockholder covenants and agrees as follows:

(a) No Solicitation. Prior to the Termination Date, the Stockholder shall not, shall cause its subsidiaries and its and its subsidiaries’ respective officers, members, directors, employees, accountants, financial and tax advisers, legal counsel and any other representatives engaged by the Stockholder or any of its Affiliates to assist the Stockholder in connection with this Agreement, the Merger Agreement or the Merger (“Representatives”) not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate any inquiries with respect to, or the making of, or that could reasonably be expected to lead to, any Parent Acquisition Proposal, (ii) engage in any

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negotiations or discussions with any Third Party concerning any Parent Acquisition Proposal, or provide access to its properties, books and records or any confidential or nonpublic information or data to any Third Party relating to the Parent or any of its subsidiaries, any of the Parent Joint Ventures or the Stockholder, or have or participate in any discussions with any Third Party, in connection with any of the foregoing, (iii) approve, authorize or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) in connection with or relating to any Parent Acquisition Proposal (other than an Acceptable Confidentiality Agreement). The Stockholder also agrees that, immediately following the execution of this Agreement, it shall (and shall use reasonable best efforts to cause each of its subsidiaries and its and their Representatives to) immediately (1) cease any solicitations, discussions or negotiations with any Third Party in connection with a Parent Acquisition Proposal or any potential Parent Acquisition Proposal and (2) terminate each Third Party’s access to any physical or electronic data rooms relating to any potential Parent Acquisition Proposal. The Stockholder also agrees that following the execution of this Agreement it will promptly request each Third Party that has prior to the date hereof executed a confidentiality agreement that is currently in effect in connection a Parent Acquisition Proposal or potential Parent Acquisition Proposal to return or destroy all confidential information furnished to such Third Party by or on behalf of it or any of its subsidiaries prior to the date hereof. The Stockholder shall promptly notify the Company of the receipt of (A) any Parent Acquisition Proposal after the execution of this Agreement, (B) any inquiry, proposal, offer or request for information with respect to, or that could reasonably be expected to result in, or lead to, a Parent Acquisition Proposal, or (C) any discussions or negotiations sought to be initiated or continued with the Stockholder, Parent, any of its subsidiaries or its or their Representatives concerning a Parent Acquisition Proposal, which notice shall include a summary of the material terms and conditions of any such proposal or offer regarding a Parent Acquisition Proposal, including any financial and other terms thereof, in each case including any modifications thereto. Notwithstanding anything in this Agreement to the contrary, (x) the Stockholder (in its capacity as such) shall not be responsible for the actions of Parent or its Board of Directors (or any Committee thereof), any Affiliate of Parent (other than the Stockholder), or any officers, directors (in their capacity as such), employees and Representatives of any of the foregoing (the “Parent Related Parties”), including with respect to any of the matters contemplated by this Section 5(a), (y) the Stockholder (in its capacity as such) makes no representations or warranties with respect to the actions of any of the Parent Related Parties, and (z) any breach by Parent of its obligations under Section 6.2(a) of the Merger Agreement shall not be considered a breach of this Section 5(a) (it being understood for the avoidance of doubt that the Stockholder shall remain responsible for any breach by it or its Representatives (other than any such Representative that is a Parent Related Party) of this Section 5(a)).

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(b) Transfer of the Covered Shares.

(i) Before the receipt of the Parent Requisite Vote, the Stockholder hereby agrees not to, directly or indirectly, (i) sell, transfer, pledge, encumber, assign, hedge, swap, convert, gift-over or otherwise dispose of (including by sale, merger (including by conversion into securities or other consideration), by tendering into any tender or exchange offer, by testamentary disposition, by liquidation or dissolution, by dividend or distribution, by operation of Law or otherwise), either voluntarily or involuntarily (collectively, “Transfer”), or enter into any Contract, option or other agreement, arrangement or understanding with respect to the Transfer of any of the Stockholder’s Covered Shares or (ii) take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing or disabling the Stockholder from performing its obligations under this Agreement, provided, however, that nothing herein shall prohibit a Transfer to an Affiliate of the Stockholder (any such Transfer occurring before the receipt of the Parent Requisite Vote, a “Permitted Transfer”); provided, further, that any Permitted Transfer shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to the Company, to assume all of the obligations of the Stockholder under, and be bound by all of the terms of, this Agreement. For the avoidance of doubt, nothing in this Agreement will restrict the Stockholder from Transferring any shares of Parent Common Stock following the conclusion of the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the issuance of Parent Common Stock in connection with the Merger was taken, regardless of the outcome of such vote. Any Transfer in violation of this Section 5(b) with respect to the Stockholder’s Covered Shares shall be null and void and the Stockholder agrees that any such prohibited Transfer may and shall be enjoined.

(ii) In furtherance of this Agreement, the Stockholder hereby authorizes Parent (and the Company to direct Parent), promptly after the date hereof, to enter, or cause its transfer agent to enter, a stop transfer order with respect to all of the Stockholder’s Covered Shares with respect to any Transfer not permitted hereunder; provided Parent or its counsel further notifies Parent’s transfer agent to lift and vacate the stop transfer order with respect to the Covered Shares following the conclusion of the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the issuance of Parent Common Stock in connection with the Merger was taken, regardless of the outcome of such vote.

(iii) In the event that the Stockholder intends to undertake a Permitted Transfer of any of the Stockholder’s Covered Shares, the Stockholder shall provide notice thereof to the Company and, if the written agreement to be entered into by the transferee agreeing to be bound by this Agreement pursuant to Section 5(b) hereof is reasonably satisfactory to the Company, shall authorize Parent to, or authorize Parent to instruct its transfer agent to, (i) lift any stop transfer order in respect of the Stockholder’s Covered Shares to be so Transferred in order to effect such Permitted Transfer and (ii) re-enter any stop transfer order in respect of the Stockholder’s Covered Shares to be so Transferred upon completion

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of the Permitted Transfer; provided Parent or its counsel further notifies Parent’s transfer agent to lift and vacate the stop transfer order with respect to the Covered Shares following the conclusion of the Parent Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which a vote on the issuance of Parent Common Stock in connection with the Merger was taken, regardless of the outcome of such vote.

(c) Other Actions. The Stockholder hereby authorizes Parent to maintain a copy of this Agreement at either the executive office or the registered office of Parent.

6. Further Assurances. From time to time, at the Company’s request and without further consideration, the Stockholder shall execute and deliver such additional documents and take all such further action as may be reasonably necessary or reasonably requested to effect the actions and consummate the transactions contemplated by this Agreement. The Stockholder further irrevocably and unconditionally agrees not to commence or participate in, and to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against the Company, Parent or any of their respective successors and assigns relating to the negotiation, execution or delivery of this Agreement, the Merger Agreement or the consummation of the transactions contemplated hereby and thereby, including any action (i) challenging the validity of, or seeking to enjoin the operation of, any provision of the Merger Agreement or this Agreement or (ii) alleging breach of any fiduciary duty of any Person in connection with the negotiation and entry into the Merger Agreement, this Agreement or the transactions contemplated hereby or thereby.

7. Public Announcements; Disclosure. The Stockholder shall not, and shall cause its Representatives not to, directly or indirectly, make any press release, public announcement or other public communication in respect of this Agreement or the Merger Agreement or any of the transactions contemplated hereby and thereby without the prior written consent of the Company, except as required by applicable federal securities Laws; provided, that the foregoing limitations shall not apply following any Parent Change of Recommendation. The Stockholder hereby (i) authorizes Parent and the Company to publish and disclose in any announcement or disclosure required by the SEC (including in the Joint Proxy Statement and the Registration Statement) the Stockholder’s identity and ownership of the Covered Shares, the nature of the Stockholder’s obligations under this Agreement and any other information that Parent or the Company determines to be necessary in any SEC disclosure document and (ii) agrees as promptly as practicable to notify Parent and the Company of any required corrections with respect to any written information supplied by the Stockholder specifically for use in any such disclosure document.

8. Changes in Capital Stock. In the event of a stock split, stock dividend or distribution, or any change in Parent’s capital stock by reason of any split-up, reverse stock split, recapitalization, combination, reclassification, exchange of shares or the like between the date of this Agreement and the Effective Time, the terms “Owned Shares” and “Covered Shares” shall be deemed to refer to and include such shares as well as all such stock dividends and distributions and any securities into which or for which any or all of such shares may be changed or exchanged or which are received in such transaction.

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9. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by the Company and the Stockholder.

10. Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

11. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail, by overnight courier or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified by like notice made pursuant to this Section 11):

if to the Stockholder, to it at:

c/o Tiger Global Management, LLC

9 West 57th Street, 35th Floor

New York, NY 10019

Attention:   Steven Boyd, General Counsel

Email:         sboyd@tigerglobal.com

with a copy (which shall not constitute notice) to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention:   Eleazer Klein, Esq.

Email:         eleazer.klein@srz.com

if to the Company, to it at:

Vivint Solar, Inc.

1800 Ashton Boulevard

Lehi, UT 84043

Attention:   David Bywater

Email:         david.bywater@vivintsolar.com

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with copies (which shall not constitute notice) to:

Vivint Solar, Inc.

1800 Ashton Boulevard

Lehi, UT 84043

Attention:   C. Dan Black

Email:         dan.black@vivintsolar.com

and

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:   Elizabeth A. Cooper

                   Brian M. Stadler

Email:         ecooper@stblaw.com

                   bstadler@stblaw.com

and

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attention:   Robert G. Day

Email:         rday@wsgr.com

12. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in the Company any direct or indirect ownership or incidence of ownership of or with respect to the Covered Shares. All rights, ownership and economic benefits of and relating to the Covered Shares of the Stockholder shall remain vested in and belong to the Stockholder, and the Company shall have no authority to direct the Stockholder in the voting or disposition of any of the Covered Shares, except as otherwise provided herein.

13. Entire Agreement. This Agreement constitutes the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof and thereof. Each of the parties hereto hereby acknowledges and agrees, on behalf of itself, its Affiliates and each of their respective Representatives, that, in connection with such party’s entry into this Agreement, neither such party nor any of its Affiliates or any of their respective Representatives has relied on any representations or warranties except for the representations and warranties of the Stockholder expressly set forth in Section 4 of this Agreement.

14. No Third-Party Beneficiaries. The Stockholder hereby agrees that its representations, warranties and covenants set forth herein are solely for the benefit of the Company in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth

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herein, and the parties hereto hereby further agree that this Agreement may only be enforced against, and any Action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against, the Persons expressly named as parties hereto; provided, however, that Parent shall be a third-party beneficiary of Section 7 of this Agreement.

15. Governing Law and Venue; Service of Process; Waiver of Jury Trial.

(a) This Agreement and any disputes relating hereto shall be governed by, and construed in accordance with, the laws of the State of Delaware (without giving effect to choice of law or conflict of law principles thereof or of any other jurisdiction that would cause the application of any laws of any jurisdiction other than the State of Delaware).

(b) Each of the parties hereto irrevocably (i) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (unless the Delaware Court of Chancery shall decline to accept jurisdiction over a particular matter, in which case, in any Delaware state or federal court within the State of Delaware), in connection with any matter based upon or arising out of this Agreement or any of the transactions contemplated by this Agreement or the actions of the Company or the Stockholder in the negotiation, administration, performance and enforcement hereof and thereof, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above, and (iv) consents to service being made through the notice procedures set forth in Section 11. Each party hereto agrees that service of any process, summons, notice or document by U.S. registered mail to the respective addresses set forth in Section 11 shall be effective service of process for any suit or proceeding in connection with this Agreement or the transactions contemplated hereby. Each party hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve process in accordance with this Section 15(b), that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and to the fullest extent permitted by applicable Law, that the suit, action or proceeding in any such court is brought in an inconvenient forum, that the venue of such suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or thereof, may not be enforced in or by such courts and further irrevocably waives, to the fullest extent permitted by applicable Law, the benefit of any defense that would hinder, fetter or delay the levy, execution or collection of any amount to which the party is entitled pursuant to the final judgment of any court having jurisdiction. Each party expressly acknowledges that the foregoing waiver is intended to be irrevocable under the Laws of the State of Delaware and of the United States of America; provided that each such party’s consent to jurisdiction and service contained in this Section 15(b) is solely for the purpose referred to in this Section 15(b) and shall not be deemed to be a general submission to said courts or in the State of Delaware other than for such purpose.

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(c) EACH PARTY HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE COMPANY OR THE STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF OR THEREOF.

16. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of Law or otherwise) without the prior written consent of the other party, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

17. Enforcement. The parties hereto agree that irreparable damage for which monetary damages, even if available, may not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including the Stockholder’s obligations to vote its Covered Shares as provided in this Agreement) in accordance with its specified terms or otherwise breach such provisions. The parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without any requirement for the posting of security, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (x) either party has an adequate remedy at law or (y) an award of specific performance is not an appropriate remedy for any reason at law or equity.

18. Severability. If any term or other provision of this Agreement is found by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

19. Counterparts. This Agreement may be executed and delivered (including by email transmission, “.pdf,” or other electronic transmission) in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

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20. Interpretation and Construction. When reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein,” “hereby” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. Words of any gender include each other gender and neuter genders and words using the singular or plural number also include the plural or singular number, respectively. Any Contract or Law defined or referred to herein means such Contract or Law as from time to time amended, modified or supplemented, including (in the case of Contracts) by waiver or consent and (in the case of Laws) by succession or comparable successor statutes and references to all attachments thereto and instruments incorporated therein. The word “or” shall not be exclusive. The word “will” shall be construed to have the same meaning as the word “shall”. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. The word “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. Any deadline or time period set forth in this Agreement that by its terms ends on a day that is not a Business Day shall be automatically extended to the next succeeding Business Day. Each of the parties hereto has participated in the drafting and negotiating of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if it is drafted by all the parties hereto and without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

21. Capacity as a Stockholder. Notwithstanding anything herein to the contrary, the Stockholder signs this Agreement solely in the Stockholder’s capacity as a stockholder of Parent, and not in any other capacity and this Agreement shall not limit or otherwise affect the actions (including the exercise of fiduciary duties) in accordance with applicable Law of any Affiliate, employee or designee of the Stockholder or any of its Affiliates in his or her capacity, if applicable, as an officer or director of Parent or any other Person.

22. Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.

[The remainder of this page is intentionally left blank.]

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized Persons thereunto duly authorized) as of the date first written above.

VIVINT SOLAR, INC.

By:	/s/ David Bywater
	Name:	David Bywater
	Title:	Chief Executive Officer

[Signature Page to Support Agreement]

TIGER GLOBAL INVESTMENTS, L.P.

By:	Tiger Global Performance, LLC,
its General Partner

By:	/s/ Steven Boyd
	Name:	Steven Boyd
	Title:	General Counsel

TIGER GLOBAL LONG OPPORTUNITIES MASTER FUND, L.P.

By:	Tiger Global Performance, LLC,
its General Partner

By:	/s/ Steven Boyd
	Name:	Steven Boyd
	Title:	General Counsel

[Signature Page to Support Agreement]

Exhibit 10.3

CONFIDENTIAL

EXECUTION VERSION

REGISTRATION RIGHTS AGREEMENT

by and among

SUNRUN INC.

and

the other parties hereto

Dated as of July 6, 2020

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TABLE OF CONTENTS

		Page

Section 4.16	Termination of Prior Agreement	21

Section 4.17	Distributions	21

EXHIBIT A FORM OF ASSIGNMENT AND JOINDER

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REGISTRATION RIGHTS AGREEMENT

THIS REGISTRATION RIGHTS AGREEMENT (the “Agreement”) is dated as of July 6, 2020 and effective as of the Effective Time (as defined in the Merger Agreement), and is by and among Sunrun Inc., a Delaware corporation (the “Company”), Blackstone (as defined below), Summit (as defined below) and Pedersen (as defined below).

ARTICLE I

DEFINITIONS

Section 1.1 Certain Definitions.

As used in this Agreement:

“Affiliate” has the meaning ascribed thereto in Rule 12b-2 promulgated under the Exchange Act, as in effect on the date hereof.

“Agreement” has the meaning set forth in the preamble.

“Blackout Period” means (i) any period during the trading window for executive officers and directors is closed pursuant to and in compliance with existing insider trading policies, and (ii) in the event that the Company determines in good faith that the registration would be detrimental to any bona fide material financing of the Company or any material transaction under consideration by the Company or would require disclosure of material information that has not been disclosed to the public, a period of no more than 60 days, and not more than twice in any 365-day period.

“Blackstone” means the entities listed on the signature pages hereto under the heading

“Blackstone”.

“Blackstone Entities” means the entities comprising Blackstone, their respective Affiliates, Permitted Transferees and the successors and permitted assigns of the entities and their respective Affiliates.

“Board” means the board of directors of the Company.

“Business Day” means any day other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York, New York.

“Common Stock” means the shares of common stock, par value $0.0001 per share, of the Company, and any other capital stock of the Company into which such common stock is reclassified or reconstituted.

“Company” has the meaning set forth in the preamble.

“Control” (including its correlative meanings, “Controlled by” and “under common Control with”) means possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise) of a Person.

“Demand Party” has the meaning set forth in Section 2.2(g)(ii).

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Governmental Entity” means any nation or government, any state or other political subdivision thereof, and any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Holder” means Pedersen and each member of Blackstone and Summit that is a holder of Registrable Securities or Securities exercisable, exchangeable or convertible into Registrable Securities or any Permitted Transferee or Transferee of such Person to whom registration rights are assigned pursuant to Section 4.3. For the avoidance of doubt, “Holder” shall include those Persons who become holders of Registrable Securities after the date of this Agreement as a result of any distribution by Blackstone of shares of Common Stock to its members, limited partners or stockholders.

“Indemnified Party” and Indemnified Parties” have the meanings set forth in Section 3.1.

“Initial Lock-Up Period” has the meaning set forth in Section 2.4(a).

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, decree, order, judgment, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity and any order or decision of an applicable arbitrator or arbitration panel.

“Lock-Up Period” has the meaning set forth in Section 2.4(a).

“Marketed Underwritten Shelf Offering” has the meaning set forth in Section 2.2(g)(ii).

“Merger Agreement” means that certain agreement and plan of merger, dated as of July 6, 2020, by and among Vivint Solar, the Company and Viking Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company.

“Non-Liable Person” has the meaning set forth in Section 4.15.

“Pedersen” means Todd Pedersen, his Affiliates, Permitted Transferees and his successors and permitted assigns and their Affiliates and Permitted Transferees, who may become holders of Registrable Securities upon a distribution by Blackstone of shares of Common Stock to its members, limited partners or stockholders.

“Permitted Transfer” means a Transfer to a Permitted Transferee of a Holder or any Transfer pursuant to Section 4.17, so long as such Transfer is in accordance with applicable Law and such Permitted Transferee, in connection with such Transfer, executes an assignment and joinder to this Agreement in the form attached as Exhibit A hereto.

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“Permitted Transferee” means, with respect to any Person, any Affiliate of such Person.

“Piggyback Registration” has the meaning set forth in Section 2.1(a).

“Prior Registration Rights Agreement” has the meaning set forth in Section 4.16.

“Prospectus” means the prospectus included in any Shelf Registration Statement or a Piggyback Registration (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Shelf Registration Statement or Piggyback Registration in reliance upon Rule 430A or Rule 430B promulgated under the Securities Act), as amended or supplemented by any prospectus supplement or any issuer free writing prospectus (as defined in Rule 433 under the Securities Act), with respect to the offering of any portion of the Registrable Securities covered by such Shelf Registration Statement or Piggyback Registration, and all other amendments and supplements to the prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.

“Public Offering” means a public offering of equity securities of the Company or any successor thereto or any Subsidiary of the Company pursuant to a registration statement declared effective under the Securities Act.

“Registrable Securities” means all shares of Common Stock held by a Holder (whether now held or hereafter acquired, and including any such Securities received by a Holder (x) upon the conversion or exchange of other Securities held by such Holder and (y) as a distribution of shares of Common Stock by Blackstone to its members, limited partners or stockholders); provided, however, as to any Registrable Securities, such Securities will cease to be Registrable Securities when:

(a) a registration statement covering such Registrable Securities has been declared effective and such Registrable Securities have been disposed of pursuant to such effective registration statement;

(b) such Registrable Securities shall have been sold pursuant to Rule 144 or 145 (or any similar provision then in effect) under the Securities Act;

(c) such Registrable Securities may be sold pursuant to Rule 144 or 145 (or any similar provision then in effect) without limitation thereunder on volume or manner of sale unless in the case of each of Summit and Pedersen only, until the second anniversary of the Closing Date, such Holders beneficially own (on an aggregate basis together with each member of such Holder and its Permitted Transferees) 1% or more of the then outstanding shares of Common Stock; or

(d) such Registrable Securities cease to be outstanding.

“Registration Expenses” means any and all expenses incurred in connection with the performance of or compliance with this Agreement, including:

(a) all SEC, stock exchange, or FINRA registration fees and expenses (including, if applicable, the fees and expenses of any “qualified independent underwriter,” as such term is defined in Rule 5121 of FINRA, and of its counsel);

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(b) all fees and expenses of complying with securities or blue sky Laws (including fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities);

(c) all printing, messenger and delivery expenses;

(d) the reasonable fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of any special audits and/or “cold comfort” letters required by or incident to such performance and compliance;

(e) any fees and disbursements of underwriters customarily paid by the issuers or sellers of Securities, including liability insurance if the Company so desires or if the underwriters so require, and the reasonable fees and expenses of any special experts retained in connection with the requested registration, but excluding underwriting discounts and commissions and transfer taxes, if any;

(f) the reasonable fees and out-of-pocket expenses of not more than one law firm (as selected by the Holders of a majority of the Registrable Securities included in such registration) incurred by all the Holders in connection with the registration;

(g) the costs and expenses of the Company relating to analyst and investor presentations or any “road show” undertaken in connection with the registration and/or marketing of the Registrable Securities (including the reasonable out-of-pocket expenses of the Holders); and

(h) any other fees and disbursements customarily paid by the issuers of securities.

“Secondary Lock-Up Period” has the meaning set forth in Section 2.4(a).

“Securities” means capital stock, limited partnership interests, limited liability company interests, beneficial interests, warrants, options, notes, bonds, debentures, and other securities, equity interests, ownership interests and similar obligations of every kind and nature of any Person.

“Shelf Registration Statement” has the meaning set forth in Section 2.2(a).

“Shelf Take-Down” has the meaning set forth in Section 2.2(g)(i).

“Summit” means the entities listed on the signature pages hereto under the heading “Summit” and their Permitted Transferees and successors and permitted assigns who may become holders of Registrable Securities upon a distribution by Blackstone of shares of Common Stock to its members, limited partners or stockholders.

“Take-Down Notice” has the meaning set forth in Section 2.2(g)(ii).

“Transfer” (including its correlative meanings, “Transferor”, “Transferee” and “Transferred”) shall mean, with respect to any security, directly or indirectly, to sell, contract to sell, give, assign, hypothecate, pledge, encumber, grant a security interest in, offer, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any economic, voting or other rights in or to such security. When used as a noun, “Transfer” shall have such correlative meaning as the context may require.

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“Underwritten Offering” means a sale of securities of the Company to an underwriter or underwriters for reoffering to the public.

“Vivint Solar” means Vivint Solar, Inc., a Delaware corporation.

Section 1.2 Other Definitional Provisions; Interpretation.

(a) Capitalized terms used herein but not defined shall have the meanings given to them in the Merger Agreement.

(b) The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, and references in this Agreement to a designated “Article” or “Section” refer to an Article or Section of this Agreement unless otherwise specified.

(c) The headings in this Agreement are included for convenience of reference only and do not limit or otherwise affect the meaning or interpretation of this Agreement.

(d) The meanings given to terms defined herein are equally applicable to both the singular and plural forms of such terms.

ARTICLE II

REGISTRATION RIGHTS

Section 2.1 (a) Piggyback Rights. If at any time the Company proposes to register Securities for public sale (whether proposed to be offered for sale by the Company or by any other Person) under the Securities Act (other than a registration on Form S-4 or S-8, or any successor or other forms promulgated for similar purposes or a registration relating to a convertible debt offering) in a manner which would permit registration of Registrable Securities for sale to the public under the Securities Act or any shelf takedown (whether pursuant to Section 2.2(g) or at the initiative of the Company) or sale pursuant to the exercise of any demand rights by any other holders of shares of Common Stock, it will give prompt written notice (which notice shall specify the intended method or methods of disposition) to the Holders of its intention to do so and of such Holder’s rights under this Section 2.1 (a “Piggyback Registration”). Upon the written request of any Holder made within fifteen (15) days after the receipt of any such notice (which request shall specify the number of Registrable Securities intended to be disposed of by such Holder), the Company will use its reasonable efforts to effect the registration under the Securities Act of all Registrable Securities which the Holders have so requested to be registered; provided that: (i) if, at any time after giving written notice of its intention to register any Securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to proceed with the proposed registration of the Securities to be sold by it, the Company may, at its election, give written notice of such determination to the Holders and, thereupon, the Company shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from its obligation to pay the Registration Expenses incurred in connection therewith) without prejudice to the rights of a Demand Party to

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request that such registration be effected as a registration under Section 2.2(g)(ii); and (ii) if such registration involves an Underwritten Offering, the Holders of Registrable Securities requesting to be included in the registration must, upon the written request of the Company, sell their Registrable Securities to the underwriters on the same terms and conditions as apply to the other Securities being sold through underwriters under such registration, with, in the case of a combined primary and secondary offering, only such differences, including any with respect to representations and warranties, indemnification and liability insurance, as may be customary or appropriate in combined primary and secondary offerings.

(b) Expenses. The Company will pay all Registration Expenses in connection with each registration of Registrable Securities requested pursuant to this Section 2.1.

(c) Priority in Piggyback Registrations. If a registration pursuant to this Section 2.1 involves an Underwritten Offering and the managing underwriter advises the Company in writing (a copy of which shall be provided to the Holders) that, in its opinion, the number of Registrable Securities and other Securities requested to be included in such registration exceeds the number which can be sold in such offering, so as to be likely to have a material and adverse effect on the price, timing or distribution of the Securities offered in such offering, then the Company will include in such registration: (i) first, the Securities the Company proposes to sell for its own account; and (ii) second, such number of Registrable Securities requested to be included in such registration which, in the opinion of such managing underwriter, can be sold without having the material and adverse effect referred to above, which number of Registrable Securities shall be allocated pro rata among the Registrable Securities held by all such requesting Holders on the basis of the relative number of Registrable Securities requested to be included in such registration by each such Holder (provided that any Securities thereby allocated to any such Holder that exceed such Holder’s request will be reallocated among the remaining requesting Holders in like manner).

(d) Excluded Transactions. The Company shall not be obligated to effect any registration of Registrable Securities under this Section 2.1 incidental to the registration of any of its Securities in connection with:

(i) a registration statement filed to cover issuances under employee benefits plans, dividend reinvestment plans, or a convertible debt offering; or

(ii) any registration statement relating solely to the acquisition or merger after the date hereof by the Company or any of its Subsidiaries of or with any other businesses.

(e) Plan of Distribution, Underwriters and Counsel. If a registration pursuant to this Section 2.1 involves an Underwritten Offering (other than any Marketed Underwritten Shelf Offering pursuant to Section 2.2(g)(ii)), the Company shall have the right to (i) determine the plan of distribution and (ii) select the investment banker or bankers and managers to administer the offering, including the lead managing underwriter.

(f) Shelf Takedowns. In connection with any shelf takedown (whether pursuant to Section 2.2(g) or at the initiative of the Company), the Holders may exercise “piggyback” rights in the manner described in this Agreement to have included in such takedown Registrable Securities held by them that are registered on such shelf registration statement.

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Section 2.2 Registration Statements.

(a) The Company shall file with the SEC as soon as reasonably practicable following the Closing Date, and will use reasonable best efforts to cause to be declared effective by the SEC within sixty (60) days of the Closing Date, a shelf registration statement on Form S-1, Form S-3 or such other form under the Securities Act then available to the Company (the “Shelf Registration Statement”) providing for the resale by the Holders from time to time on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of any or all of the Registrable Securities then held by the Holders (as determined by the Holders of a majority of the Registrable Securities).

(b) Subject to Section 2.2(c), the Company will use reasonable efforts to keep the Shelf Registration Statement continuously effective until the earlier of (i) three (3) years after the Shelf Registration Statement has been declared effective; (ii) the date on which all Registrable Securities covered by the Shelf Registration Statement have been sold thereunder, or otherwise cease to be Registrable Securities; and (iii) the date on which this agreement terminates pursuant to Section 4.1.

(c) Notwithstanding anything to the contrary contained in this Agreement, the Company shall be entitled, from time to time, by providing written notice to the Holders, to require the Holders to suspend sales of Registrable Securities under the Shelf Registration Statement during any Blackout Period. The Holders may recommence effecting sales of the Registrable Securities pursuant to the Shelf Registration Statement (or such filings) following further notice to such effect from the Company, which shall be given by the Company promptly following the expiration of any Blackout Period. After the expiration of any Blackout Period and without any further request from the Holders, the Company, to the extent necessary, shall as promptly as reasonably practicable prepare a post-effective amendment or supplement to the Shelf Registration Statement or the Prospectus, or any document incorporated therein by reference, or file any other required document so that, as thereafter delivered to purchasers of the Registrable Securities included therein, the Prospectus will not include an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(d) Expenses. The Company will pay all Registration Expenses in connection with each registration of Registrable Securities requested pursuant to this Section 2.2.

(e) Plan of Distribution, Underwriters and Counsel. If a requested registration pursuant to this Section 2.2 involves an Underwritten Offering, the Demand Party seeking registration of the Registrable Securities included in such Underwritten Offering shall have the right to (i) determine the plan of distribution and (ii) select the investment banker or bankers and managers to administer the offering, including the lead managing underwriter (provided that such investment banker or bankers and managers shall be reasonably satisfactory to the Company).

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(f) Priority in Demand Registrations. If a requested registration pursuant to this Section 2.2 involves an Underwritten Offering and the managing underwriter advises the Company in writing (a copy of which shall be provided to the Holders) that, in its reasonable opinion, the number of Registrable Securities requested to be included in such registration (including Securities of the Company which are not Registrable Securities) exceeds the number which can be sold in such offering, so as to be likely to have a material and adverse effect on the price, timing or distribution of the Securities offered in such offering, then the number of such Registrable Securities to be included in such registration shall be allocated in the following order of priority: (i) first, up to the number of Registrable Securities requested to be included by a Demand Party in its Take-Down Notice and the other Holders, pro rata among all such holders on the basis of the number of Registrable Securities requested to be included therein by all such Holders, (ii) second, securities the Company proposes to sell and (iii) third, all other securities of the Company duly requested to be included in such offering, pro rata on the basis of the amount of such other securities requested to be included or such other allocation method determined by the Company.

(g) Shelf Takedowns.

(i) Upon the written request of any Holder, at any time and from time to time, the Company will facilitate in the manner described in this Agreement a “takedown” of such Holder’s Registrable Securities off of an effective shelf registration statement (a “Shelf Take-Down”). Upon the written request of such Holder, the Company will file and seek the effectiveness of a post-effective amendment to an existing shelf registration statement in order to register up to the number of such Holder’s Registrable Securities previously taken down off of such shelf by such Holder and not yet “reloaded” onto such shelf registration statement.

(ii) At any time that a Shelf Registration Statement is effective, Blackstone (subject to a limit of two (2) times in any calendar year) and Summit (subject to a limit of one (1) time in any calendar year) (each of Blackstone and Summit, a “Demand Party”) may deliver a notice (a “Take-Down Notice”) to the Company that it intends to sell all or part of its Registrable Securities in an Underwritten Offering (including any Underwritten Offering where the plan of distribution set forth in the applicable Take-Down Notice includes a customary “road show” (including an “electronic road show”) or other substantial marketing effort by the Company and the underwriters (a “Marketed Underwritten Shelf Offering”)); provided, that a Demand Party may not deliver a Take-Down Notice prior to expiry of the Initial Lock-Up Period; provided, further, that Blackstone shall have the right to deliver the first Take-Down Notice provided that such Take-Down Notice is delivered by Blackstone within two-hundred and seventy (270) days of the Closing Date; provided, further, that a Demand Party may not deliver a Take-Down Notice for an Underwritten Offering or a Marketed Underwritten Shelf Offering unless the Registrable Securities requested to be sold in such offering have an aggregate offering price (based on the last reported sale price per share on the most recent trading day prior to such date on the principal securities exchange or market on which they are traded or, if the shares of Common Stock are no longer so traded, the fair value thereof (as determined in good faith by the Demand Party seeking registration of such Registrable Securities)) of at least (x) in the case of the first Take-Down Notice delivered by Summit, $25,000,000 and (y) for each other Take-Down Notice delivered by a Demand Party, $50,000,000.

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(h) The Company shall not be obligated to effect any Marketed Underwritten Shelf Offering within ninety (90) days of a prior Marketed Underwritten Shelf Offering.

Section 2.3 Registration Procedures. If and whenever the Company is required to file a registration statement with respect to, or to use its reasonable efforts to effect or cause the registration of, any Registrable Securities under the Securities Act as provided in this Agreement, the Company will as expeditiously as possible:

(a) promptly prepare and file with the SEC a registration statement on an appropriate form in accordance with the terms of this Article II with respect to such Registrable Securities and use its reasonable efforts to cause such registration statement to become effective pursuant to the terms of this Article II; provided, however, that the Company may discontinue any registration of Securities which it has initiated for its own account at any time prior to the effective date of the registration statement relating thereto (and, in such event, the Company shall pay the Registration Expenses incurred in connection therewith); and provided, further, that before filing a registration statement or prospectus, or any amendments or supplements thereto, the Company will (i) furnish to counsel for the sellers of Registrable Securities covered by such registration statement copies of all documents proposed to be filed, which documents will be subject to the review of such counsel, (ii) fairly consider such reasonable changes in any such documents prior to or after the filing thereof as the counsel to the sellers of Registrable Securities being sold may request, and (iii) make such of the representatives of the Company as shall be reasonably requested by the sellers of the Registrable Securities being sold available for discussion of such documents;

(b) prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective pursuant to the terms of this Article II and to comply with the provisions of the Securities Act and the Exchange Act with respect to the disposition of all Securities covered by such registration statement during such period in accordance with the intended methods of disposition by the seller or sellers thereof set forth in such registration statement; provided that before filing a registration statement or prospectus, or any amendments or supplements thereto, the Company will (i) furnish to counsel for the sellers of Registrable Securities covered by such registration statement copies of all documents proposed to be filed, which documents will be subject to the review of such counsel, (ii) fairly consider such reasonable changes in any such documents prior to or after the filing thereof as the counsel to the sellers of Registrable Securities being sold may request, and (iii) make such of the representatives of the Company as shall be reasonably requested by the sellers of the Registrable Securities being sold available for discussion of such documents;

(c) furnish to each seller of such Registrable Securities such number of copies of such registration statement and of each amendment and supplement thereto (in each case including all exhibits filed therewith, including any documents incorporated by reference), such number of copies of the prospectus included in such registration statement (including each preliminary prospectus and summary prospectus), in conformity with the requirements of the Securities Act, and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities by such seller;

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(d) use its reasonable efforts to register or qualify such Registrable Securities covered by such registration in such jurisdictions as each seller shall reasonably request, and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller, provided that in no event shall the Company be obligated to qualify to do business in any jurisdiction where it is not then so qualified or to take any action that would subject it to taxation or service of process in suits, other than those arising out of any offering pursuant to the registration statement, in any jurisdiction where it is not then so subject;

(e) use its reasonable efforts to cause such Registrable Securities covered by such registration statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to enable the seller or sellers thereof to consummate the disposition of such Registrable Securities;

(f) notify each seller of any such Registrable Securities covered by such registration statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the Company’s becoming aware that the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and at the request of any such seller, prepare and furnish to such seller a reasonable number of copies of an amended or supplemental prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing;

(g) otherwise use its reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its Security holders, as soon as reasonably practicable (but not more than eighteen (18) months) after the effective date of the registration statement, an earnings statement which shall satisfy the provisions of Section 11(a) of the Securities Act;

(h) (i) use its reasonable efforts to list such Registrable Securities on any securities exchange on which other Securities of the Company are then listed if such Registrable Securities are not already so listed and if such listing is then permitted under the rules of such exchange; and (ii) use its reasonable efforts to provide a transfer agent and registrar for such Registrable Securities covered by such registration statement not later than the effective date of such registration statement;

(i) enter into such customary agreements (including an underwriting agreement in customary form), which may include indemnification provisions in favor of underwriters and other Persons in addition to, or in substitution for the indemnification provisions hereof, and take such other actions as sellers of a majority of such Registrable Securities or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

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(j) obtain a “cold comfort” letter or letters from the Company’s independent public accountants in customary form and covering matters of the type customarily covered by “cold comfort” letters as the seller or sellers of a majority of such Registrable Securities shall reasonably request;

(k) make available for inspection by any seller of such Registrable Securities covered by such registration statement, by any underwriter participating in any disposition to be effected pursuant to such registration statement and by any attorney, accountant or other agent retained by any such seller or any such underwriter, all pertinent financial and other records, pertinent corporate documents and properties of the Company, and cause all of the Company’s officers, directors and employees to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(l) notify counsel for the Holders of Registrable Securities included in such registration statement and the managing underwriter or agent, immediately, and confirm the notice in writing: (i) when the registration statement, or any post-effective amendment to the registration statement, shall have become effective, or any supplement to the prospectus or any amendment to any prospectus shall have been filed; (ii) of the receipt of any comments from the SEC; (iii) of any request of the SEC to amend the registration statement or amend or supplement the prospectus or for additional information; and (iv) of the issuance by the SEC of any stop order suspending the effectiveness of the registration statement or of any order preventing or suspending the use of any preliminary prospectus, or of the suspension of the qualification of the registration statement for offering or sale in any jurisdiction, or of the institution or threatening of any proceedings for any of such purposes;

(m) provide each Holder of Registrable Securities included in such registration statement reasonable opportunity to comment on the registration statement, any post-effective amendments to the registration statement, any supplement to the prospectus or any amendment to any prospectus;

(n) make every reasonable effort to prevent the issuance of any stop order suspending the effectiveness of the registration statement or of any order preventing or suspending the use of any preliminary prospectus and, if any such order is issued, to obtain the withdrawal of any such order at the earliest possible moment;

(o) if requested by the managing underwriter or agent or any Holder of Registrable Securities covered by the registration statement, promptly incorporate in a prospectus supplement or post-effective amendment such information as the managing underwriter or agent or such Holder reasonably requests to be included therein, including, with respect to the number of Registrable Securities being sold by such Holder to such underwriter or agent, the purchase price being paid therefor by such underwriter or agent and with respect to any other terms of the Underwritten Offering of the Registrable Securities to be sold in such offering; and make all required filings of such prospectus supplement or post-effective amendment as soon as practicable after being notified of the matters incorporated in such prospectus supplement or post-effective amendment;

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(p) cooperate with the Holders of Registrable Securities covered by the registration statement and the managing underwriter or agent, if any, to facilitate the timely preparation and delivery of certificates (not bearing any restrictive legends) representing Securities to be sold under the registration statement, and enable such Securities to be in such denominations and registered in such names as the managing underwriter or agent, if any, or the Holders may request;

(q) use its reasonable efforts to make available the executive officers of the Company to participate with the Holders of Registrable Securities and any underwriters in any “road shows” that may be reasonably requested by the Holders in connection with distribution of Registrable Securities;

(r) obtain for delivery to the Holders of Registrable Securities being registered and to the underwriter or agent an opinion or opinions from counsel for the Company in customary form and in form, substance and scope reasonably satisfactory to such Holders, underwriters or agents and their counsel; and

(s) cooperate with each seller of Registrable Securities and each underwriter or agent participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA.

Section 2.4 Other Registration-Related Matters.

(a) Other than in the case of Permitted Transfers, no Holder shall Transfer any shares of Common Stock prior to the date that is one-hundred and twenty (120) days after the Closing Date (the “Secondary Lock-Up Period” and, together with the Initial Lock-Up Period, the “Lock-Up Period”); provided, that (i) on or after the date that is sixty (60) days after the Closing Date (the “Initial Lock-Up Period”) (x) Blackstone shall be permitted to Transfer up to 14,615,540 shares of Common Stock, (y) Summit shall be permitted to Transfer up to 1,261,969 shares of Common Stock and (z) Pedersen shall be permitted to Transfer up to 2,684,819 shares of Common Stock and (ii) at any time prior to the expiry of the Lock-Up Period, and from time to time, Holders may Transfer any number of shares of Common Stock (x) on any two (2) days during any calendar month, provided, that any such Transfers are executed at a price equal to or in excess of the lesser of (A) thirty dollars ($30.00) per share of Common Stock and (B) ninety-six percent (96%) of the most recent closing price of the Common Stock on the securities exchange or market on which the Common Stock is then listed or quoted; provided, further, that the Company shall not be required to take any actions in order to facilitate any such Transfer, or (y) with the prior written consent of the Company (which may be withheld at the Company’s sole discretion).

(b) The Company may require any Person that is Transferring Securities in a Public Offering pursuant to Section 2.1 or 2.2 to furnish to the Company in writing such information regarding such Person and pertinent to the disclosure requirements relating to the registration and the distribution of the Registrable Securities which are included in such Public Offering as the Company may from time to time reasonably request in writing.

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(c) Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.3(f), it will forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until its receipt of the copies of the amended or supplemented prospectus contemplated by Section 2.3(f) and, if so directed by the Company, each Holder will deliver to the Company or destroy (at the Company’s expense) all copies, other than permanent file copies then in their possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. If the Company gives any such notice, the period for which the Company will be required to keep the registration statement effective will be extended by the number of days during the period from and including the date of the giving of such notice pursuant to Section 2.3(f) to and including the date when each seller of Registrable Securities covered by such registration statement has received the copies of the supplemented or amended prospectus contemplated by Section 2.3(f).

(d) Each Holder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 2.3(l)(iv), it will forthwith discontinue disposition of Registrable Securities pursuant to the registration statement covering such Registrable Securities until the lifting of such stop order, other order or suspension or the termination of such proceedings and, if so directed by the Company, each Holder will deliver to the Company or destroy (at the Company’s expense) all copies, other than permanent file copies then in its possession, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. If the Company gives any such notice, the period for which the Company will be required to keep the registration statement effective will be extended by the number of days during the period from and including the date of the giving of such notice pursuant to Section 2.3(l)(iv) to and including the date when such stop order, other order or suspension is lifted or such proceedings are terminated.

(e) In connection with any Underwritten Offering, the Holders of Registrable Securities agree to enter into customary “lock-up” agreements restricting the public sale or distribution of equity securities of the Company (including sales pursuant to Rule 144 under the Securities Act) to the extent required in writing by the lead managing underwriter(s) with respect to an applicable Underwritten Offering for a period of not more than ninety (90) days after the date of the “final” prospectus (or “final” prospectus supplement if the Underwritten Offering is made pursuant to a Shelf Registration Statement), pursuant to which such Underwritten Offering shall be made, plus, if applicable, an extension period, as may be proposed by the lead managing underwriter(s) to address FINRA regulations regarding the publishing of research, or such other period as is required by the lead managing underwriter(s); provided, however, such Holders shall not be subject to a lock-up period longer than the lock-up period to which the officers and directors of the Company are subject.

(f) In the event of any Marketed Underwritten Shelf Offering, the Company will not affect any public sale or distribution of any common equity (or securities convertible into or exchangeable or exercisable for common equity) for its own account, within sixty (60) days after the date of such Marketed Underwritten Shelf Offering except as may otherwise be agreed between the Company and the lead managing underwriter(s) of such Marketed Underwritten Shelf Offering.

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(g) A Holder having notified or directed the Company to include any or all of its Registrable Securities in a registration statement under the Securities Act shall have the right to withdraw any such notice or direction with respect to any or all of the Registrable Securities designated by it for registration by giving written notice to such effect to the Company prior to the effective date of such registration statement. In the event of any such withdrawal, the Company shall not include such Registrable Securities in the applicable registration and such Registrable Securities shall continue to be Registrable Securities for all purposes of this Agreement (subject to the other terms and conditions of this Agreement). No such withdrawal shall affect the obligations of the Company with respect to the Registrable Securities not so withdrawn.

(h) With a view to making available the benefits of certain rules and regulations of the SEC which may at any time permit the sale of Securities of the Company to the public without registration after such time as a public market exists for Registrable Securities, the Company agrees:

(i) to make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the effective date of the first registration under the Securities Act filed by the Company for an offering of its Securities to the public;

(ii) to use its commercially reasonable efforts to then file with the SEC in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time it is subject to such reporting requirements); and

(iii) so long as a Holder owns any Registrable Securities, to furnish to such Holder promptly upon request: (A) a written statement by the Company as to its compliance with the reporting requirements of Rule 144, and of the Securities Act and the Exchange Act (at any time it is subject to such reporting requirements); (B) a copy of the most recent annual or quarterly report of the Company; and (C) such other reports and documents of the Company as such Holder may reasonably request in availing itself or himself of any rule or regulation of the SEC allowing such Holder to sell any such Securities without registration.

(i) Counsel to represent Holders of Registrable Securities shall be selected by the Holders of at least a majority of the Registrable Securities included in the relevant registration.

ARTICLE III

INDEMNIFICATION

Section 3.1 Indemnification by the Company. If any registration of any Securities of the Company under the Securities Act pursuant to Section 2.1 or 2.2, the Company hereby indemnifies and agrees to hold harmless, to the fullest extent permitted by Law, each Holder who sells Registrable Securities covered by such registration statement, each Affiliate of such Holder and their respective directors and officers or general and limited partners (and the directors, officers, employees, Affiliates and controlling Persons of any of the foregoing), each other Person who participates as an underwriter in the offering or sale of such Securities and each other Person, if any, who controls such Holder or any such underwriter within the meaning of the Securities Act (each, and “Indemnified Party” and collectively, the “Indemnified Parties”), against any and all

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losses, claims, damages or liabilities, joint or several, and reasonable and documented expenses to which such Indemnified Party may become subject under the Securities Act, common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof, whether or not such Indemnified Party is a party thereto) arise out of or are based upon: (a) any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such Securities were registered under the Securities Act, any preliminary, final or summary prospectus contained therein, or any amendment or supplement thereto, or any document incorporated by reference therein, or any other such disclosure document (including reports and other documents filed under the Exchange Act and any document incorporated by reference therein) or related document or report; (b) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in the case of a prospectus, in the light of the circumstances when they were made; or (c) any violation or alleged violation by the Company or any of its Subsidiaries of any federal, state, foreign or common law rule or regulation applicable to the Company or any of its Subsidiaries and relating to action or inaction in connection with any such registration, disclosure document or related document or report, and the Company will reimburse such Indemnified Party for any legal or other expenses reasonably incurred by it in connection with investigating or defending any such loss, claim, liability, action or proceeding; provided that the Company will not be liable to any Indemnified Party in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon any untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, in any such preliminary, final or summary prospectus, or any amendment or supplement thereto in reliance upon and in conformity with written information with respect to such Indemnified Party furnished to the Company by such Indemnified Party expressly for use in the preparation thereof. Such indemnity will remain in full force and effect regardless of any investigation made by or on behalf of such Holder or any Indemnified Party and will survive the Transfer of such Securities by such Holder or any termination of this Agreement.

Section 3.2 Indemnification by the Holders and Underwriters. The Company may require, as a condition to including any Registrable Securities in any registration statement filed in accordance with Section 2.1 or 2.2, that the Company shall have received an undertaking reasonably satisfactory to it from the Holder of such Registrable Securities or any prospective underwriter to indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 3.1) the Company, all other Holders or any prospective underwriter, as the case may be, and any of their respective Affiliates, directors, officers and controlling Persons, with respect to any untrue statement in or omission from such registration statement, any preliminary, final or summary prospectus contained therein, or any amendment or supplement, if such untrue statement or omission was made in reliance upon and in conformity with written information with respect to such Holder or underwriter furnished to the Company by such Holder or underwriter expressly for use in the preparation of such registration statement, preliminary, final or summary prospectus or amendment or supplement, or a document incorporated by reference into any of the foregoing. Such indemnity will remain in full force and effect regardless of any investigation made by or on behalf of the Company or any of the Holders, or any of their respective Affiliates, directors, officers or controlling Persons and will survive the Transfer of such Securities by such Holder. In no event shall the liability of any selling Holder of Registrable Securities hereunder be greater in amount than the dollar amount of the proceeds actually received by such Holder upon the sale of the Registrable Securities giving rise to such indemnification obligation.

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Section 3.3 Notices of Claims, Etc. Promptly after receipt by an Indemnified Party hereunder of written notice of the commencement of any action or proceeding with respect to which a claim for indemnification may be made pursuant to this Article III, such Indemnified Party will, if a claim in respect thereof is to be made against an indemnifying party, give written notice to the latter of the commencement of such action; provided that the failure of the Indemnified Party to give notice as provided herein will not relieve the indemnifying party of its obligations under Section 3.1 or 3.2, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an Indemnified Party, unless in such Indemnified Party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, the indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel selected by the Holders of at least a majority of the Registrable Securities included in the relevant registration, and after notice from the indemnifying party to such Indemnified Party of its election so to assume the defense thereof, the indemnifying party will not be liable to such Indemnified Party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs of investigation. If, in such Indemnified Party’s reasonable judgment, having common counsel would result in a conflict of interest between the interests of such indemnified and indemnifying parties, then such Indemnified Party may employ separate counsel reasonably acceptable to the indemnifying party to represent or defend such Indemnified Party in such action, it being understood, however, that the indemnifying party will not be liable for the reasonable fees and expenses of more than one separate firm of attorneys at any time for all such Indemnified Parties (and not more than one separate firm of local counsel at any time for all such Indemnified Parties) in such action. No indemnifying party will consent to entry of any judgment or enter into any settlement without the prior written consent of the Indemnified Party (which consent will not be unreasonably withheld, conditioned, or delayed) unless (x) the sole relief provided is monetary damages and (y) such judgment or settlement includes as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation.

Section 3.4 Contribution. If the indemnification provided for hereunder from the indemnifying party is unavailable to an Indemnified Party hereunder in respect of any losses, claims, damages, liabilities or expenses referred to herein for reasons other than those described in the proviso in the first sentence of Section 3.1, then the indemnifying party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages, liabilities or expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and Indemnified Parties in connection with the actions which resulted in such losses, claims, damages, liabilities or expenses, as well as any other relevant equitable considerations. The relative fault of such indemnifying party and Indemnified Parties shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, has been made by, or relates to information supplied by, such indemnifying party or Indemnified Parties, and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such action.

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The amount paid or payable by a party under this Section 3.4 as a result of the losses, claims, damages, liabilities and expenses referred to above shall be deemed to include any legal or other fees or expenses reasonably incurred by such party in connection with any investigation or proceeding. In no event shall the liability of any selling Holder of Registrable Securities hereunder be greater in amount than the dollar amount of the proceeds actually received by such Holder upon the sale of the Registrable Securities giving rise to such contribution obligation.

The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 3.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding paragraph. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

Section 3.5 Other Indemnification. Indemnification similar to that specified in this Article III (with appropriate modifications) shall be given by the Company and each seller of Registrable Securities with respect to any required registration or other qualification of Securities under any Law or with any Governmental Entity other than as required by the Securities Act.

Section 3.6 Non-Exclusivity. The obligations of the parties under this Article III will be in addition to any liability which any party may otherwise have to any other party.

ARTICLE IV

OTHER

Section 4.1 Term. This Agreement shall automatically terminate upon the earlier to occur of (a) such date and time as the Merger Agreement is terminated in accordance with its terms and (b) such date as no Registrable Securities remain outstanding. If this Agreement is terminated pursuant to this Section 4.1, this Agreement shall immediately then be terminated and of no further force and effect, except for the provisions set forth in this Article IV, which shall survive in accordance with their terms.

Section 4.2 Notices. Any notice, request, instruction or other document to be given hereunder by any party hereto to another party hereto shall be in writing and shall be deemed given (a) when delivered personally, (b) five (5) Business Days after being sent by certified or registered mail, postage prepaid, return receipt requested, (c) one (1) Business Day after being sent by Federal Express or other nationally recognized overnight courier, or (d) if transmitted by facsimile, if confirmed within 24 hours thereafter by a signed original sent in the manner provided in clause (a), (b) or (c) to parties at the following addresses (or at such other address for a party as shall be specified by prior written notice from such party):

if to the Company:

Sunrun Inc.

225 Bush Street, Suite 1400

San Francisco, CA 94104

Attention:	Jeanna Steele
Sundance Banks
Email:	legalnotices@sunrun.com

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with a copy (not constituting notice) to:

Cooley LLP

101 California Street, 5th Floor

San Francisco, CA 94111-5800

Attention:	Jamie Leigh
Ian Nussbaum
Email:	jleigh@cooley.com
inussbaum@cooley.com

If to Blackstone:

The Blackstone Group L.P.

345 Park Avenue

New York, NY 10154

Attention:	Peter Wallace
Email:	wallace@blackstone.com

with a copy (not constituting notice) to:

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, CA 94304

Attention:	Robert G. Day
Email:	rday@wsgr.com

and

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Attention:	Christopher Machera
Email:	chris.machera@weil.com

If to Summit:

Summit Partners

222 Berkeley Street, 18th Floor

Boston, MA 02116

Attention:	Jay D. Pauley
Email:	jpauley@summitpartners.com

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with a copy (not constituting notice) to:

Kirkland & Ellis LLP

200 Clarendon Street

Boston, MA 02116

Attention:	Matthew D. Cohn, P.C.
Duncan Enista
Email:	matthew.cohn@kirkland.com
duncan.enista@kirkland.com

If to Pedersen:

313 Acquisition LLC

4931 North 300 West

Provo, Utah 84604

Attention:	Todd Pedersen

Section 4.3 Assignment. Neither the Company nor any Holder shall assign all or any part of this Agreement without the prior written consent of the Company and Blackstone; provided, however, that, without the prior written consent of the Company, any Blackstone Entity may assign its rights and obligations under this Agreement in whole or in part to (x) any of its Affiliates and (y) any Person who becomes a holder of Registrable Securities upon a distribution by such Blackstone Entity of shares of Common Stock to its members, limited partners or stockholders that becomes a party hereto by executing and delivering an assignment and joinder agreement to the Company, substantially in the form of Exhibit A to this Agreement. Except as otherwise provided herein, this Agreement will inure to the benefit of and be binding on the parties hereto and their respective successors and permitted assigns.

Section 4.4 Amendments; Waiver. This Agreement may be amended, supplemented or otherwise modified only by a written instrument executed by the Company and the Holders holding a majority of the Registrable Securities subject to this Agreement; provided that no such amendment, supplement or other modification shall adversely affect the economic interests of any Holder hereunder disproportionately to other Holders without the written consent of such Holder. No waiver by any party of any of the provisions hereof will be effective unless explicitly set forth in writing and executed by the party so waiving. Except as provided in the preceding sentence, no action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, will be deemed to constitute a waiver by the party taking such action of compliance with any covenants or agreements contained herein. The waiver by any party hereto of a breach of any provision of this Agreement will not operate or be construed as a waiver of any subsequent breach.

Section 4.5 Third Parties. This Agreement does not create any rights, claims or benefits inuring to any person that is not a party hereto nor create or establish any third party beneficiary hereto; provided, that the Indemnified Parties are intended third party beneficiaries of Article III and Non-Liable Persons are intended third party beneficiaries of Section 4.15.

Section 4.6 Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware.

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Section 4.7 Jurisdiction. The Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) shall have exclusive jurisdiction over the parties with respect to any dispute or controversy between them arising under or in connection with this agreement and, by execution and delivery of this agreement, each of the parties to this Agreement submits to the exclusive jurisdiction of those courts, including but not limited to the in personam and subject matter jurisdiction of those courts, waives any objections to such jurisdiction on the grounds of venue or forum non conveniens, the absence of in personam or subject matter jurisdiction and any similar grounds, consents to service of process by mail (in accordance with the notice provisions of this Agreement) or any other manner permitted by Law, and irrevocably agrees to be bound by any judgment rendered thereby in connection with this Agreement.

Section 4.8 MUTUAL WAIVER OF JURY TRIAL. THE PARTIES HERETO WAIVE ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING BROUGHT TO ENFORCE OR DEFEND ANY RIGHTS OR REMEDIES UNDER THIS AGREEMENT.

Section 4.9 Specific Performance. Each of the parties hereto acknowledges and agrees that if there is any breach of this Agreement by any of them, the non-breaching party would be irreparably harmed and could not be made whole by monetary damages. Each party accordingly agrees to waive the defense in any action for specific performance that a remedy at law would be adequate and that the parties, in addition to any other remedy to which they may be entitled at law or in equity, shall be entitled to compel specific performance of this Agreement.

Section 4.10 Entire Agreement. This Agreement sets forth the entire understanding of the parties hereto with respect to the subject matter hereof. There are no agreements, representations, warranties, covenants or undertakings with respect to the subject matter hereof other than those expressly set forth herein. This Agreement supersedes all other prior agreements and understandings between the parties with respect to such subject matter.

Section 4.11 Severability. If one or more of the provisions, paragraphs, words, clauses, phrases or sentences contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision, paragraph, word, clause, phrase or sentence in every other respect and of the remaining provisions, paragraphs, words, clauses, phrases or sentences hereof shall not be in any way impaired, it being intended that all rights, powers and privileges of the parties hereto shall be enforceable to the fullest extent permitted by Law.

Section 4.12 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed to be an original and all of which together will be deemed to be one and the same instrument.

Section 4.13 Effectiveness. This Agreement shall become effective, as to any Holder, as of the date signed by the Company and countersigned by such Holder.

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Section 4.14 Confidentiality. Blackstone, Summit and Pedersen each agrees that all material non-public information provided pursuant to or in accordance with the terms of this Agreement shall be kept confidential by the Person to whom such information is provided, until such time as such information becomes public other than through violation of this provision. Notwithstanding the foregoing, any party may disclose the information if (1) required to do so by any law, rule, regulation, order, decree or subpoena of any governmental agency or authority or court or (2) such information becomes generally available to the public other than as a result of a disclosure or failure to safeguard such information by such Person.

Section 4.15 No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, and notwithstanding the fact that any party hereto may be a partnership or limited liability company, each party hereto, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the named parties hereto shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any former, current or future director, officer, agent, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Holder (or any of their heirs, successors or permitted assigns), or against any former, current or future director, officer, agent, employee, Affiliate, manager, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, shareholder, manager or member of any of the foregoing Persons, but in each case not including the named parties hereto (each, a “Non-Liable Person”), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of such party against any Non-Liable Person, by the enforcement of any assignment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable Law or otherwise; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Non-Liable Person, as such, for any obligations of the applicable party under this Agreement or the transactions contemplated hereby, in respect of any oral representations made or alleged to have been made in connection herewith or therewith or for any claim (whether in tort, contract or otherwise) based on, in respect of or by reason of, such obligations or their creation.

Section 4.16 Termination of Prior Agreement. Upon this Agreement coming into effect at the Effective Time, that certain registration rights agreement dated as of October 6, 2014 (as may be amended, supplemented or modified from time to time, the “Prior Registration Rights Agreement”), by and among Vivint Solar, Blackstone, Summit, Pedersen and the other parties listed on the signature pages thereto, shall be amended in full with its terms replaced by the terms hereof pursuant to Section 4.3 of the Prior Registration Rights Agreement, and Blackstone, Summit and Pedersen shall take all necessary actions and cooperate with the Company to ensure that the Prior Registration Rights Agreement is terminated without any further liability.

Section 4.17 Distributions. If prior to the Effective Time, 313 Acquisition LLC has not effected a distribution-in-kind of the shares of common stock of Vivint Solar to the members, limited partners and stockholders of 313 Acquisition LLC, 313 Acquisition LLC shall take all necessary action to effect a distribution-in-kind of all shares of Common Stock held by 313 Acquisition LLC to the members, limited partners and stockholders of 313 Acquisition LLC as soon as reasonably practicable following the Closing Date and such Transfer shall be deemed to be a Permitted Transfer for all purposes hereunder.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first written above.

COMPANY:

SUNRUN INC.

By:	/s/Lynn Jurich
Name: Lynn Jurich
Title: Chief Executive Officer

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

BLACKSTONE:

313 ACQUISITION LLC

By:	/s/Peter Wallace
Name: Peter Wallace
Title: Senior Managing Director

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

BLACKSTONE:

BLACKSTONE VNT CO-INVEST L.P.

By: BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C., its general partner

By: BMA VI L.L.C., its sole member

By:	/s/Peter Wallace
Name: Peter Wallace
Title: Senior Managing Director

BLACKSTONE CAPITAL PARTNERS VI L.P.

By: BLACKSTONE MANAGEMENT ASSOCIATES VI L.L.C., its general partner

By: BMA VI L.L.C., its sole member

By:	/s/Peter Wallace
Name: Peter Wallace
Title: Senior Managing Director

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI - ESC L.P.

By: BCP VI SIDE-BY-SIDE GP L.L.C., its general partner

By:	/s/Peter Wallace
Name: Peter Wallace
Title: Senior Managing Director

BLACKSTONE FAMILY INVESTMENT PARTNERSHIP VI L.P.

By: BCP VI SIDE-BY-SIDE GP L.L.C., its general partner

By:	/s/Peter Wallace
Name: Peter Wallace
Title: Senior Managing Director

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

SUMMIT:

SUMMIT PARTNERS GROWTH EQUITY FUND VIII-A, L.P.

By:	Summit Partners GE VIII, L.P., its General Partner

By:	Summit Partners GE VIII, LLC, its Managing Member

By:	/s/Peter Y. Chung
Name: Peter Y. Chung
Title: Member

SUMMIT PARTNERS GROWTH EQUITY FUND VIII-B, L.P.

By:	Summit Partners GE VIII, L.P., its General Partner

By:	Summit Partners GE VIII, LLC, its Managing Member

By:	/s/Peter Y. Chung
Name: Peter Y. Chung
Title: Member

SUMMIT INVESTORS I, LLC

By:	Summit Investors Management, LLC, its Manager

By:	Summit Partners, L.P., its Manager

By:	Summit Master Company, LLC, its General Partner

By:	/s/Peter Y. Chung
Name: Peter Y. Chung
Title: Member

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

SUMMIT:

SUMMIT INVESTORS I (UK), L.P.

By:	Summit Investors Management, LLC, its General Partner

By:	Summit Partners, L.P., its Manager

By:	Summit Master Company, LLC, its General Partner

By:	/s/Peter Y. Chung
Name: Peter Y. Chung
Title: Member

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

By:	/s/Todd R. Pedersen
Name: Todd R. Pedersen

[SIGNATURE PAGE TO REGISTRATION RIGHTS AGREEMENT]

Exhibit A

FORM OF ASSIGNMENT AND JOINDER

[______], 20__

Reference is made to the Registration Rights Agreement, dated as of [•], 2020, by and among [PARENT] (the “Company”), [Holder] (as defined therein) and the other parties thereto (the “Registration Rights Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Registration Rights Agreement.

[Pursuant to Section 2.4 of the Registration Rights Agreement, [Holder] (the “Assignor”) hereby assigns [in part][or: in full] its rights and obligations under the Registration Rights Agreement to [______] and [______] (each, an “Assignee” and collectively, the “Assignees”). [For the avoidance of doubt, the Assignor will remain a party to the Registration Rights Agreement following the assignment in part of its rights and obligations thereunder to the undersigned Assignees.]]

[Pursuant to Section 4.3 of the Registration Rights Agreement, [Holder] (the “Assignor”) hereby assigns [in part][or: in full] its rights and obligations under the Registration Rights Agreement to [______] and [______] (each, an “Assignee” and collectively, the “Assignees”). [For the avoidance of doubt, the Assignor will remain a party to the Registration Rights Agreement following the assignment in part of its rights and obligations thereunder to the undersigned Assignees.]]

[[_____] is a Permitted Transferee of [Holder] (the “Assignor”) and [Holder] hereby assigns [in part][or: in full] its rights and obligations under the Registration Rights Agreement to [_____] (the “Assignee”). [For the avoidance of doubt, the Assignor will remain a party to the Registration Rights Agreement following the assignment in part of its rights and obligations thereunder to the undersigned Assignee.]]

Each undersigned Assignee hereby agrees to and does become party to the Registration Rights Agreement as a Holder. This assignment and joinder shall serve as a counterpart signature page to the Registration Rights Agreement and by executing below each undersigned Assignee is deemed to have executed the Registration Rights Agreement with the same force and effect as if originally named a party thereto and each Assignee’s shares of Common Stock shall be included as Registrable Securities under the Registration Rights Agreement.

[Remainder of Page Intentionally Left Blank.]

IN WITNESS WHEREOF, the undersigned have duly executed this assignment and joinder as of date first set forth above.

ASSIGNOR:

[HOLDER]

By:
Name:
Title:

ASSIGNEE:

[Signature Blocks to Come]